
Constellation Brands
2011 Annual Report
AT EVERY OCCASION


BLACK BOX
WINES
Arbor Mist
ROBERT MONDAVI WINERY
SIMI
TOASTED
HEAD
CLOS DU BOIS
WOODBRIDGE
CHARDONNAY
Corona
Extra
MEXICO

# CHAIRMAN'S LETTER

In an era of constant, rapid and unpredictable change, the concept of staying the course, especially in business, can seem like an impossible mission. It takes strong and confident leadership, a clear and focused strategy and a team of talented people who are willing to go the distance in order to achieve the goal.

Since fiscal 2010, the goal at Constellation Brands has been a singular one: profitable organic growth. During this period, we have embarked on an evolutionary journey that has taken us from a collection of stellar brands and acquired businesses to a highly disciplined and tightly aligned company that is, *at every occasion*, capitalizing on company-wide efficiencies and best practices to strengthen our operations, our people and our brands.

Our fiscal 2011 results serve as a shining indicator that our collective efforts are paying off. More importantly, they validate the importance of staying true to one's commitments. At Constellation Brands, our commitments are unwavering...to continue to grow our business and our premium brands, to enrich the communities where we live and work and to elevate life with every glass raised.

These commitments are being realized every day because of our people, who are among the best and brightest in the industry. Dedicated, innovative and determined, our employees have stayed the course through unexpected challenges and increasingly higher expectations placed on them. We are grateful for their talents and tenacity and are proud to showcase the impressive results of their work throughout this Annual Report.

Sincerely,

Richard Sands

**RICHARD SANDS**
*Chairman of the Board*


BLACK VELVET
RAVENSWOOD
Inniskillin
SVEDKA
Estancia
RUFFINO
NOBILO ICON
KIM CRAWFORD
WILD HORSE
WINERY & VINEYARDS

# CHIEF EXECUTIVE OFFICER'S LETTER

Fiscal 2011 marked a turning point for Constellation Brands. It was a year filled with significant accomplishment and pivotal progress that further defined our status as the #1 premium wine company in the world with the most powerful portfolio of brands. While our journey has certainly not been without its challenges, we have maintained our focus on what's important: achieving our strategic imperatives. As a result, our efforts to premiumize our portfolio, strengthen our financial profile, build our brands and unify the core foundation of our business have set us on the right path to achieve profitable organic growth.

**ROB SANDS**

*President and*
*Chief Executive Officer*





*At Every Occasion*

# FOCUSING ON WHAT'S IMPORTANT

Overall, our fiscal 2011 results were indicative of the underlying health of our business as we reported organic growth, financial stability and strong brand performance. We achieved record earnings per share, while organic net sales increased on a constant currency basis. We also far exceeded our free cash flow goal for fiscal 2011, delivering an all-time high of more than $500 million. These historic accomplishments reflect the remarkable progress we've made in reducing inventory, restructuring costs, capital expenditures and interest expenses. What is most impressive though is that we believe we can sustain this level of free cash flow into the foreseeable future.

Our financial discipline also allowed us to decrease our debt by approximately $600 million for the second consecutive year. This extraordinary level of debt reduction is even more remarkable given the funding of our $300 million accelerated stock buyback transaction earlier in the year.

Further, we completed the sale of our Australian and U.K. business, which represented our last major strategic divestiture as part of our efforts to premiumize the portfolio. This follows the 2008 sale of a significant portion of our value wine business, the 2009 sale of our value spirits business and the 2010 sale of our U.K. cider business.

## FISCAL 2011 FINANCIAL HIGHLIGHTS

**ACHIEVED**
record earnings per share

**GENERATED**
an all-time company high of more than $500 million* in free cash flow

**REDUCED**
debt by approximately $600 million

**FUNDED**
accelerated stock buyback transaction

Further
**PREMIUMIZED**
the portfolio through the sale of our Australian and U.K. business

**Net cash provided by operating activities of $619 million.*
*Please see page 14 for reconciliation to the most directly comparable GAAP financial measure.*

*At Every Occasion*

# TURNING SMALL MOMENTS INTO CELEBRATIONS

Capitalizing on the growing consumer desire to elevate everyday occasions with a favorite wine, beer or spirit, we continued to experience strong marketplace momentum within our U.S. business, with solid performance driven by some of our well-known "focus brands" such as Robert Mondavi, Clos du Bois, Estancia, Kim Crawford, Simi, Wild Horse and SVEDKA Vodka. These focus brands grew depletions (distributor sales to retail) by almost 10%, which was about three times the overall market rate. SVEDKA maintained its status as the fastest growing major U.S. spirits brand for the second year in a row posting double-digit sales and depletion growth for fiscal 2011. Seven of our U.S. wine brands (Rex Goliath, Black Box, Woodbridge by Robert Mondavi, Estancia, Toasted Head, Clos du Bois, and Robert Mondavi Private Selection) were included on the SymphonyIRI (SIRI) list of 30 Top Momentum Table Wine Brands. Our Robert Mondavi family of brands achieved stellar depletion growth in fiscal 2011, with Woodbridge by Robert Mondavi, our largest brand, increasing depletions by 6%, Robert Mondavi Private Selection by 8% and Robert Mondavi Winery by an astonishing 32%. Newly launched in fiscal 2011, our blüfeld Riesling also hit the ground running, becoming one of the Top 10 SIRI New Table Wine Brands.

This success reinforces the power of our consolidated U.S. distributor network which now includes four distributors with exclusive rights to sell our portfolio in 22 states representing approximately 60% of our total U.S. wine and spirits volume.

## POSITIVE MOMENTUM FOR CROWN IMPORTS

The positive momentum also continued for our beer business. Crown Imports saw its best results since the inception of our joint venture with Grupo Modelo. This resulted from targeted investments in product innovation, creative advertising and promotion strategies, ongoing support of wholesalers and excellent market execution. Crown ended the year with strong depletion growth that outperformed the industry and the imported beer category overall. In fact, it was the only supplier in the U.S. to post positive volume growth in calendar year 2010.

In addition, Crown Imports is currently the only company with three of its brands among the top five imported beer brands in the U.S. based on SIRI dollar sales.

Corona Extra remained far and away the leading imported premium brand, with approximately 25% of the import market share in the U.S. According to SIRI data, Modelo Especial maintained its position as the third-leading imported premium beer with nearly 18% growth, the highest among the top 20 brands in the entire U.S. beer industry in calendar year 2010. And Corona Light maintained its position as the leading light imported beer and was fourth in dollar sales in the imported beer segment.

## CORONA EXTRA NAMED ONE OF THE "BEST GLOBAL BRANDS FOR 2010"

by Interbrand, the leading brand evaluation company. Corona is the second ranked beer of only three named and the first and only among all Mexican and Latin American brands to make the list.


BLACK BOX
CLOS DU BOIS
Estancia
REX-GOLIATH

*Seven of our U.S. wine brands were included on the SymphonyIRI list of 30 Top Momentum Table Wine Brands.*



## CORE WINE CONSUMERS BY GENERATION*

| *MILLENNIALS* (21–34 years old) | *GENERATION X* (35–46 years old) | *BABY BOOMERS* (47–65 years old) |
|---|---|---|
| 37% (2005) *to* 51% (2010) | 41% (2005) *to* 62% (2010) | 17% (2005) *to* 30% (2010) |



*According to 2010 Wine Market Council data

*At Every Occasion*

# CAPTURING A NEW GENERATION OF WINE ENTHUSIASTS

We are currently in the midst of the most transformative period of positive change in U.S. wine consumption since the 1970s! According to the Beverage Information Group, wine consumption has grown in the U.S. for 17 consecutive years – with total wine consumption rising to more than 300 million cases in calendar year 2010 (representing a gain of nearly 70 million cases in the past decade). In fact, the U.S. is now the world's largest wine-consuming nation for the first time, pushing France to #2 (Bloomberg News, March 15, 2011). Even more notable than the actual growth is the type of consumers who are contributing to it. Unlike the growth of the past, fueled by older, more established consumers, today's wine market growth is driven by Millennials (70 million strong) and Generation X (44 million). More than 50% of Millennials (ages 21 to 34) are now core wine drinkers (defined as those who drink wine at least once a week) compared to only 37% just five years ago. And although Generation X (ages 35 to 46) was late in coming to the table for wine, it's making up ground quickly. Today, 62% are core wine drinkers compared to only 41% five years ago.



*A number of our brands are now using 'apps' and other social media to connect with their growing base of consumers.*

## WINE GREW FASTER THAN ANY OTHER TOP 10 CONSUMER PACKAGED GOODS (CPG) CATEGORY

*moving from #10 in 2009 to #8 in 2010 within the Food/Drug/Massx* combined channel, according to SIRI.*

*Wine was the only Top 10 CPG category to improve positioning in the ranking.*

**Massx refers to the mass channel excluding Wal-Mart.*

## OPPORTUNITIES ABOUND

Constellation Brands is seizing every opportunity to capitalize on this younger trend of wine market growth through targeted investments aimed specifically at Millennials and Gen Xers. In fiscal 2011, this included sponsorship of the Lollapalooza music festival in Chicago which was supported by more than 200 retail accounts featuring our Estancia, Ravenswood and Toasted Head wines. Kim Crawford, our New Zealand focus brand, also reached a younger, trendier audience in fiscal 2011 through its first integrated brand program as the official Wine Sponsor for the Spring/Summer season at both the New York and New Zealand Fashion Weeks. In addition to these promotional efforts, many of our brands have also established a significant social media presence, building strong consumer relationships and brand loyalty while growing sales through Facebook, Twitter and YouTube.


TOASTED HEAD
Estancia
CHARDONNAY
RAVENS
WOOD
ZINFANDEL



*At Every Occasion*

# MAKING IT EASY TO ENJOY THE BEST

We are proud to count many of the world's most preferred consumer brands within our portfolio. The impressive awards we continue to capture prove that consumers are staying loyal to quality brands they trust and love. In fiscal 2011, we stepped up our efforts to make it even easier for consumers to recognize and purchase our award-winning brands through innovative promotional programs propelled by our streamlined U.S. distributor network.

# CONSTELLATION SHINES ON THE 2010 WINE.COM 100 LIST

*Six of our wines made the 2010 Wine.com 100*
*list based entirely on customer preferences:*

#2 ........ KIM CRAWFORD 2008 SAUVIGNON BLANC

#39 ........ SIMI 2005 LANDSLIDE VINEYARD CABERNET SAUVIGNON

#40 ........ HOGUE 2006 GENESIS SYRAH

#65 ........ ROBERT MONDAVI 2005 OAKVILLE DISTRICT CABERNET SAUVIGNON

#75 ........ ROBERT MONDAVI 2006 NAPA VALLEY CABERNET SAUVIGNON

#85 ........ CLOS DU BOIS 2006 CALCAIRE CHARDONNAY

## AWARD WINNERS ROLL CALL

Wine & Spirits awarded *Blackstone Sonoma Reserve Merlot 91 points* in June 2010 and named it one of the 100 Best Buys of the Year for 2010.

Beverage Information Group's
2011 Growth Brand Awards

Rising Star:
*blüfeld*

Fast Track Awards:
*SVEDKA Vodka*
*Black Box*
*Kim Crawford*

Established Growth Brand Awards:
*Woodbridge by Robert Mondavi*
*Cook's*



BLACK BOX
WOODBRIDGE
blüfeld
Cook's
2011
GROWTH
BRANDS
BEVERAGE INFORMATION


CONSTELLATION WINES U.S.



Cheers
SUPPLIER
EXCELLENCE
AWARD 2011


"BEST LARGE WINE COMPANY"



KIM
CRAWFORD
BLACK BOX
2010
IMPACT
HOT BRAND
AWARD
HOT BRANDS
2010
AWARD WINNERS
REX-GOLIATH
GIANT
47
POUND
ROOSTER
CABERNET SAUVIGNON
SVEDKA
IMPORTED SWEDISH
VODKA
Distilled Five Times




Modelo
especial
IMPORTED BEER FROM MEXICO

# ENRICHING THE COMMUNITIES WHERE WE LIVE AND WORK

Corporate Social Responsibility (CSR) reaches back to Constellation Brands' earliest days and has shaped how we conduct business and how we participate in the communities where we live and work. Constellation Brands' CSR platform rests on three pillars: Social Responsibility, Sustainability and Giving. In fiscal 2011, we furthered our commitments in each of these areas.

*Mark Gabrielli (GM, Woodbridge), Larry Pilmaier (VC Manager, Woodbridge), with representatives from the Food Bank of Stockton and San Joaquin County, CA including Tim Viall, Yvonne Derby, Jennifer Murphy, Darrin Brant and Federico Navarro.*


THE
CENTURY COUNCIL
DISTILLERS FIGHTING DRUNK DRIVING & UNDERAGE DRINKING

*We sponsor and support many organizations that promote responsible drinking such as The Century Council in the U.S. which targets drunk driving and underage drinking.*

Ravenswood Vineyard, Sonoma, CA

## SUSTAINABILITY

We completed a major expansion of our solar energy initiative at our California wineries including Clos du Bois in Geyserville, Ravenswood in Sonoma and Estancia in Monterey County. The project built upon the inaugural solar panel installation at the Gonzales winery in Monterey County in fiscal 2010. Approximately 17,000 solar panels are now installed across the four wineries, making our solar footprint the largest in the U.S. wine industry. The solar power generated is projected to cover most, if not all, of the wineries' energy needs.

In support of Constellation Brands' commitment to reduce its overall greenhouse gas emissions, we also collected and reported our carbon footprint data to the Carbon Disclosure Project for the second consecutive year. Constellation Brands ranked in-line with our industry peers and above average when compared to the full Consumer Staples sector. CSR representatives in each of our regions are working together to establish worldwide goals for reducing greenhouse gas emissions, water usage and waste across our company.

## SOCIAL RESPONSIBILITY

Constellation Brands has a long-standing commitment to promote, advertise and market our products using the industry's best practices. Our Global Marketing Code serves as our guide to these high standards by providing the fundamental framework for responsible brand advertising and marketing to ensure our messages are directed at legal, drinking-age consumers. Compliance with the Global Marketing Code is mandatory across the company. In fiscal 2011, we updated the Global Marketing Code to include specific guidance with respect to digital communications, product placements and new international standards.

We are also involved in a number of initiatives that address the societal impact of the misuse of beverage alcohol. We sponsor and support many organizations that promote responsible drinking such as The Century Council in the U.S., which aims to eliminate drunk driving and underage drinking. We are also a member of the Global Alcohol Producers Group, an informal coalition of leading international beverage alcohol companies that are engaged in discussions with the World Health Organization and other key stakeholders to examine ways to effectively promote responsible alcohol consumption around the world.

## GIVING

Constellation Brands' culture of giving is focused in three areas: Arts and Culture, Education and Health Care. In fiscal 2011, together with our employees, we supported each of these areas through generous financial contributions, countless volunteer hours and other donated supplies and resources.

Specifically, we continued our generous support of several regions throughout the world that were devastated by earthquakes including Haiti, Chile and New Zealand, where many of our employees live and work.

*In fiscal 2011, we donated millions of dollars in support of our Giving commitment to advance Arts and Culture, Education and Health Care around the world.*

We also made a $1 million commitment to the Rochester Institute of Technology to support the creation of the Constellation Commons for Global Learning. And we provided a gift of $500,000 to help fund the creation of a state-of-the-art Pediatrics and Visitation Center in Rochester, NY. The Center, which will co-locate a medical facility with a supervised visitation center, will provide significant benefits to foster children, their families and the community. The center will be the first of its kind in the world and is anticipated to serve as an international model for future medical facilities. For more information about our range of CSR commitments and activities, please visit *www.constellationcsr.com*.


APPROXIMATELY 17,000 SOLAR PANELS INSTALLED ACROSS FOUR WINERIES
making our solar footprint the largest in the U.S. wine industry.



*Solbar Patio at Solage Calistoga*

# LOOKING CONFIDENTLY TOWARD THE FUTURE

I believe we have never been better positioned for sustainable, profitable growth than we are today, thanks in large part to the unwavering dedication, tireless efforts and outstanding talents of our people. The transformative work we have accomplished has not always been easy and has required everyone in our organization to roll up their sleeves and work together in pursuit of our strategic imperatives. I am proud to say that as a result of these efforts we have emerged as a much stronger and more unified Constellation Brands.

I firmly believe that the future is bright for our company, our employees and our shareholders, and I look forward to celebrating the next successful steps on our journey as we aspire to *elevate life with every glass raised.*

Sincerely,

Robert Sands

**ROB SANDS**

*President and Chief Executive Officer*

# FISCAL 2011 FINANCIAL REPORT

# FINANCIAL HIGHLIGHTS

| *For the Years Ended February 28 or 29 (in millions, except per share data)* | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **INCOME STATEMENT REPORTED RESULTS** | | | | | |
| Sales | **$ 4,096.7** | $ 4,213.0 | $ 4,723.0 | $ 4,885.1 | $ 6,401.8 |
| Net sales | **3,332.0** | 3,364.8 | 3,654.6 | 3,773.0 | 5,216.4 |
| Operating income (loss) | **502.5** | 311.5 | 29.6 | (350.2) | 704.2 |
| Equity in earnings of equity method investees | **243.8** | 213.6 | 186.6 | 257.9 | 49.9 |
| Net income (loss) | **559.5** | 99.3 | (301.4) | (613.3) | 331.9 |
| Diluted earnings (loss) per share | **2.62** | 0.45 | (1.40) | (2.83) | 1.38 |
| **INCOME STATEMENT COMPARABLE RESULTS** | | | | | |
| Net sales | **$ 3,332.0** | $ 3,364.8 | $ 3,654.6 | $ 3,773.0 | $ 5,216.4 |
| Operating income | **533.7** | 560.2 | 604.6 | 551.4 | 847.8 |
| Equity in earnings of equity method investees | **244.4** | 239.0 | 269.9 | 273.9 | 52.7 |
| Net income | **408.0** | 373.3 | 351.3 | 321.0 | 403.3 |
| Diluted earnings per share | **1.91** | 1.69 | 1.60 | 1.44 | 1.68 |
| **CASH FLOW DATA** | | | | | |
| Net cash provided by operating activities | **$ 619.3** | $ 402.5 | $ 506.9 | $ 519.8 | $ 313.2 |
| Purchases of property, plant and equipment | **(89.1)** | (107.7) | (128.6) | (143.8) | (192.0) |
| Free cash flow | **530.2** | 294.8 | 378.3 | 376.0 | 121.2 |

*Comparable financial results are provided because the Company believes this information provides investors better insight on underlying business trends and results in order to evaluate year-over-year financial performance. Management uses this information in evaluating the results of continuing operations of the Company and internal goal setting.*

*The comparable financial results reflect the exclusion of the following items: strategic business realignment activities including accelerated depreciation, write-down of inventory, net gains on sale of 80.1% of the Australian and U.K. business, net gain/loss on March 2009 sale of the value spirits business, loss on sale of certain Pacific Northwest wine brands, loss on sale of the Almaden and Inglenook wine brands and certain other assets, loss on disposal in connection with the contribution of the U.K. wholesale business, loss on sale of the branded bottled water business, net gain/loss on sale of certain other nonstrategic business/assets, impairment of certain intangible assets, facility rationalization costs, acquisition-related integration costs, restructuring charges and other related costs; the flow through of inventory step-up associated with acquisitions and investments in equity method investees; loss on contractual obligations from put options of Ruffino shareholders; impairment of certain goodwill, intangible assets and equity method investments; the flow through of adverse grape cost associated with the Robert Mondavi acquisition; loss on the adjustment of certain inventory, primarily Australian, related to prior years; loss on write-off of certain property, plant and equipment; foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition; financing costs associated with the repayment of prior senior credit agreements and redemption of senior notes; gains on changes in fair value of derivative instruments associated with financing certain acquisitions; valuation allowance against deferred tax assets in the U.K.; income tax expense for gain on settlement of certain foreign currency economic hedges; valuation allowance against net operating loss carryforwards in Australia; and tax benefit related to prior period stock option exercises.*

*The impact of excluding these items from the comparable financial results for: operating income totaled $31.2 for 2011, $248.7 for 2010, $575.0 for 2009, $901.6 for 2008 and $143.6 for 2007; equity in earnings of equity method investees totaled $0.6 for 2011, $25.4 for 2010, $83.3 for 2009, $16.0 for 2008 and $2.8 for 2007; net income totaled ($151.5) for 2011, $274.0 for 2010, $652.7 for 2009, $934.3 for 2008 and $71.4 for 2007; diluted earnings per share totaled ($0.71) for 2011, $1.24 for 2010, $3.00 for 2009, $4.27 for 2008 and $0.30 for 2007. Net income and diluted earnings per share amounts on a comparable basis are net of income taxes at a rate of 30.0% for 2011, 30.1% for 2010, 36.3% for 2009, 32.7% for 2008 and 35.6% for 2007.*

*"Free cash flow," as defined in the reconciliation above, is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with U.S. generally accepted accounting principles.*

# PERFORMANCE GRAPH

Set forth below is a line graph comparing, for the fiscal years ended the last day of February 2007, 2008, 2009, 2010 and 2011, the cumulative total stockholder return of the Company's Class A Common Stock and Class B Common Stock, with the cumulative total return of the S&P 500 Index and a peer group index comprised of companies in the beverage industry (the "Peer Group Index") (see footnote (1) to the graph). The graph assumes the investment of $100.00 on February 28, 2006 in the Company's Class A Common Stock, the Company's Class B Common Stock, the S&P 500 Index and the Peer Group Index, and also assumes the reinvestment of all dividends.

## Comparison of Five-Year Cumulative Total Return



$200
$150
$100
$50
$0
2/06
2/07
2/08
2/09
2/10
2/11


Constellation Brands, Inc. Class A — Constellation Brands, Inc. Class B

S&P 500 Index — Peer Group Index

| | 2/06 | 2/07 | 2/08 | 2/09 | 2/10 | 2/11 |
|---|---|---|---|---|---|---|
| Constellation Brands, Inc. Class A | $100.00 | $ 89.07 | $ 75.66 | $49.54 | $57.10 | $ 77.15 |
| Constellation Brands, Inc. Class B | 100.00 | 90.19 | 76.58 | 50.62 | 56.73 | 77.58 |
| S&P 500 | 100.00 | 111.97 | 107.94 | 61.18 | 93.98 | 115.20 |
| Peer Group | 100.00 | 115.70 | 154.09 | 88.37 | 126.71 | 154.15 |

(1) The Peer Group Index *is weighted according to the respective issuer's stock market capitalization and is comprised of the following companies: The Boston Beer Company, Inc.; Brown-Forman Corporation (Class A and Class B Shares); Coca-Cola Bottling Co. Consolidated; The Coca-Cola Company; Coca-Cola Enterprises Inc.; Diageo plc; LVMH Moet Hennessy Louis Vuitton; Molson Coors Brewing Company (Class B Shares); and PepsiCo, Inc.*

The stock price performance included in this graph is not necessarily indicative of future stock price performance. The Company neither makes nor endorses any predictions as to future stock performance.

# SELECTED FINANCIAL DATA

| (in millions, except per share data) | February 28, 2011 | February 28, 2010 | February 28, 2009 | February 29, 2008 | February 28, 2007 |
|---|---|---|---|---|---|
| | For the Years Ended | | | | |
| Sales | **$4,096.7** | $4,213.0 | $4,723.0 | $ 4,885.1 | $6,401.8 |
| Less – excise taxes | **(764.7)** | (848.2) | (1,068.4) | (1,112.1) | (1,185.4) |
| Net sales | **3,332.0** | 3,364.8 | 3,654.6 | 3,773.0 | 5,216.4 |
| Cost of product sold | **(2,141.9)** | (2,220.0) | (2,424.6) | (2,491.5) | (3,692.5) |
| Gross profit | **1,190.1** | 1,144.8 | 1,230.0 | 1,281.5 | 1,523.9 |
| Selling, general and administrative expenses (1) | **(640.9)** | (682.5) | (832.0) | (812.6) | (787.2) |
| Impairment of goodwill and intangible assets (2) | **(23.6)** | (103.2) | (300.4) | (812.2) | – |
| Restructuring charges (3) | **(23.1)** | (47.6) | (68.0) | (6.9) | (32.5) |
| Operating income (loss) | **502.5** | 311.5 | 29.6 | (350.2) | 704.2 |
| Equity in earnings of equity method investees | **243.8** | 213.6 | 186.6 | 257.9 | 49.9 |
| Interest expense, net | **(195.3)** | (265.1) | (323.0) | (348.3) | (273.9) |
| Loss on write-off of financing costs | **–** | (0.7) | – | – | – |
| Gain on change in fair value of derivative instruments | **–** | – | – | – | 55.1 |
| Income (loss) before income taxes | **551.0** | 259.3 | (106.8) | (440.6) | 535.3 |
| Benefit from (provision for) income taxes | **8.5** | (160.0) | (194.6) | (172.7) | (203.4) |
| Net income (loss) | **559.5** | 99.3 | (301.4) | (613.3) | 331.9 |
| Dividends on preferred stock | **–** | – | – | – | (4.9) |
| Income (loss) available to common stockholders | **$ 559.5** | $ 99.3 | $ (301.4) | $ (613.3) | $ 327.0 |
| Earnings (loss) per common share: | | | | | |
| Basic – Class A Common Stock | **$ 2.68** | $ 0.46 | $ (1.40) | $ (2.83) | $ 1.44 |
| Basic – Class B Convertible Common Stock | **$ 2.44** | $ 0.41 | $ (1.27) | $ (2.57) | $ 1.31 |
| Diluted – Class A Common Stock | **$ 2.62** | $ 0.45 | $ (1.40) | $ (2.83) | $ 1.38 |
| Diluted – Class B Convertible Common Stock | **$ 2.40** | $ 0.41 | $ (1.27) | $ (2.57) | $ 1.27 |
| Total assets | **$7,167.6** | $8,094.3 | $8,036.5 | $10,052.8 | $9,438.2 |
| Long-term debt, including current maturities | **$3,152.6** | $3,464.3 | $4,206.3 | $ 4,878.0 | $4,032.2 |

*(1) During the first quarter of the year ended February 28, 2011, the Company reclassified acquisition-related integration costs to selling, general and administrative expenses. Accordingly, all periods presented have been reclassified to reflect this revised presentation.*

*(2) For a detailed discussion of impairment of goodwill and intangible assets for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, see Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report under the caption "Fiscal 2011 Compared to Fiscal 2010 – Impairment of Goodwill and Intangible Assets" and "Fiscal 2010 Compared to Fiscal 2009 – Impairment of Goodwill and Intangible Assets," respectively.*

*(3) For a detailed discussion of restructuring charges for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, see Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report under the captions "Fiscal 2011 Compared to Fiscal 2010 – Restructuring Charges" and "Fiscal 2010 Compared to Fiscal 2009 – Restructuring Charges," respectively.*

For the years ended February 28, 2011, and February 28, 2010, see Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto in this Annual Report.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**References to market shares and positions are as of December 31**

## Overview

The Company is the world's leading premium wine company with a broad portfolio of consumer-preferred premium wine brands complemented by premium spirits, imported beer and other select beverage alcohol products. The Company continues to supply imported beer in the United States ("U.S.") through its investment in a joint venture with Grupo Modelo, S.A.B. de C.V. This imported beers joint venture operates as Crown Imports LLC and is referred to hereinafter as "Crown Imports." The Company is the leading premium wine company in the U.S.; the leading producer and marketer of wine in Canada; and a leading producer and exporter of wine from New Zealand. Prior to January 31, 2011, the Company had leading market positions in both Australia and the United Kingdom ("U.K.") through its Australian and U.K. business. On January 31, 2011, the Company completed the sale of 80.1% of its Australian and U.K. business (the "CWAE Divestiture") as further discussed below under "Divestitures in Fiscal 2011, Fiscal 2010 and Fiscal 2009."

In connection with the Company's changes during the first quarter of fiscal 2011 within its internal management structure for its Australian and U.K. business, and the Company's revised business strategy within these markets, the Company changed its internal management financial reporting on May 1, 2010, to consist of four business divisions: Constellation Wines North America, Constellation Wines Australia and Europe, Constellation Wines New Zealand and Crown Imports. However, due to a number of factors, including the size of the Constellation Wines New Zealand segment's operations, the similarity of its economic characteristics and long-term financial performance with that of the Constellation Wines North America business, and the fact that the vast majority of the wine produced by the Constellation Wines New Zealand operating segment is sold in the U.S. and Canada, the Company has aggregated the results of this operating segment with its Constellation Wines North America operating segment to form one reportable segment. Accordingly, beginning May 1, 2010, the Company began reporting its operating results in four segments: Constellation Wines North America (wine and spirits) ("CWNA"), Constellation Wines Australia and Europe (wine) ("CWAE"), Corporate Operations and Other, and Crown Imports (imported beer). Prior to the changes noted above, the Company's internal management financial reporting consisted of two business divisions, Constellation Wines and Crown Imports. As a result of the CWAE Divestiture, as of February 1, 2011, the Company is no longer reporting operating results for the CWAE segment. Amounts included in the Corporate Operations and Other segment consist of costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global supply chain. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other reportable segments.

The new business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. The financial information for Fiscal 2010 and Fiscal 2009 (each as defined below) has been restated to conform to the new segment presentation.

In addition, the Company excludes restructuring charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The Company's business strategy in the CWNA segment is to remain focused on consumer-preferred premium wine brands, complemented by premium spirits. In this segment, the Company intends to continue to focus on growing premium product categories and expects to capitalize on its size and scale in the marketplace to profitably grow the business. During Fiscal 2010, the Company began implementation of a strategic project to consolidate its U.S. distributor network in key markets and create a new go-to-market strategy designed to focus the full power of its U.S. wine and spirits portfolio in order to improve alignment of dedicated, selling resources which is expected to drive organic growth. In connection with this strategy, the Company negotiated long-term contracts with five U.S. distributors who currently represent about 60% of the Company's branded wine and spirits volume in the U.S. During the second half of fiscal 2010 and throughout Fiscal 2011 (as defined below), the Company's net sales and operating income for its U.S. branded wine and spirits business has benefited from these contracts as the Company's shipments to distributors exceeded distributor shipments to retailers. Following the end of Fiscal 2011, the distributor inventory levels related to the Company's branded wine and spirits products should remain stable as shipments on an annual basis to these distributors will essentially equal the distributors' shipments to retailers for the remainder of the terms of these contracts, which extend through the end of fiscal 2015. The Company believes that this is the right strategy to take in order to position the Company for future growth in a consolidating market. In addition, recent U.S. market trends and sales from distributors to retailers of the Company's branded wine and spirits products indicate that the Company has benefited from this new go-to-market strategy in Fiscal 2011.

In addition, in the U.S., the calendar 2010 grape harvest came in lower than the calendar 2009 grape harvest. The Company continues to expect the overall supply of wine to remain generally in balance with demand within the U.S.

Prior to the CWAE Divestiture, the Company's business strategy in the CWAE segment previously included tightening of its portfolio focus, increasing efficiencies, reducing costs and improving cash generation in response to the continuing competitive conditions in the U.K. and Australia. This strategy was adopted to assist the Company in its efforts to effectively deal with some of the long-term challenges the Company had been facing in the U.K. and Australia markets, including (i) annual duty increases in the U.K.; (ii) significant consolidation of U.K. retailers which resulted in a limited number of retailers controlling a significant portion of the off-premise wine business; (iii) continuing surplus of Australian wine which made low cost wine available to U.K. retailers who were able to create and build private label brands in the Australian wine category; and (iv) foreign exchange volatility. For these reasons, combined with the Company's strategic focus on premiumizing its portfolio, generating strong free cash flow and improving return on invested capital, the Company decided to substantially reduce its exposure to the U.K. and Australian markets through the CWAE Divestiture.

The Company remains committed to its long-term financial model of growing sales, including international expansion of its CWNA segment's branded portfolio, expanding margins, increasing cash flow and reducing borrowings to achieve earnings per share growth and improve return on invested capital.

Marketing, sales and distribution of the Company's products are managed on a geographic basis in order to fully leverage leading market positions within each core market. Market dynamics and consumer trends vary significantly across the Company's remaining three core markets (U.S., Canada and New Zealand) within the Company's remaining two geographic regions (North America and New Zealand). Within North America, the Company offers a range of beverage alcohol products across the branded wine and spirits and, through Crown Imports, imported beer categories in the U.S. Within New Zealand, the Company primarily offers branded wine. The environment for the Company's products is competitive in each of the Company's core markets.

For the year ended February 28, 2011 ("Fiscal 2011"), the Company's net sales decreased 1% over the year ended February 28, 2010 ("Fiscal 2010"), primarily due to the divestiture of the U.K. cider business (see "Divestitures in Fiscal 2011, Fiscal 2010 and Fiscal 2009" below) and the CWAE Divestiture, partially offset by a combination of volume growth and favorable product mix shift in the U.S. base branded wine portfolio (as defined below). Operating income for Fiscal 2011 increased 61% over Fiscal 2010 primarily due to a decrease in restructuring charges and unusual items for Fiscal 2011 compared to Fiscal 2010. Net income for Fiscal 2011 increased significantly over Fiscal 2010 primarily due to the items discussed above combined with a benefit from income taxes and lower interest expense.

The following discussion and analysis summarizes the significant factors affecting (i) consolidated results of operations of the Company for Fiscal 2011 compared to Fiscal 2010, and Fiscal 2010 compared to the year ended February 28, 2009 ("Fiscal 2009"), and (ii) financial liquidity and capital resources for Fiscal 2011. References to U.S. base branded wine exclude the impact of (i) branded wine for the CWNA segment previously sold through the Company's CWAE segment, (ii) branded spirits divested of in the value spirits divestiture (as discussed below) and/or (iii) branded wine divested of in the Pacific Northwest Business divestiture (as defined below), as appropriate. References to U.K. base branded wine exclude the impact of U.K. cider divested of in the U.K. cider business divestiture (as discussed below). This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

## *Divestitures in Fiscal 2011, Fiscal 2010 and Fiscal 2009*

**AUSTRALIAN AND U.K. BUSINESS** In January 2011, the Company sold 80.1% of its Australian and U.K. business (the "CWAE Divestiture") at a transaction value of $266.9 million, subject to post-closing adjustments. The Company received cash proceeds, net of cash divested of $15.8 million and direct costs paid of $2.3 million, of $221.3 million, subject to post-closing adjustments. The Company retained a 19.9% interest in its previously owned Australian and U.K. business. This transaction is consistent with the Company's strategic focus on premiumizing the Company's portfolio and improving margins and return on invested capital.

The following table summarizes the net gain recognized and the net cash proceeds received in connection with this divestiture:

| *(in millions)* | |
|---|---|
| Net assets sold | $ (734.1) |
| Cash received from buyer, net of cash divested | 223.6 |
| Retained interest in previously owned business | 48.2 |
| Estimated post-closing adjustments | (19.3) |
| Foreign currency reclassification | 678.8 |
| Indemnification liabilities | (26.1) |
| Direct costs to sell, paid and accrued | (14.0) |
| Other | 8.0 |
| Net gain on sale | 165.1 |
| Loss on settlement of pension | (109.9) |
| Net gain | $ 55.2 |

In addition, the Company's CWAE segment recorded an additional net gain of $28.5 million, primarily associated with a net gain on derivative instruments of $20.8 million, related to this divestiture. Total net gains associated with this divestiture of $83.7 million are included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

**U.K. CIDER BUSINESS** In January 2010, the Company sold its U.K. cider business for cash proceeds of £43.9 million ($71.6 million), net of direct costs to sell. This transaction is consistent with the Company's strategic focus on premium higher-growth, higher-margin wine, beer and spirits brands. In connection with this divestiture, the Company's CWAE segment recorded a gain of $11.2 million for Fiscal 2010 which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

**VALUE SPIRITS BUSINESS** In March 2009, the Company sold its value spirits business for $336.4 million, net of direct costs to sell. The Company received $276.4 million, net of direct costs to sell, in cash proceeds and a note receivable for $60.0 million in connection with this divestiture. In the first quarter of fiscal 2011, the Company received full payment of the note receivable. The Company retained certain premium spirits brands, including SVEDKA Vodka, Black Velvet Canadian Whisky and Paul Masson Grande Amber Brandy. This transaction is consistent with the Company's strategic focus on premium, higher-growth and higher-margin brands in its portfolio. In connection with the classification of this business as an asset group held for sale as of February 28, 2009, the Company's CWNA segment recorded a loss of $15.6 million in the fourth quarter of fiscal 2009, primarily related to asset impairments. In the first quarter of fiscal 2010, the Company's CWNA segment recognized a net gain of $0.2 million, which included a gain on settlement of a postretirement obligation of $1.0 million, partially offset by an additional loss of $0.8 million. These amounts are included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

**PACIFIC NORTHWEST BUSINESS** In June 2008, the Company sold certain businesses consisting of several California wineries and wine brands acquired in the acquisition of all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), as well as certain wineries and wine brands from the states of Washington and Idaho (collectively, the "Pacific Northwest Business") for cash proceeds of $204.2 million, net of direct costs to sell. In addition, if certain objectives are achieved by the buyer, the Company could receive up to an additional $25.0 million in cash payments. This transaction contributes to the Company's streamlining of its U.S. wine portfolio by eliminating brand duplication and reducing excess production capacity. In connection with this divestiture, the Company's CWNA segment recorded a loss of $23.2 million for Fiscal 2009, which included a loss on business sold of $15.8 million and losses on contractual obligations of $7.4 million. The loss of $23.2 million is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

## *Equity Method Investment in Fiscal 2011*

In connection with the Company's December 2004 investment in Ruffino S.r.l. ("Ruffino"), the Company granted separate irrevocable and unconditional options to the two other shareholders of Ruffino to put to the Company all of the ownership interests held by these shareholders for a price as calculated in the joint venture agreement. Each option was exercisable during the period starting from January 1, 2010, and ending on December 31, 2010. For the year ended February 28, 2010, in connection with the notification by the 9.9% shareholder of Ruffino to exercise its option to put its entire equity interest in Ruffino to the Company for the specified minimum value of €23.5 million, the Company recognized a loss of $34.3 million for the third quarter of fiscal 2010 on the contractual obligation created by this notification. This loss was included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. In May 2010, the Company settled this put option through a cash payment of €23.5 million ($29.6 million) to the 9.9% shareholder of Ruffino, thereby increasing the Company's equity interest in Ruffino from 40.0% to 49.9%. In December 2010, the Company received notification from the 50.1% shareholder of Ruffino that it was exercising its option to put its entire equity interest in Ruffino to the Company for €55.9 million. Prior to this notification, the Company had initiated arbitration proceedings against the 50.1% shareholder alleging various matters which should affect the validity of the put option. However, subsequent to the initiation of the arbitration proceedings, the Company began discussions with the 50.1% shareholder on a framework for settlement of all legal actions. The framework of the settlement would include the Company's purchase of the 50.1% shareholder's entire equity interest in Ruffino on revised terms to be agreed upon by both parties. As a result, the Company recognized a loss for the fourth quarter of fiscal 2011 of €43.4 million ($60.0 million) on the contingent obligation. This loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. As of February 28, 2011, the Company's investment in Ruffino was $7.4 million.

# Results of Operations

## *Fiscal 2011 Compared to Fiscal 2010*

**NET SALES** The following table sets forth the net sales by reportable segment of the Company for Fiscal 2011 and Fiscal 2010.

| *(in millions)* | Fiscal 2011 | Fiscal 2010 | % Increase (Decrease) |
|---|---|---|---|
| CWNA net sales | **$2,557.3** | $2,434.7 | 5 % |
| CWAE net sales | **774.7** | 930.1 | (17)% |
| Crown Imports net sales | **2,392.9** | 2,256.2 | 6 % |
| Consolidations and eliminations | **(2,392.9)** | (2,256.2) | (6)% |
| Consolidated Net Sales | **$3,332.0** | $3,364.8 | (1)% |

Net sales for Fiscal 2011 decreased to $3,332.0 million from $3,364.8 million for Fiscal 2010, a decrease of $32.8 million, or (1%). This decrease resulted primarily from the divestiture of the U.K. cider business, the CWAE Divestiture and the divestiture of the value spirits business of $178.2 million, partially offset by an increase in U.S. base branded wine net sales of $85.9 million and a favorable year-over-year foreign currency translation impact of $52.6 million.

***Constellation Wines North America*** Net sales for CWNA increased to $2,557.3 million for Fiscal 2011 from $2,434.7 million for Fiscal 2010, an increase of $122.6 million, or 5%. This increase is primarily due to volume growth and favorable product mix shift in the U.S. base branded wine portfolio due largely to certain U.S. distributor contractual commitments, and a favorable year-over-year foreign currency translation impact of $36.4 million, partially offset by increased promotional spend, primarily in the U.S. The Fiscal 2011 U.S. volume growth is even more pronounced as a result of the Company's strategic decision in the fourth quarter of fiscal 2010 to work with certain of its U.S. distributors to reduce their U.S. branded wine inventory levels and not require these distributors to purchase the originally contracted branded wine amounts during that quarter. The Company believes that this strategic decision has helped and will continue to help its U.S. distributors improve depletion trends and consumer takeaway as distributor cost savings associated with carrying lower levels of inventory were invested by the U.S. distributors in additional marketing and promotional programming behind the CWNA segment's U.S. branded wine portfolio during Fiscal 2011 and such investments are expected to continue during Fiscal 2012.

***Constellation Wines Australia and Europe*** Net sales for CWAE decreased to $774.7 million for Fiscal 2011 from $930.1 million for Fiscal 2010, a decrease of $155.4 million, or (17%). This decrease is primarily due to a decrease in net sales of $171.7 million in connection with the divestiture of the U.K. cider business and the CWAE Divestiture, partially offset by a favorable year-over-year foreign currency translation impact of $16.2 million.

***Crown Imports*** As this segment is eliminated in consolidation, see "Equity in Earnings of Equity Method Investees" below for a discussion of Crown Imports' net sales, gross profit, selling, general and administrative expenses, and operating income.

**GROSS PROFIT** The Company's gross profit increased to $1,190.1 million for Fiscal 2011 from $1,144.8 million for Fiscal 2010, an increase of $45.3 million, or 4%. This increase is due to an increase in CWNA's gross profit of $48.3 million and a decrease in unusual items, which consist of certain amounts that are excluded by management in their evaluation of the results of each operating segment, of $27.7 million, partially offset by a decrease in CWAE's gross profit of $30.7 million. The increase in CWNA's gross profit is primarily due to favorable product mix shift and volume growth (primarily in the U.S. base branded wine portfolio) combined with a favorable year-over-year foreign currency translation impact of $15.9 million, partially offset by increased U.S. promotional spend and the flow through of higher calendar 2008 U.S. grape costs. The decrease in unusual items is primarily due to decreases in accelerated depreciation of $15.5 million associated with certain restructuring programs and the flow through of inventory step-up of $6.0 million associated primarily with the December 2007 BWE acquisition. The decrease in CWAE's gross profit is primarily due to the divestiture of the U.K. cider business and the CWAE Divestiture.

Gross profit as a percent of net sales increased to 35.7% for Fiscal 2011 from 34.0% for Fiscal 2010 primarily due to the lower unusual items and growth of higher-margin CWNA branded wine and spirits net sales (driven primarily by favorable U.S. base branded wine product mix shift and the divestitures of the lower-margin Australian and U.K. business and the U.K. cider business), partially offset by the negative impact of the flow through of the higher calendar 2008 U.S. grape costs and the increased U.S. promotional spend.

**SELLING, GENERAL AND ADMINISTRATIVE EXPENSES** Selling, general and administrative expenses decreased to $640.9 million for Fiscal 2011 from $682.5 million for Fiscal 2010, a decrease of $41.6 million, or (6%). This decrease is due to decreases in unusual items, which consist of certain amounts that are excluded by management in their evaluation of the results of each operating segment, of $85.7 million, and the CWAE segment of $23.1 million, partially offset by increases in the CWNA segment of $55.3 million and the Corporate Operations and Other segment of $11.9 million. The decrease in unusual items consists of the following:

| *(in millions)* | Fiscal 2011 | Fiscal 2010 | (Decrease) Increase |
|---|---|---|---|
| Net gains on the CWAE Divestiture and related activities | **$ (83.7)** | $ – | $ (83.7) |
| Net gain on sale of nonstrategic assets/business | **(3.3)** | (11.2) | 7.9 |
| Loss on contractual obligation from put option of Ruffino shareholder | **60.0** | 34.3 | 25.7 |
| Acquisition-related integration costs | **0.5** | 0.2 | 0.3 |
| Net gain on March 2009 sale of value spirits business | **–** | (0.2) | 0.2 |
| Other costs | **6.3** | 42.4 | (36.1) |
| | **$ (20.2)** | $ 65.5 | $ (85.7) |

The decrease in other costs above is driven primarily by the Company's plan (announced in April 2009) to simplify its business, increase efficiencies and reduce its cost structure on a global basis (the "Global Initiative"). The decrease in CWAE's selling, general and administrative expenses is primarily due to the divestiture of the U.K. cider business and the CWAE Divestiture. The increase in CWNA's selling, general and administrative expenses is due to increases (on a constant currency basis) in general and administrative expenses of $21.4 million, selling expenses of $15.2 million and advertising expenses of $9.6 million, combined with an unfavorable year-over-year foreign currency translation impact of $9.1 million. The increases in general and administrative expenses and selling expenses are primarily due to (i) costs associated with the Company's initiative to implement a comprehensive, multi-year program to strengthen and enhance the Company's global business capabilities and processes through the creation of an integrated technology platform to improve the accessibility of information and visibility of global data ("Project Fusion"); (ii) higher compensation and benefits driven largely by higher annual management incentive compensation expense; and (iii) higher consulting service fees associated with the segment's review of certain business and process improvement opportunities. The increase in advertising expenses is primarily due to a planned increase in marketing and advertising spend behind the segment's branded wine and spirits portfolio. The increase in Corporate Operations and Other's selling, general and administrative expenses is due to an increase in general and administrative expenses resulting largely from higher annual management incentive compensation expense and higher stock-based compensation expense.

Selling, general and administrative expenses as a percent of net sales decreased to 19.2% for Fiscal 2011 as compared to 20.3% for Fiscal 2010 primarily due to the factors discussed above, partially offset by the increased U.S. promotional spend.

**IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS** The Company recorded impairment losses of $23.6 million and $103.2 million for Fiscal 2011 and Fiscal 2010, respectively. The Fiscal 2011 impairment losses resulted primarily from the Company's fourth quarter annual review, pursuant to the Company's accounting policy, of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated with the CWNA segment's Canadian reporting unit were impaired largely due to lower revenue and profitability associated with products incorporating these assets included in long-term financial forecasts developed as part of the strategic planning cycle conducted during the Company's fourth quarter. As a result of this review, the Company recorded an impairment loss of $16.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. In addition, in the third quarter of fiscal 2011, in connection with the Company's decision to discontinue certain wine brands within its CWNA segment's U.S. wine portfolio, the Company determined that certain indefinite lived trademarks associated with the CWNA segment's U.S. reporting unit were impaired. As a result of this decision, the Company recorded an impairment loss of $6.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Fiscal 2010 impairment losses resulted from the Company's fourth quarter annual review, pursuant to the Company's accounting policy, of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated primarily with the CWAE segment's Australian reporting unit were impaired largely due to lower revenue and profitability associated with products incorporating these assets included in long-term financial forecasts developed as part of the strategic planning cycle conducted during the Company's fourth quarter. As a result of this review, the Company recorded an impairment loss of $103.2 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations.

**RESTRUCTURING CHARGES** The Company recorded $23.1 million of restructuring charges for Fiscal 2011 associated primarily with the Company's Global Initiative and the Company's plan (announced in August 2008) to sell certain assets and implement operational changes designed to improve the efficiencies and returns associated with the Australian business, primarily by consolidating certain winemaking and packaging operations and reducing the Company's overall grape supply due to reduced capacity needs resulting from a streamlining of the Company's product portfolio (the "Australian Initiative"). Restructuring charges include $12.1 million of employee termination benefit costs, $5.2 million of contract termination costs, $4.2 million of net noncash charges on assets sold in Australia, and $1.6 million of facility consolidation/relocation costs. The Company recorded $47.6 million of restructuring charges for Fiscal 2010 associated primarily with the Company's Global Initiative and Australian Initiative.

In addition, the Company incurred additional costs for Fiscal 2011 and Fiscal 2010 in connection with the Company's restructuring and acquisition-related integration plans. Total costs incurred in connection with these plans for Fiscal 2011 and Fiscal 2010 are as follows:

| *(in millions)* | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| Cost of Product Sold: | | |
| Accelerated depreciation | $ 2.2 | $ 17.7 |
| Inventory write-downs | $ – | $ 1.6 |
| Other | $ – | $ 4.7 |
| Selling, General and Administrative Expenses: | | |
| Gain on sale of nonstrategic assets | $ (1.0) | $ – |
| Acquisition-related integration costs | $ 0.5 | $ 0.2 |
| Other costs | $ 6.3 | $ 42.4 |
| Restructuring Charges | $ 23.1 | $ 47.6 |

The Company does not expect to incur any material costs in connection with its existing restructuring plans for Fiscal 2012.

**OPERATING INCOME** The following table sets forth the operating income (loss) by reportable segment of the Company for Fiscal 2011 and Fiscal 2010.

| *(in millions)* | Fiscal 2011 | Fiscal 2010 | % (Decrease) Increase |
|---|---|---|---|
| CWNA | $ 631.0 | $ 638.0 | (1)% |
| CWAE | 9.3 | 16.9 | (45)% |
| Corporate Operations and Other | (106.6) | (94.7) | (13)% |
| Crown Imports | 453.0 | 444.1 | 2 % |
| Consolidations and eliminations | (453.0) | (444.1) | (2)% |
| Total Reportable Segments | 533.7 | 560.2 | (5)% |
| Restructuring Charges and Unusual Items | (31.2) | (248.7) | NM |
| Consolidated Operating Income | $ 502.5 | $ 311.5 | 61 % |

NM = Not Meaningful

As a result of the factors discussed above, consolidated operating income increased to $502.5 million for Fiscal 2011 from $311.5 million for Fiscal 2010, an increase of $191.0 million, or 61%. Restructuring charges and unusual items of $31.2 million and $248.7 million for Fiscal 2011 and Fiscal 2010, respectively, consist of certain amounts that are excluded by management in their evaluation of the results of each operating segment. These amounts include:

| *(in millions)* | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| Cost of Product Sold: | | |
| Flow through of inventory step-up | $ 2.4 | $ 8.4 |
| Accelerated depreciation | 2.2 | 17.7 |
| Inventory write-downs | – | 1.6 |
| Other | 0.1 | 4.7 |
| Cost of Product Sold | 4.7 | 32.4 |
| Selling, General and Administrative Expenses: | | |
| Net gains on the CWAE Divestiture and related activities | (83.7) | – |
| Net gain on sale of nonstrategic assets/business | (3.3) | (11.2) |
| Loss on contractual obligation from put option of Ruffino shareholder | 60.0 | 34.3 |
| Acquisition-related integration costs | 0.5 | 0.2 |
| Net gain on March 2009 sale of value spirits business | – | (0.2) |
| Other costs | 6.3 | 42.4 |
| Selling, General and Administrative Expenses | (20.2) | 65.5 |
| Impairment of Intangible Assets | 23.6 | 103.2 |
| Restructuring Charges | 23.1 | 47.6 |
| Restructuring Charges and Unusual Items | $ 31.2 | $ 248.7 |

**EQUITY IN EARNINGS OF EQUITY METHOD INVESTEES** The Company's equity in earnings of equity method investees increased to $243.8 million for Fiscal 2011 from $213.6 million for Fiscal 2010, an increase of $30.2 million, or 14%. This increase is primarily due to the Company's Fiscal 2010 recognition of an impairment of $25.4 million related to its CWNA segment's investment in Ruffino and higher Fiscal 2011 equity in earnings of $4.2 million from the Company's Crown Imports joint venture. The Fiscal 2010 impairment resulted from the Company's third quarter review of its equity method investments for other-than-temporary impairment. As a result of this review, the Company determined that the CWNA segment's investment in Ruffino was impaired primarily due to a decline in revenue and profit forecasts for this international equity method investee combined with an unfavorable foreign exchange movement between the euro and the U.S. Dollar. Accordingly, the Company recorded an impairment loss of $25.4 million in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations.

Net sales for Crown Imports increased to $2,392.9 million for Fiscal 2011 from $2,256.2 million for Fiscal 2010, an increase of $136.7 million, or 6%. This increase resulted primarily from volume growth within the Crown Imports' Mexican beer portfolio. Crown Imports' gross profit increased $32.1 million, or 5%, primarily due to the volume growth, partially offset by a contractual price increase in Mexican beer costs. Selling, general and administrative expenses increased $23.2 million, or 11%, primarily due to an increase in general and administrative expenses driven largely by an unfavorable arbitration panel decision in the third quarter of fiscal 2011 related to a matter with one of Crown Imports' former distributors, and a planned increase in advertising spend. Operating income increased $8.9 million, or 2%, primarily due to these factors.

**INTEREST EXPENSE, NET** Interest expense, net of interest income of $3.5 million and $10.4 million, for Fiscal 2011 and Fiscal 2010, respectively, decreased to $195.3 million for Fiscal 2011 from $265.1 million for Fiscal 2010, a decrease of $69.8 million, or (26%). The decrease resulted from lower average interest rates for the Company combined with reduced average borrowings for Fiscal 2011.

**PROVISION FOR INCOME TAXES** The Company's effective tax rate for Fiscal 2011 and Fiscal 2010 is (1.5%) and 61.7%, respectively. The Company's effective tax rate for Fiscal 2011 of (1.5%) was driven largely by a benefit of $207.0 million associated with the deduction for investments and loans related to the CWAE Divestiture and a decrease in uncertain tax positions of $36.0 million in connection with the completion of various income tax examinations and the expiration of statutes of limitation during Fiscal 2011, partially offset by the recognition of valuation allowances against net operating losses in the U.K. and Australia. The Company's effective tax rate for Fiscal 2010 of 61.7% was driven largely by (i) a nondeductible portion of the impairment loss related to certain trademarks of $93.7 million, (ii) the recognition of nondeductible charges of $59.7 million related to the Company's Ruffino investment and (iii) $37.5 million of taxes associated with the sale of the value spirits business, primarily related to the write-off of nondeductible goodwill; partially offset by a decrease in uncertain tax positions of $33.0 million in connection with the completion of various income tax examinations during Fiscal 2010.

**NET INCOME** As a result of the above factors, net income increased to $559.5 million for Fiscal 2011 from $99.3 million for Fiscal 2010, an increase of $460.2 million.

### *Fiscal 2010 Compared to Fiscal 2009*

**NET SALES** The following table sets forth the net sales by reportable segment of the Company for Fiscal 2010 and Fiscal 2009.

| *(in millions)* | Fiscal 2010 | Fiscal 2009 | % (Decrease) Increase |
|---|---|---|---|
| CWNA net sales | $2,434.7 | $2,703.4 | (10)% |
| CWAE net sales | 930.1 | 951.2 | (2)% |
| Crown Imports net sales | 2,256.2 | 2,395.4 | (6)% |
| Consolidations and eliminations | (2,256.2) | (2,395.4) | 6 % |
| Consolidated Net Sales | $3,364.8 | $3,654.6 | (8)% |

Net sales for Fiscal 2010 decreased to $3,364.8 million from $3,654.6 million for Fiscal 2009, a decrease of $289.8 million, or (8%). This decrease resulted primarily from decreases in spirits net sales and U.S. base branded wine net sales of $195.2 million and $70.7 million, respectively, and an unfavorable year-over-year foreign currency translation impact of $66.8 million, partially offset by growth of U.K. branded wine net sales of $35.2 million (on a constant currency basis).

***Constellation Wines North America*** Net sales for CWNA decreased to $2,434.7 million for Fiscal 2010 from $2,703.4 million for Fiscal 2009, a decrease of $268.7 million, or (10%). This decrease resulted primarily from decreases in spirits net sales of $195.2 million and U.S. base branded wine net sales of $70.7 million. The decrease in spirits net sales was due to a decrease of $230.0 million in connection with the divestitures of the value spirits business and a Canadian distilling facility, partially offset by growth within the retained spirits business driven largely by volume growth of SVEDKA Vodka. The decrease in the U.S. base branded wine net sales was due primarily to the Company's fourth quarter of fiscal 2010 strategic decision to assist U.S. distributors in reducing their higher than average inventory levels. The higher inventory levels resulted primarily from a planned build in inventory levels during the second quarter of fiscal 2010 in advance of the September 1, 2009, U.S. distributor transition program. These actions had the planned effect of moving a portion of third quarter of fiscal 2010 sales into the second quarter of fiscal 2010. However, during the third quarter of fiscal 2010, distributor depletions were not as strong as expected. As a result, U.S. distributor inventory levels were higher than expected at the end of the third quarter of fiscal 2010. As such, the Company, in collaboration with certain of its newly contracted U.S. distributors, did not require these distributors to purchase the original contracted amount during the fourth quarter of fiscal 2010. The Company estimated that this decision unfavorably impacted the U.S. branded wine net sales by approximately $60 to $70 million.

***Constellation Wines Australia and Europe*** Net sales for CWAE decreased to $930.1 million for Fiscal 2010 from $951.2 million for Fiscal 2009, a decrease of $21.1 million, or (2%). This decrease was driven primarily by an unfavorable year-over-year foreign currency translation impact of $61.4 million, partially offset by $35.2 million of U.K. base branded wine growth on a constant currency basis. This increase was due primarily to volume growth of lower priced products.

***Crown Imports*** As this segment is eliminated in consolidation, see "Equity in Earnings of Equity Method Investees" below for a discussion of Crown Imports' net sales, gross profit, selling, general and administrative expenses, and operating income.

**GROSS PROFIT** The Company's gross profit decreased to $1,144.8 million for Fiscal 2010 from $1,230.0 million for Fiscal 2009, a decrease of $85.2 million, or (7%). This decrease was due to a decrease in CWNA's gross profit of $122.0 million and CWAE's gross profit of $58.1 million, partially offset by a decrease in unusual items, which consist of certain amounts that are excluded by management in their evaluation of the results of each operating segment, of $94.9 million. The decrease in CWNA's gross profit was primarily due to the divestitures of certain lower margin businesses, primarily the value spirits business, of $76.6 million, and a decrease in the U.S. base branded wine portfolio of $35.8 million. The decrease in the U.S. base branded wine gross profit was largely due to the lower net sales to certain U.S. distributors. The decrease in CWAE's gross profit was primarily due to the flow through of higher Australian calendar 2008 harvest costs and an unfavorable mix of sales towards lower margin products. The lower unusual items was primarily due to a decrease in inventory write-downs of $92.2 million in Fiscal 2010 compared to Fiscal 2009 due largely to (i) inventory write-downs of $53.9 million recorded in Fiscal 2009 in connection with the Company's Australian Initiative and (ii) a loss of $37.0 million on the adjustment of certain inventory, primarily Australian, related to prior years.

Gross profit as a percent of net sales increased to 34.0% for Fiscal 2010 from 33.7% for Fiscal 2009 primarily due to the lower unusual items, partially offset by the decrease in CWAE's gross profit resulting primarily from the flow through of higher Australian calendar 2008 harvest costs and the unfavorable mix of sales towards lower margin products.

**SELLING, GENERAL AND ADMINISTRATIVE EXPENSES** Selling, general and administrative expenses decreased to $682.5 million for Fiscal 2010 from $832.0 million for Fiscal 2009, a decrease of $149.5 million, or (18%). This decrease was due to decreases in the CWNA segment of $115.7 million, the CWAE segment of $27.9 million and unusual items, which consist of certain amounts that are excluded by management in their evaluation of the results of each operating segment, of $13.8 million, partially offset by an increase in the Corporate Operations and Other segment of $7.9 million. The decrease in CWNA's selling, general and administrative expenses was primarily due to decreases (on a constant currency basis) in general and administrative expenses of $51.4 million, selling expenses of $37.6 million and advertising expenses of $25.2 million. These decreases are largely attributable to (i) the divestitures of certain lower margin value businesses, primarily the value spirits business; (ii) cost savings in connection with the Company's various restructuring activities; (iii) planned reductions in marketing and advertising spend; and (iv) an overlap of prior year losses on foreign currency transactions. The decrease in CWAE's selling, general and administrative expenses was primarily due to decreases (on a constant currency basis) in advertising expenses of $12.5 million and selling expenses of $3.6 million, combined with a favorable year-over-year foreign currency translation impact of $10.4 million. These decreases are due largely to planned reductions in marketing and advertising spend and cost savings in connection with the Company's various restructuring activities. The decrease in unusual items consists of the following:

| *(in millions)* | Fiscal 2010 | Fiscal 2009 | (Decrease) Increase |
|---|---|---|---|
| Loss on contractual obligation from put option of Ruffino shareholder | $ 34.3 | $ – | $ 34.3 |
| (Gain) loss on sale of nonstrategic business/assets | (11.2) | 8.1 | (19.3) |
| Net (gain) loss on March 2009 sale of value spirits business | (0.2) | 15.6 | (15.8) |
| Acquisition-related integration costs | 0.2 | 8.2 | (8.0) |
| Loss on sale of Pacific Northwest Business | – | 23.2 | (23.2) |
| Other costs | 42.4 | 24.2 | 18.2 |
| | $ 65.5 | $ 79.3 | $ (13.8) |

The increase in other costs above is due largely to $34.9 million of other costs recognized in Fiscal 2010 in connection with the Company's Global Initiative plan compared to $16.0 million of other costs recognized in Fiscal 2009 in connection with the Company's plan (announced in August 2006) to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"). The increase in the Corporate Operations and Other segment's selling, general and administrative expenses was due to an increase in general and administrative expenses resulting primarily from Project Fusion.

Selling, general and administrative expenses as a percent of net sales decreased to 20.3% for Fiscal 2010 as compared to 22.8% for Fiscal 2009 primarily due to cost savings in connection with the Company's various restructuring activities, the planned reductions in marketing and advertising spend and the overlap of prior year losses on foreign currency transactions.

**IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS** During Fiscal 2010, the Company recorded impairment losses of $103.2 million, consisting of impairment of certain trademarks related primarily to its CWAE segment's Australian reporting unit. During Fiscal 2009, the Company recorded impairment losses of $300.4 million, consisting of impairments of goodwill and certain trademarks of $252.8 million and $47.6 million, respectively, related primarily to its CWAE segment's U.K. reporting unit.

**RESTRUCTURING CHARGES** The Company recorded $47.6 million of restructuring charges for Fiscal 2010 associated primarily with the Company's Global Initiative and Australian Initiative. Restructuring charges included $25.0 million of employee termination benefit costs, $13.4 million of impairment charges on assets sold or held for sale in Australia, $7.6 million of contract termination costs and $1.6 million of facility consolidation/relocation costs. The Company recorded $68.0 million of restructuring charges for Fiscal 2009 associated primarily with the Company's Australian Initiative.

In addition, the Company incurred additional costs for Fiscal 2010 and Fiscal 2009 in connection with the Company's restructuring and acquisition-related integration plans. Total costs incurred in connection with these plans for Fiscal 2010 and Fiscal 2009 are as follows:

| *(in millions)* | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Cost of Product Sold: | | |
| Accelerated depreciation | $ 17.7 | $ 11.2 |
| Inventory write-downs | $ 1.6 | $ 56.8 |
| Other | $ 4.7 | $ – |
| Selling, General and Administrative Expenses: | | |
| Acquisition-related integration costs | $ 0.2 | $ 8.2 |
| Other costs | $ 42.4 | $ 24.2 |
| Impairment of Intangible Assets | $ – | $ 22.2 |
| Restructuring Charges | $ 47.6 | $ 68.0 |

**OPERATING INCOME** The following table sets forth the operating income (loss) by reportable segment of the Company for Fiscal 2010 and Fiscal 2009.

| *(in millions)* | Fiscal 2010 | Fiscal 2009 | % (Decrease) Increase |
|---|---|---|---|
| CWNA | $ 638.0 | $ 644.3 | (1)% |
| CWAE | 16.9 | 47.1 | (64)% |
| Corporate Operations and Other | (94.7) | (86.8) | (9)% |
| Crown Imports | 444.1 | 504.1 | (12)% |
| Consolidations and eliminations | (444.1) | (504.1) | 12 % |
| Total Reportable Segments | 560.2 | 604.6 | (7)% |
| Restructuring Charges and Unusual Items | (248.7) | (575.0) | NM |
| Consolidated Operating Income | $ 311.5 | $ 29.6 | NM |

As a result of the factors discussed above, consolidated operating income increased to $311.5 million for Fiscal 2010 from $29.6 million for Fiscal 2009, an increase of $281.9 million. Restructuring charges and unusual items of $248.7 million and $575.0 million for Fiscal 2010 and Fiscal 2009, respectively, consist of certain costs that are excluded by management in their evaluation of the results of each operating segment.

These costs include:

| (in millions) | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Cost of Product Sold: | | |
| Accelerated depreciation | $ 17.7 | $ 11.2 |
| Flow through of inventory step-up | 8.4 | 22.2 |
| Inventory write-downs | 1.6 | 56.8 |
| Other | 4.7 | 37.1 |
| Cost of Product Sold | 32.4 | 127.3 |
| Selling, General and Administrative Expenses: | | |
| Loss on contractual obligation from put option of Ruffino shareholder | 34.3 | – |
| (Gain) loss on sale of nonstrategic business/assets | (11.2) | 8.1 |
| Net (gain) loss on March 2009 sale of value spirits business | (0.2) | 15.6 |
| Acquisition-related integration costs | 0.2 | 8.2 |
| Loss on sale of Pacific Northwest Business | – | 23.2 |
| Other costs | 42.4 | 24.2 |
| Selling, General and Administrative Expenses | 65.5 | 79.3 |
| Impairment of Goodwill and Intangible Assets | 103.2 | 300.4 |
| Restructuring Charges | 47.6 | 68.0 |
| Restructuring Charges and Unusual Items | $ 248.7 | $ 575.0 |

**EQUITY IN EARNINGS OF EQUITY METHOD INVESTEES** The Company's equity in earnings of equity method investees increased to $213.6 million for Fiscal 2010 from $186.6 million for Fiscal 2009, an increase of $27.0 million, or 14%. This increase was primarily due to the recognition of a $25.4 million impairment loss recognized in Fiscal 2010 related to the Company's CWNA segment's international equity method investment in Ruffino as compared to $83.3 million of impairment losses recognized in Fiscal 2009 related primarily to Ruffino ($48.6 million) and the Company's CWAE segment's international equity method investment in the U.K. wholesale business, Matthew Clark ($30.1 million). The increase in equity in earnings of equity method investees from lower impairment losses in Fiscal 2010 was partially offset by a decrease of $30.4 million in equity in earnings from the Company's Crown Imports joint venture.

Net sales for Crown Imports decreased to $2,256.2 million for Fiscal 2010 from $2,395.4 million for Fiscal 2009, a decrease of $139.2 million, or (6%). This decrease resulted primarily from lower volumes within the Crown Imports Mexican beer portfolio. Crown Imports gross profit decreased $59.0 million, or (8%), primarily due to these lower sales volumes and a contractual price increase in Mexican beer costs. Selling, general and administrative expenses increased $1.0 million, primarily due to an increase in selling expenses as increased advertising spend by Crown Imports in connection with certain Fiscal 2010 national media programs was offset by contributions from the brand owner for this increased advertising spend in Fiscal 2010. Operating income decreased $60.0 million, or (12%), primarily due to these factors.

**INTEREST EXPENSE, NET** Interest expense, net of interest income of $10.4 million and $3.8 million, for Fiscal 2010 and Fiscal 2009, respectively, decreased to $265.1 million for Fiscal 2010 from $323.0 million for Fiscal 2009, a decrease of $57.9 million, or (18%). This decrease was primarily due to lower average borrowings for Fiscal 2010 resulting predominantly from the repayment of a portion of the Company's outstanding borrowings using the proceeds from the sale of the value spirits business and the U.K. cider business.

**PROVISION FOR INCOME TAXES** The Company's effective tax rate for Fiscal 2010 of 61.7% was driven largely by (i) a nondeductible portion of the impairment loss related to certain trademarks of $93.7 million; (ii) the recognition of nondeductible charges of $59.7 million related to the Company's Ruffino investment; and (iii) $37.5 million of taxes associated with the sale of the value spirits business, primarily related to the write-off of nondeductible goodwill; partially offset by a decrease in uncertain tax positions of $33.0 million in connection with the completion of various income tax examinations during Fiscal 2010. The Company's effective tax rate for Fiscal 2009 of (182.2%) was impacted primarily by (i) a nondeductible portion of the impairment losses related to goodwill, equity method investments and certain trademarks of $268.8 million, $83.3 million and $23.6 million, respectively; (ii) the recognition of a valuation allowance of $67.4 million against net operating losses primarily in Australia resulting largely from the Australian Initiative; and (iii) the recognition of income tax expense in connection with the gain on settlement of certain foreign currency economic hedges.

**NET INCOME (LOSS)** As a result of the above factors, net income increased to $99.3 million for Fiscal 2010 from a net loss of $301.4 million for Fiscal 2009, or $400.7 million.

## Financial Liquidity and Capital Resources

### *General*

The Company's principal use of cash in its operating activities is for purchasing and carrying inventories and carrying seasonal accounts receivable. The Company's primary source of liquidity has historically been cash flow from operations, except during annual grape harvests when the Company has relied on short-term borrowings. In the U.S. and Canada, the annual grape crush normally begins in August and runs through October. In New Zealand, the annual grape crush normally begins in February and runs through May. The Company generally begins taking delivery of grapes at the beginning of the crush season with the majority of payments for such grapes coming due within 90 days. The Company's short-term borrowings to support such purchases generally reach their highest levels one to two months after the crush season has ended. Historically, the Company has used cash flow from operating activities to repay its short-term borrowings and fund capital expenditures. The Company will continue to use its short-term borrowings to support its working capital requirements.

The Company has maintained adequate liquidity to meet current working capital requirements, fund capital expenditures and repay scheduled principal and interest payments on debt. Absent deterioration of market conditions, the Company believes that cash flows from operating activities and its financing activities, primarily short-term borrowings, will provide adequate resources to satisfy its working capital, scheduled principal and interest payments on debt, and anticipated capital expenditure requirements for both its short-term and long-term capital needs.

As of April 19, 2011, the Company had $595.4 million in revolving loans available to be drawn under its 2006 Credit Agreement (as defined below). The member financial institutions participating in the Company's 2006 Credit Agreement have complied with prior funding requests and the Company believes the member financial institutions will comply with ongoing funding requests. However, there can be no assurances that any particular financial institution will continue to do so in the future.

### *Fiscal 2011 Cash Flows*

**OPERATING ACTIVITIES** Net cash provided by operating activities for Fiscal 2011 was $619.3 million, which resulted primarily from net income of $559.5 million, plus $255.7 million of net noncash items charged to the Consolidated Statements of Operations, partially offset by net cash used in the net change in the Company's operating assets and liabilities of $161.0 million.

The net noncash items consisted primarily of depreciation expense, loss on settlement of pension obligations associated with the CWAE Divestiture, deferred tax provision, loss on contractual obligation from put option of Ruffino shareholder and stock-based compensation expense, partially offset by the net gain on business sold associated with the CWAE Divestiture. The net cash used in the net change in the Company's operating assets and liabilities is driven primarily by decreases in other accrued expenses and liabilities of $168.6 million and accounts payable of $82.5 million combined with an increase in accounts receivable, net, of $86.0 million, partially offset by a decrease in inventories of $190.8 million. The decrease in other accrued expenses and liabilities is due largely to the recognition of income tax benefits in connection with the CWAE Divestiture. The decrease in accounts payable is due primarily to lower grape grower payables in Australia as a result of the timing of the January 2011 CWAE Divestiture in advance of the calendar 2011 Australian grape harvest and the timing of payments in the U.K. (through January 31, 2011). The increase in accounts receivable, net is due primarily to the net sales volume growth in the U.S. branded wine portfolio. The decrease in inventories is due largely to decreases in Australian, U.S. and New Zealand inventory levels. The reduction in Australian inventory levels is primarily due to a later calendar 2011 grape harvest combined with the January 2011 CWAE Divestiture. The decrease in the U.S. inventory levels is primarily due to the flow through of higher 2008 U.S. calendar grape costs combined with the net sales volume growth during the fourth quarter of fiscal 2011 in the U.S. branded wine portfolio. The reduction in New Zealand inventory levels is primarily due to lower tonnage and grape costs associated with the calendar 2011 grape harvest.

**INVESTING ACTIVITIES** Net cash provided by investing activities for Fiscal 2011 was $188.1 million, which resulted primarily from proceeds from the sale of businesses, net of cash divested, of $219.7 million driven primarily by the proceeds from the CWAE Divestiture, net of direct costs to sell, and proceeds from the note receivable received in connection with the divestiture of the value spirits business of $60.0 million, partially offset by capital expenditures of $89.1 million and a payment in connection with the settlement of the irrevocable and unconditional put option of the incremental 9.9% ownership interest associated with the Company's equity method investment, Ruffino, of $29.6 million.

**FINANCING ACTIVITIES** Net cash used in financing activities for Fiscal 2011 was $845.7 million resulting primarily from principal payments of long-term debt of $328.5 million, purchases of treasury stock through the ASB transaction (as defined below) of $300.0 million and net repayment of notes payable of $289.7 million, partially offset by proceeds from exercise of employee stock options of $61.0 million.

### *Fiscal 2010 Cash Flows*

**OPERATING ACTIVITIES** Net cash provided by operating activities for Fiscal 2010 was $402.5 million, which resulted primarily from net income of $99.3 million, plus $312.0 million of net noncash items charged to the Consolidated Statements of Operations and $47.1 million of other, net, less $55.9 million representing the net change in the Company's operating assets and liabilities.

The net noncash items consisted primarily of depreciation expense, impairment of goodwill and intangible assets, stock-based compensation expense and loss on the contractual obligation from the put option of a Ruffino shareholder. Other, net, consists primarily of cash proceeds from the settlement of certain derivative instruments designated to hedge foreign currency risk associated with certain foreign currency denominated transactions. The net change in operating assets and liabilities resulted primarily from a decrease in other accrued expenses and liabilities of $110.6 million and a decrease of $42.7 million in accounts payable, partially offset by a decrease in accounts receivable, net, and inventories of $61.9 million and $51.0 million, respectively. The decrease in other accrued expenses and liabilities of $110.6 million is primarily due to higher income tax payments for Fiscal 2010 and lower accrued interest resulting primarily from the timing of interest payments. The decrease in accounts payable of $42.7 million is due largely to lower grape grower payables in Australia associated with the calendar 2010 harvest and the timing of payments in the U.K. business. The decrease in accounts receivable, net, of $61.9 million primarily reflects the impact of the reduced branded wine net sales in the U.S. during the fourth quarter of fiscal 2010 and the liquidation of the accounts receivable balances associated with the January 2010 divestiture of the U.K. cider business. The decrease in inventories of $51.0 million is primarily due to the flow through of the higher calendar 2008 Australian harvest costs in Fiscal 2010, partially offset by an increase in the Company's U.S. branded wine inventory levels resulting largely from the reduced branded wine net sales in the U.S. during the fourth quarter of fiscal 2010.

**INVESTING ACTIVITIES** Net cash provided by investing activities for Fiscal 2010 was $256.6 million, which resulted primarily from the proceeds of $349.6 million from the divestitures of the value spirits business and the U.K. cider business, both net of direct costs to sell, partially offset by $107.7 million of capital expenditures.

**FINANCING ACTIVITIES** Net cash used in financing activities for Fiscal 2010 was $623.0 million resulting primarily from principal payments of long-term debt of $781.3 million, partially offset by net proceeds from notes payable of $117.1 million and proceeds from maturity of a derivative instrument of $33.2 million.

### *Share Repurchase Programs*

In April 2010, the Company's Board of Directors authorized the repurchase of up to $300.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During Fiscal 2011, the Company repurchased 17,223,404 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $300.0 million, or an average cost of $17.42 per share, through a collared accelerated stock buyback ("ASB") transaction that was announced in April 2010. The Company paid the purchase price under the ASB transaction in April 2010, at which time it received an initial installment of 11,016,451 shares of Class A Common Stock. In May 2010, the Company received an additional installment of 2,785,029 shares of Class A Common Stock in connection with the early termination of the hedge period on May 10, 2010. In November 2010, the Company received the final installment of 3,421,924 shares of Class A Common Stock following the end of the calculation period on November 24, 2010. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. During Fiscal 2011, the Company has used cash flows from operating activities to repay the revolver borrowings under the 2006 Credit Agreement used to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares.

In April 2011, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. The Board of Directors did not specify a date upon which this authorization would expire. Share repurchases under this authorization are expected to be accomplished from time to time based on market conditions, the Company's cash and debt position, and other factors as determined by management. Shares may be repurchased through open market or privately negotiated transactions, and management currently expects that the repurchase under this authorization will be implemented over a multi-year period. The Company may fund share repurchases with cash generated from operations or proceeds of borrowings under its senior credit facility. Any repurchased shares will become treasury shares. As of April 28, 2011, no shares have been repurchased pursuant to this authorization.

### *Debt*

Total debt outstanding as of February 28, 2011, amounted to $3,236.3 million, a decrease of $599.2 million from February 28, 2010.

**SENIOR CREDIT FACILITY**

***2006 Credit Agreement*** The Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions are parties to a credit agreement, as amended (the "2006 Credit Agreement"). The 2006 Credit Agreement provides for aggregate credit facilities of $3,842.0 million, consisting of (i) a $1,200.0 million tranche A term loan facility with an original final maturity in June 2011, fully repaid as of February 28, 2011 (the "Tranche A Term Loans"), (ii) a $1,800.0 million tranche B term loan facility, of which $1,500.0 million has a final maturity in June 2013 (the "2013 Tranche B Term Loans") and $300.0 million has a final maturity in June 2015 (the "2015 Tranche B Term Loans"), and (iii) an $842.0 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million), of which $192.0 million terminates in June 2011 (the "2011 Revolving Facility") and $650.0 million terminates in June 2013 (the "2013 Revolving Facility"). The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes.

As of February 28, 2011, the required principal repayments of the tranche B term loan facility for each of the five succeeding fiscal years and thereafter are as follows:

| *(in millions)* | Tranche B Term Loan Facility |
|---|---|
| 2012 | $ 5.6 |
| 2013 | 466.4 |
| 2014 | 465.1 |
| 2015 | 146.2 |
| 2016 | 144.7 |
| Thereafter | – |
| | $1,228.0 |

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the 2011 Revolving Facility and the 2013 Revolving Facility, and is fixed with respect to the 2013 Tranche B Term Loans and the 2015 Tranche B Term Loans. As of February 28, 2011, the LIBOR margin for the 2011 Revolving Facility is 1.25%; the LIBOR margin for the 2013 Revolving Facility is 2.50%; the LIBOR margin for the 2013 Tranche B Term Loans is 1.50%; and the LIBOR margin on the 2015 Tranche B Term Loans is 2.75%.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, the disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maintaining a maximum total debt coverage ratio and minimum interest coverage ratio.

As of February 28, 2011, under the 2006 Credit Agreement, the Company had outstanding 2013 Tranche B Term Loans of $928.0 million bearing an interest rate of 1.8%, 2015 Tranche B Term Loans of $300.0 million bearing an interest rate of 3.1%, 2011 Revolving Facility of $7.5 million bearing an interest rate of 3.5%, 2013 Revolving Facility of $67.4 million bearing an interest rate of 3.1%, outstanding letters of credit of $13.9 million, and $753.2 million in revolving loans available to be drawn.

As of April 19, 2011, following a $300.0 million prepayment of the tranche B term loan facility in March 2011, under the 2006 Credit Agreement, the Company had outstanding 2013 Tranche B Term Loans of $700.2 million bearing an interest rate of 1.8%, 2015 Tranche B Term Loans of $226.4 million bearing an interest rate of 3.0%, 2011 Revolving Facility of $43.3 million bearing an interest rate of 1.5%, 2013 Revolving Facility of $189.4 million bearing an interest rate of 2.6%, outstanding letters of credit of $13.9 million, and $595.4 million in revolving loans available to be drawn.

Through February 28, 2010, the Company had outstanding interest rate swap agreements which were designated as cash flow hedges of $1,200.0 million of the Company's floating LIBOR rate debt. The designated cash flow hedges fixed the Company's interest rates on $1,200.0 million of the Company's floating LIBOR rate debt through February 28, 2010. In addition, the Company had offsetting undesignated interest rate swap agreements with an absolute notional amount of $2,400.0 million outstanding as of February 28, 2010. On March 1, 2010, the Company paid $11.9 million in connection with the maturity of these outstanding interest rate swap agreements, which is reported in other, net in cash flows from operating activities in the Company's Consolidated Statements of Cash Flows. In June 2010, the Company entered into a new five year delayed start interest rate swap agreement effective September 1, 2011, which was designated as a cash flow hedge for $500.0 million of the Company's floating LIBOR rate debt. Accordingly, the Company fixed its interest rates on $500.0 million of the Company's floating LIBOR rate debt at an average rate of 2.9% (exclusive of borrowing margins) through September 1, 2016. For Fiscal 2011, the Company did not reclassify any amount from Accumulated Other Comprehensive Income ("AOCI") to interest expense, net on its Consolidated Statements of Operations. For Fiscal 2010 and Fiscal 2009, the Company reclassified net losses of $27.7 million and $12.6 million, respectively, net of income tax effect, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations.

**SENIOR NOTES** In November 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009 (the "Sterling Senior Notes"). In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Senior Notes. On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 (the "Sterling Series C Senior Notes"). In November 2009, the Company repaid the Sterling Series B Senior Notes and the Sterling Series C Senior Notes with proceeds from the Company's revolving credit facility under its then existing senior credit facility and cash flows from operating activities.

In February 2009, the Company entered into a foreign currency forward contract to fix the U.S. dollar payment of the Sterling Series B Senior Notes and Sterling Series C Senior Notes. In accordance with the Financial Accounting Standards Board ("FASB") guidance for derivatives and hedging, this foreign currency forward contract qualified for cash flow hedge accounting treatment. In November 2009, the Company received $33.2 million of proceeds from the maturity of this derivative instrument. This amount is reported in cash flows from financing activities on the Company's Consolidated Statements of Cash Flows for Fiscal 2010.

As of February 28, 2011, the Company had outstanding $695.6 million (net of $4.4 million unamortized discount) aggregate principal amount of 7 1/4% Senior Notes due September 2016 (the "August 2006 Senior Notes").

In May 2007, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's then existing senior credit facility. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 28, 2011, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

In December 2007, the Company issued $500.0 million aggregate principal amount of 8 3/8% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. As of February 28, 2011, the Company had outstanding $498.0 million (net of $2.0 million unamortized discount) aggregate principal amount of December 2007 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount plus a make whole payment based on the present value of the future payments at the adjusted Treasury Rate plus 50 basis points. The senior notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant U.S. operating subsidiaries guarantee the senior notes, on a senior unsecured basis.

**SENIOR SUBORDINATED NOTES** In January 2002, the Company issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 (the "January 2002 Senior Subordinated Notes"). On February 25, 2010, the Company repaid the January 2002 Senior Subordinated Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement and cash flows from operating activities.

**INDENTURES** The Company's indentures under which its outstanding senior notes were issued contain customary covenants, requirements and restrictions, the breach of which could result in an acceleration of the Company's obligation to repay the senior notes.

**SUBSIDIARY CREDIT FACILITIES** The Company has additional credit arrangements totaling $154.2 million as of February 28, 2011. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2011, amounts outstanding under these arrangements were $39.8 million.

## Contractual Obligations and Commitments

The following table sets forth information about the Company's long-term contractual obligations outstanding at February 28, 2011. The table brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company's consolidated financial statements. See Notes 10, 11, 12, 13, 14, and 15 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of the items noted in the following table.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| *(in millions)* | Total | Less than 1 year | 1-3 years | 3-5 years | After 5 years |
| **CONTRACTUAL OBLIGATIONS** | | | | | |
| Notes payable to banks | $ 83.7 | $ 83.7 | $ – | $ – | $ – |
| Interest payments on notes payable to banks (1) | 2.6 | 2.6 | – | – | – |
| Long-term debt (excluding unamortized discount) | 3,159.0 | 15.9 | 939.8 | 796.5 | 1,406.8 |
| Interest payments on long-term debt (2) | 971.9 | 175.4 | 328.7 | 242.9 | 224.9 |
| Operating leases | 340.2 | 59.8 | 76.0 | 46.1 | 158.3 |
| Other long-term liabilities (3) | 141.3 | 25.5 | 36.2 | 10.4 | 69.2 |
| Unconditional purchase obligations (4) | 1,401.5 | 423.0 | 616.8 | 256.5 | 105.2 |
| Total contractual obligations | $ 6,100.2 | $ 785.9 | $ 1,997.5 | $ 1,352.4 | $ 1,964.4 |

(1) *Interest payments on notes payable to banks include interest on both revolving loans under the Company's senior credit facility and on foreign subsidiary credit facilities. The weighted average interest rate on the revolving loans under the Company's senior credit facility was 3.2% as of February 28, 2011. Interest rates on foreign subsidiary credit facilities range from 3.0% to 5.9% as of February 28, 2011.*

(2) *Interest rates on long-term debt obligations range from 2.1% to 8.4% as of February 28, 2011. Interest payments on long-term debt obligations include amounts associated with the Company's outstanding interest rate swap agreements to fix LIBOR interest rates on $500.0 million of the Company's floating LIBOR rate debt. Interest payments on long-term debt do not include interest related to capital lease obligations or certain foreign credit arrangements, which represent approximately 1.0% of the Company's total long-term debt, as amounts are not material.*

(3) *Other long-term liabilities include $21.5 million associated with expected payments for unrecognized tax benefit liabilities as of February 28, 2011, including $5.3 million in the less than one year period. The payments are reflected in the period in which the Company believes they will ultimately be settled based on the Company's experience in these matters. Other long-term liabilities do not include payments for unrecognized tax benefit liabilities of $132.9 million due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefit liabilities. In addition, other long-term liabilities do not include expected payments for interest and penalties associated with unrecognized tax benefit liabilities as amounts are not material. See Note 12 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of these items.*

(4) *Total unconditional purchase obligations consist of $915.5 million for contracts to purchase grapes over the next fourteen fiscal years, $29.4 million for contracts to purchase bulk wine over the next three fiscal years, $326.5 million for contracts to purchase certain raw materials over the next four fiscal years, and $130.1 million for processing contracts over the next nine fiscal years. See Note 15 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of these items.*

## Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

## Capital Expenditures

During Fiscal 2011, the Company incurred $89.1 million for capital expenditures. The Company plans to spend from $85 million to $95 million for capital expenditures in Fiscal 2012. Included within the planned expenditures for Fiscal 2012 are amounts associated with the Company's Project Fusion. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

## Effects of Inflation and Changing Prices

The Company's results of operations and financial condition have not been significantly affected by inflation and changing prices. The Company intends to pass along rising costs through increased selling prices, subject to normal competitive conditions. There can be no assurances, however, that the Company will be able to pass along rising costs through increased selling prices. In addition, the Company continues to identify on-going cost savings initiatives.

## Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements located in this Annual Report. However, certain of the Company's accounting policies are particularly important to the portrayal of the Company's financial position and results of operations and require the application of significant judgment by the Company's management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company's historical experience, the Company's observance of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in the Company's business. The Company's critical accounting policies include:

- ***Inventory valuation.*** Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which could result in material additional expense to the Company and have a material adverse impact on the Company's financial statements. The Company recognized inventory write-downs to net realizable value of $1.6 million and $56.8 million for Fiscal 2010 and Fiscal 2009, respectively, in connection with certain of the Company's restructuring plans, primarily the Australian Initiative. Inventory write-downs to net realizable value recognized in the ordinary course of business were not material for Fiscal 2011, Fiscal 2010 and Fiscal 2009. Inventories were $1,369.3 million and $1,879.9 million as of February 28, 2011, and February 28, 2010, respectively.
- ***Goodwill and other intangible assets.*** The Company accounts for goodwill and other intangible assets by classifying intangible assets into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. For intangible assets with definite lives, impairment testing is required if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, impairment testing is required at least annually or more frequently if events or circumstances indicate that these assets might be impaired. The Company performs annual impairment tests and re-evaluates the useful lives of other intangible assets with indefinite lives at its annual impairment test measurement date of January 1 or when circumstances arise that indicate a possible impairment might exist. The Company uses a two-step process to evaluate goodwill for impairment. In the first step, the fair value of each reporting unit is compared to the carrying value of the reporting unit, including goodwill. The estimate of fair value of the reporting unit is generally determined on the basis of discounted future cash flows supplemented by the market approach. If the estimated fair value of the reporting unit is less than the carrying value of the reporting unit, a second step is performed to determine the amount of the goodwill impairment the Company should record. In the second step, an implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). The resulting implied fair value of the goodwill is compared to the carrying value of goodwill. The amount of impairment charge for goodwill is equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. The Company's reporting units include the U.S., Canada and New Zealand. In estimating the fair value of the reporting units, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are consistent with historical trends and the projections and

assumptions that are used in current operating plans. These assumptions reflect management's estimates of future economic and competitive conditions and are, therefore, subject to change as a result of changing market conditions. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on the Company's financial statements.

The most significant assumptions used in the discounted cash flows calculation to determine the fair value of the Company's reporting units in connection with impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate and (iii) the annual cash flow projections. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of goodwill, then the changes individually would not have resulted in the carrying value of the respective reporting unit's net assets, including its goodwill, exceeding its fair value, which would indicate the potential for impairment and the requirement to measure the amount of impairment, if any.

In the fourth quarter of fiscal 2011, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. No indication of impairment was noted for any of the Company's reporting units, as the fair value of each of the Company's reporting units with goodwill exceeded their carrying value. Based on this analysis, the fair value of the Company's U.S., New Zealand and Canadian reporting units exceeded their carrying value by approximately 20%, 19% and 18%, respectively. In the fourth quarter of fiscal 2010, as a result of its annual goodwill impairment analysis, the Company concluded that there were no indications of impairment for any of the Company's reporting units. In the fourth quarter of fiscal 2009, as a result of its annual goodwill impairment analysis, the Company concluded that the carrying value of goodwill assigned to the CWAE segment's U.K. reporting unit exceeded its implied fair value and recorded an impairment loss of $252.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. Goodwill was $2,619.8 million and $2,570.6 million as of February 28, 2011, and February 28, 2010, respectively.

The Company's other intangible assets consist primarily of customer relationships and trademarks obtained through business acquisitions. Customer relationships are amortized over their estimated useful lives. The useful lives of existing trademarks that were determined to be indefinite are not amortized. These trademarks are evaluated for impairment by comparing the carrying value of the trademarks to their estimated fair value. The estimated fair value of trademarks is calculated based on an income approach using the relief from royalty methodology. The estimated fair value of trademarks is generally determined on the basis of discounted cash flows. The estimate of fair value is then compared to the carrying value of each trademark. If the estimated fair value is less than the carrying value of the trademark, then an impairment charge is recorded by the Company to reduce the carrying value of the trademark to its estimated fair value. In estimating the fair value of the trademarks, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are consistent with historical trends and the projections and assumptions that are used in current operating plans. These assumptions reflect management's estimates of future economic and competitive conditions and are, therefore, subject to change as a result of changing market conditions. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on the Company's financial statements.

The most significant assumptions used in the discounted cash flows calculation to determine the fair value of intangible assets with indefinite lives in connection with impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate and (iii) the annual cash flow projections. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of intangible assets with indefinite lives, then each change individually would not have resulted in any non-impaired unit of accounting's carrying value exceeding its fair value.

In the fourth quarter of fiscal 2011, pursuant to the Company's accounting policy, the Company performed its annual review of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated with the CWNA segment's Canadian reporting unit were impaired. As a result of this review, the Company recorded impairment losses of $16.7 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $6.9 million during its third quarter of fiscal 2011 in connection with the Company's decision to discontinue certain wine brands within its CWNA segment's U.S. wine portfolio. In the fourth quarter of fiscal 2010, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that certain trademarks associated primarily with the CWAE segment's Australian reporting unit were impaired. As a result of this review, the Company recorded impairment losses of $103.2 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. In the fourth quarter of fiscal 2009, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that certain trademarks associated primarily with the CWAE segment's U.K. reporting unit were impaired. As a result of this review, the Company recorded impairment losses of $25.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $21.8 million during its second quarter of fiscal 2009 in connection with the Company's Australian Initiative. Intangible assets with indefinite lives were $822.2 million and $855.7 million as of February 28, 2011, and February 28, 2010, respectively.

- ***Accounting for promotional activities.*** Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. Certain customer incentive programs require management to estimate the cost of those programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that have been offered previously. If assumptions included in the Company's estimates were to change or market conditions were to change, then material incremental reductions to revenue could be required, which could have a material adverse impact on the Company's financial statements. Promotional costs were $699.0 million, $749.8 million and $712.1 million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Accrued promotion costs were $52.3 million and $111.4 million as of February 28, 2011, and February 28, 2010, respectively.
- ***Accounting for stock-based compensation.*** The Company adopted the fair value recognition provisions using the modified prospective transition method on March 1, 2006 in accordance with the FASB guidance for compensation – stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation cost is calculated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. In addition, this guidance requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from stock-based payment arrangements. The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its awards granted after March 1, 2006. The calculation of fair value of stock-based awards requires the input of assumptions, including the expected term of the stock-based awards and the associated stock price volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, then stock-based compensation expense could be materially different in the future. If the Company used an expected term for its stock-based awards that was one year longer, the fair value of stock-based awards granted during Fiscal 2011, Fiscal 2010, Fiscal 2009 and for the years ended February 29, 2008 ("Fiscal 2008"), and February 28, 2007 ("Fiscal 2007"), would have increased by $27.1 million, resulting in an increase of $5.5 million of stock-based compensation expense for Fiscal 2011. If the Company used an expected term of the stock-based awards that was one year shorter, the fair value of the stock-based awards granted during Fiscal 2011, Fiscal 2010, Fiscal 2009, Fiscal 2008 and Fiscal 2007 would have decreased by $27.4 million, resulting in a decrease of $5.3 million of stock-based compensation expense for Fiscal 2011. The total amount of stock-based compensation recognized for Fiscal 2011 was $47.0 million, of which $43.1 million was expensed for Fiscal 2011 and $3.9 million was capitalized in inventory as of February 28, 2011. The total amount of stock-based compensation recognized for Fiscal 2010 was $56.8 million, of which $51.7 million was expensed for Fiscal 2010 and $5.1 million was capitalized in inventory as of February 28, 2010. The total amount of stock-based compensation recognized for Fiscal 2009 was $47.5 million, of which $42.9 million was expensed for Fiscal 2009 and $4.6 million was capitalized in inventory as of February 28, 2009.
- ***Accounting for income taxes.*** The Company estimates its income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits based upon various factors including, but not limited to, historical pretax operating income, future estimates of pretax operating income, differences between book and tax treatment of items of income and expense and tax planning strategies. The Company is subject to income taxes in the U.S., Canada, New Zealand and other jurisdictions. The Company recognizes its deferred tax assets and liabilities based upon the expected future tax outcome of amounts recognized in the Company's Consolidated Statements of Operations. If necessary, the Company records a valuation allowance on deferred tax assets if the realization of the asset appears doubtful. The Company believes that all tax positions are fully supported, however the Company records tax liabilities in accordance with the FASB's guidance for income tax accounting when certain positions are likely to be challenged and may not succeed. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. In addition, changes in existing tax laws or rates could significantly change the Company's current estimate of its tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. Changes in current estimates, if significant, could have a material adverse impact on the Company's financial statements. The annual effective tax rate was (1.5%), 61.7% and (182.2%) for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

- ***Accounting for business combinations.*** The acquisition of businesses is an important element of the Company's strategy. Under the acquisition method, the Company is required to record the net assets acquired at the estimated fair value at the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires the Company to make estimates and assumptions that affect the Company's financial statements. For example, the Company's acquisitions typically result in the recognition of goodwill and other intangible assets; the value and estimated life of those assets may affect the amount of future period amortization expense for intangible assets with finite lives as well as possible impairment charges that may be incurred. Amortization expense for amortizable intangible assets was $5.5 million, $5.8 million and $6.8 million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Amortizable intangible assets were $64.1 million and $69.3 million as of February 28, 2011, and February 28, 2010, respectively.

## Accounting Guidance Not Yet Adopted

### *Fair Value Measurements and Disclosures*

In January 2010, the FASB issued amended guidance for fair value measurements and disclosures. This guidance requires an entity to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and (ii) present separately information about purchases, sales, issuances and settlements on a gross basis in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). This guidance also clarifies existing disclosures requiring an entity to provide fair value measurement disclosures for each class of assets and liabilities and, for Level 2 or Level 3 fair value measurements, disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Effective March 1, 2010, the Company adopted the additional disclosure requirements and clarifications of existing disclosures of this guidance, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The Company is required to adopt those disclosures for its annual and interim periods beginning March 1, 2011. The adoption of the applicable provisions of this guidance on March 1, 2010, did not have a material impact on the Company's consolidated financial statements. The adoption of the remaining provision of this guidance on March 1, 2011, did not have a material impact on the Company's consolidated financial statements.

### *Intangibles – Goodwill and Other*

In December 2010, the FASB issued amended guidance for when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amended guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. Any resulting goodwill impairment upon adoption should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. The Company is required to adopt the guidance for its annual and interim periods beginning March 1, 2011. The adoption of this amended guidance on March 1, 2011, did not have a material impact on the Company's consolidated financial statements.

## CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

*This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical fact included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding (i) the Company's business strategy, future financial position, prospects, plans and objectives of management, (ii) the Company's expected restructuring charges, accelerated depreciation and other costs, (iii) information concerning expected or potential actions of third parties, (iv) information concerning the future expected balance of supply and demand for wine, (v) the expected impact upon results of operations resulting from the Company's decision to consolidate its U.S. distributor network, and (vi) the duration of the share repurchase implementation are forward-looking statements. When used in this Annual Report, the words "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which the Company competes, the forward-looking statements of the Company contained in this Annual Report are also subject to the risk and uncertainty that (i) the impact upon results of operations resulting from the decision to consolidate the Company's U.S. distributor network will vary from current expectations due to actual U.S. distributor experience, (ii) the* *actual balance of supply and demand for wine products will vary from current expectations due to, among other reasons, actual consumer demand, (iii) the Company's restructuring charges, accelerated depreciation and other costs may vary materially from current expectations due to, among other reasons, variations in anticipated headcount reductions, contract terminations or modifications, equipment relocation, product portfolio rationalizations, production footprint, and/or other costs of implementation, and (iv) the amount and timing of any share repurchases may vary due to market conditions, the Company's cash and debt position, and other factors as determined by management from time to time. Additional important factors that could cause actual results to differ materially from those set forth in, or implied by, the Company's forward-looking statements contained in this Annual Report are as follows:*

- Worldwide and domestic economic trends and financial market conditions could adversely impact the Company's financial performance.
- The Company's indebtedness could have a material adverse effect on its financial health.
- The Company's acquisition, divestiture and joint venture strategies may not be successful.
- Competition could have a material adverse effect on the Company's business.
- An increase in import and excise duties or other taxes or government regulations could have a material adverse effect on the Company's business.
- Benefit cost increases could reduce the Company's profitability.
- The Company relies on the performance of wholesale distributors, major retailers and government agencies for the success of its business.
- The Company's business could be adversely affected by a decline in the consumption of products the Company sells.
- The Company generally purchases raw materials under short-term supply contracts, and is subject to substantial price fluctuations for grapes and grape-related materials, and the Company has a limited group of suppliers of glass bottles.
- Climate change, or legal, regulatory or market measures to address climate change, may negatively affect the Company's business, operations or financial performance, and water scarcity or poor quality could negatively impact the Company's production costs and capacity.
- The Company's operations subject itself to risks relating to currency rate fluctuations, interest rate fluctuations and geopolitical uncertainty which could have a material adverse effect on the Company's business.
- The Company has a material amount of intangible assets, such as goodwill and trademarks, and if the Company is required to write-down any of these intangible assets, it would reduce the Company's net income, which in turn could have a material adverse effect on the Company's results of operations.
- The termination of the Company's joint venture with Modelo relating to importing, marketing and selling imported beer could have a material adverse effect on the Company's business.
- Class action or other litigation relating to alcohol abuse, the misuse of alcohol, product liability or marketing or sales practices could adversely affect the Company's business.
- Any damage to the Company's reputation could have an adverse effect on its business, financial condition and results of operation.
- The Company depends upon its trademarks and proprietary rights, and any failure to protect the Company's intellectual property rights or any claims that the Company is infringing upon the rights of others may adversely affect the Company's competitive position and brand equity.
- Contamination could harm the integrity of or consumer support for the Company's brands and adversely affect the sales of its products.
- An increase in the cost of energy or the cost of environmental regulatory compliance could affect the Company's profitability.
- The Company's reliance upon complex information systems distributed worldwide and its reliance upon third party global networks means the Company could experience interruptions to its business services.
- Changes in accounting standards and guidance and taxation requirements could affect the Company's financial results.
- Various diseases, pests and certain weather conditions could affect quality and quantity of grapes or other agricultural raw materials.
- Risks generally associated with building and sustaining the Company's information technology infrastructure or implementation of the Company's integrated technology platform may adversely affect the Company's business and results of operations or the effectiveness of internal control over financial reporting.

For additional information about risks and uncertainties that could adversely affect the Company's forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2011.

# QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating, acquisition and financing activities, is exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage the volatility relating to these risks, the Company periodically purchases and/or sells derivative instruments including foreign currency forward and option contracts and interest rate swap agreements. The Company uses derivative instruments solely to reduce the financial impact of these risks and does not use derivative instruments for trading purposes.

Foreign currency derivative instruments are or may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales/purchases to/from third parties as well as intercompany sales/purchases, intercompany principal and interest payments, and in connection with acquisitions or joint venture investments outside the U.S. As of February 28, 2011, the Company had exposures to foreign currency risk primarily related to the euro, New Zealand dollar and Canadian dollar.

As of February 28, 2011, and February 28, 2010, the Company had outstanding foreign currency derivative instruments with a notional value of $326.4 million and $1,020.1 million, respectively. Approximately 47% of the Company's total exposures were hedged as of February 28, 2011, including most of the Company's balance sheet exposures and certain of the Company's forecasted transactional exposures. The estimated fair value of the Company's foreign currency derivative instruments was a net asset of $11.7 million and $14.6 million as of February 28, 2011, and February 28, 2010, respectively. Using a sensitivity analysis based on estimated fair value of open contracts using forward rates, if the contract base currency had been 10% weaker as of February 28, 2011, and February 28, 2010, the fair value of open foreign currency contracts would have been decreased by $0.4 million and $13.2 million, respectively. Losses or gains from the revaluation or settlement of the related underlying positions would substantially offset such gains or losses on the derivative instruments.

The fair value of fixed rate debt is subject to interest rate risk, credit risk and foreign currency risk. The estimated fair value of the Company's total fixed rate debt, including current maturities, was $2,104.0 million and $1,974.3 million as of February 28, 2011, and February 28, 2010, respectively. A hypothetical 1% increase from prevailing interest rates as of February 28, 2011, and February 28, 2010, would have resulted in a decrease in fair value of fixed interest rate long-term debt by $90.3 million and $97.3 million, respectively.

As of February 28, 2011, and February 28, 2010, the Company had outstanding cash flow designated interest rate swap agreements to minimize interest rate volatility. As of February 28, 2011, the swap agreements fix LIBOR interest rates on $500.0 million of the Company's floating LIBOR rate debt at an average rate of 2.9% (exclusive of borrowing margins) through September 1, 2016. As of February 28, 2010, the swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% through February 28, 2010. In addition, as of February 28, 2010, the Company had offsetting outstanding undesignated interest rate swap agreements with an absolute notional value of $2,400.0 million. The Company's interest rate swap agreements that were outstanding as of February 28, 2010, matured on March 1, 2010. The estimated fair value of the Company's interest rate swap agreements was a net liability of $4.4 million and $12.0 million as of February 28, 2011, and February 28, 2010, respectively. A hypothetical 1% increase from prevailing interest rates as of February 28, 2011, would have favorably increased the fair value of the interest rate swap agreements by $25.1 million. A hypothetical 1% increase from prevailing interest rates as of February 28, 2010, would not have resulted in a significant change in the fair value of the interest rate swap agreements.

In addition to the $2,104.0 million and $1,974.3 million estimated fair value of fixed rate debt outstanding as of February 28, 2011, and February 28, 2010, respectively, the Company also had variable rate debt outstanding (primarily LIBOR-based), certain of which includes a fixed margin. As of February 28, 2011, and February 28, 2010, the estimated fair value of the Company's total variable rate debt, including current maturities was $1,278.0 million and $1,879.2 million, respectively. Using a sensitivity analysis based on a hypothetical 1% increase in prevailing interest rates over a 12-month period, the approximate increase in cash required for interest as of February 28, 2011, and February 28, 2010, is $29.0 million and $19.2 million, respectively.

# CONSOLIDATED BALANCE SHEETS

| *(in millions, except share and per share data)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash investments | **$ 9.2** | $ 43.5 |
| Accounts receivable, net | **417.4** | 514.7 |
| Inventories | **1,369.3** | 1,879.9 |
| Prepaid expenses and other | **287.1** | 151.0 |
| Total current assets | **2,083.0** | 2,589.1 |
| **Property, Plant and Equipment**, net | **1,219.6** | 1,567.2 |
| **Goodwill** | **2,619.8** | 2,570.6 |
| **Intangible Assets**, net | **886.3** | 925.0 |
| **Other Assets**, net | **358.9** | 442.4 |
| Total assets | **$ 7,167.6** | $ 8,094.3 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| **Current Liabilities:** | | |
| Notes payable to banks | **$ 83.7** | $ 371.2 |
| Current maturities of long-term debt | **15.9** | 187.2 |
| Accounts payable | **129.2** | 268.8 |
| Accrued excise taxes | **14.2** | 43.8 |
| Other accrued expenses and liabilities | **419.9** | 501.6 |
| Total current liabilities | **662.9** | 1,372.6 |
| **Long-Term Debt**, less current maturities | **3,136.7** | 3,277.1 |
| **Deferred Income Taxes** | **583.1** | 536.2 |
| **Other Liabilities** | **233.0** | 332.1 |
| **Commitments and Contingencies** (Note 15) | | |
| **Stockholders' Equity:** | | |
| Preferred Stock, $.01 par value – Authorized, 1,000,000 shares; Issued, none at February 28, 2011, and February 28, 2010 | **–** | – |
| Class A Common Stock, $.01 par value – Authorized, 322,000,000 shares; Issued, 230,290,798 shares at February 28, 2011, and 225,062,547 shares at February 28, 2010 | **2.3** | 2.3 |
| Class B Convertible Common Stock, $.01 par value – Authorized, 30,000,000 shares; Issued, 28,617,758 shares at February 28, 2011, and 28,734,637 shares at February 28, 2010 | **0.3** | 0.3 |
| Class 1 Common Stock, $.01 par value – Authorized, 25,000,000 shares; Issued, none at February 28, 2011, and February 28, 2010 | **–** | – |
| Additional paid-in capital | **1,602.4** | 1,493.2 |
| Retained earnings | **1,662.3** | 1,102.8 |
| Accumulated other comprehensive income | **188.8** | 587.2 |
| | **3,456.1** | 3,185.8 |
| Less: Treasury stock – | | |
| Class A Common Stock, 42,739,831 shares at February 28, 2011, and 26,549,546 shares at February 28, 2010, at cost | **(902.0)** | (607.3) |
| Class B Convertible Common Stock, 5,005,800 shares at February 28, 2011, and February 28, 2010, at cost | **(2.2)** | (2.2) |
| | **(904.2)** | (609.5) |
| Total stockholders' equity | **2,551.9** | 2,576.3 |
| Total liabilities and stockholders' equity | **$ 7,167.6** | $ 8,094.3 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| *(in millions, except per share data)* | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| **Sales** | **$ 4,096.7** | $ 4,213.0 | $ 4,723.0 |
| Less – excise taxes | **(764.7)** | (848.2) | (1,068.4) |
| Net sales | **3,332.0** | 3,364.8 | 3,654.6 |
| **Cost of Product Sold** | **(2,141.9)** | (2,220.0) | (2,424.6) |
| Gross profit | **1,190.1** | 1,144.8 | 1,230.0 |
| **Selling, General and Administrative Expenses** | **(640.9)** | (682.5) | (832.0) |
| **Impairment of Goodwill and Intangible Assets** | **(23.6)** | (103.2) | (300.4) |
| **Restructuring Charges** | **(23.1)** | (47.6) | (68.0) |
| Operating income | **502.5** | 311.5 | 29.6 |
| **Equity in Earnings of Equity Method Investees** | **243.8** | 213.6 | 186.6 |
| **Interest Expense,** net | **(195.3)** | (265.1) | (323.0) |
| **Loss on Write-Off of Financing Costs** | **–** | (0.7) | – |
| Income (loss) before income taxes | **551.0** | 259.3 | (106.8) |
| **Benefit From (Provision For) Income Taxes** | **8.5** | (160.0) | (194.6) |
| **Net Income (Loss)** | **$ 559.5** | $ 99.3 | $ (301.4) |
| | | | |
| **Share Data:** | | | |
| Earnings (loss) per common share: | | | |
| Basic – Class A Common Stock | **$ 2.68** | $ 0.46 | $ (1.40) |
| Basic – Class B Convertible Common Stock | **$ 2.44** | $ 0.41 | $ (1.27) |
| | | | |
| Diluted – Class A Common Stock | **$ 2.62** | $ 0.45 | $ (1.40) |
| Diluted – Class B Convertible Common Stock | **$ 2.40** | $ 0.41 | $ (1.27) |
| | | | |
| Weighted average common shares outstanding: | | | |
| Basic – Class A Common Stock | **187.224** | 196.095 | 193.906 |
| Basic – Class B Convertible Common Stock | **23.686** | 23.736 | 23.753 |
| | | | |
| Diluted – Class A Common Stock | **213.765** | 221.210 | 193.906 |
| Diluted – Class B Convertible Common Stock | **23.686** | 23.736 | 23.753 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| *(in millions, except share data)* | Common Stock Class A | Common Stock Class B | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance, February 29, 2008 | $ 2.2 | $ 0.3 | $1,344.0 | $1,306.0 | $ 736.0 | $ (622.6) | $2,765.9 |
| Comprehensive loss: | | | | | | | |
| Net loss for Fiscal 2009 | – | – | – | (301.4) | – | – | (301.4) |
| Other comprehensive (loss) income, net of income tax effect: | | | | | | | |
| Foreign currency translation adjustments | – | – | – | – | (683.5) | – | (683.5) |
| Unrealized loss on cash flow hedges: | | | | | | | |
| Net derivative losses | – | – | – | – | (16.4) | – | (16.4) |
| Reclassification adjustments | – | – | – | – | 0.8 | – | 0.8 |
| Net loss recognized in other comprehensive income | | | | | | | (15.6) |
| Pension/postretirement: | | | | | | | |
| Net actuarial gains | – | – | – | – | 44.3 | – | 44.3 |
| Reclassification adjustments | – | – | – | – | 12.0 | – | 12.0 |
| Net gain recognized in other comprehensive income | | | | | | | 56.3 |
| Other comprehensive loss, net of income tax effect | | | | | | | (642.8) |
| Comprehensive loss | | | | | | | (944.2) |
| Adjustments to apply change in measurement date provision of compensation – retirement benefits, net of income tax effect | – | – | – | (1.1) | 1.0 | – | (0.1) |
| Conversion of 33,660 Class B Convertible Common shares to Class A Common shares | – | – | – | – | – | – | – |
| Exercise of 2,254,660 Class A stock options | – | – | 27.1 | – | – | – | 27.1 |
| Employee stock purchases of 376,297 treasury shares | – | – | 3.6 | – | – | 2.0 | 5.6 |
| Grant of 460,036 Class A Common shares – restricted stock awards | – | – | (2.4) | – | – | 2.4 | – |
| Stock-based employee compensation | – | – | 47.5 | – | – | – | 47.5 |
| Tax benefit on stock-based employee compensation awards | – | – | 6.5 | – | – | – | 6.5 |
| Balance, February 28, 2009 | $ 2.2 | $ 0.3 | $1,426.3 | $1,003.5 | $ 94.2 | $ (618.2) | $1,908.3 |

*Table continued on facing page.*

| (in millions, except share data) | Common Stock Class A | Class B | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance, February 28, 2009 | $ 2.2 | $ 0.3 | $1,426.3 | $1,003.5 | $ 94.2 | $ (618.2) | $1,908.3 |
| Comprehensive income: | | | | | | | |
| Net income for Fiscal 2010 | – | – | – | 99.3 | – | – | 99.3 |
| Other comprehensive income (loss), net of income tax effect: | | | | | | | |
| Foreign currency translation adjustments | – | – | – | – | 497.5 | – | 497.5 |
| Unrealized gain on cash flow hedges: | | | | | | | |
| Net derivative gains | – | – | – | – | 60.2 | – | 60.2 |
| Reclassification adjustments | – | – | – | – | (11.6) | – | (11.6) |
| Net gain recognized in other comprehensive income | | | | | | | 48.6 |
| Pension/postretirement: | | | | | | | |
| Net actuarial losses | – | – | – | – | (57.7) | – | (57.7) |
| Reclassification adjustments | – | – | – | – | 4.6 | – | 4.6 |
| Net loss recognized in other comprehensive income | | | | | | | (53.1) |
| Other comprehensive income, net of income tax effect | | | | | | | 493.0 |
| Comprehensive income | | | | | | | 592.3 |
| Conversion of 14,657 Class B Convertible Common shares to Class A Common shares | – | – | – | – | – | – | – |
| Exercise of 1,453,431 Class A stock options | 0.1 | – | 12.2 | – | – | – | 12.3 |
| Employee stock purchases of 388,294 treasury shares | – | – | 2.5 | – | – | 2.0 | 4.5 |
| Grant of 1,365,460 Class A Common shares – restricted stock awards | – | – | (7.3) | – | – | 7.3 | – |
| Vesting of 27,145 restricted stock units (17,645 treasury shares and 9,500 Class A Common shares), net of 11,110 shares withheld to satisfy tax withholding requirements | – | – | (0.2) | – | – | 0.1 | (0.1) |
| Cancellation of 136,497 restricted Class A Common shares | – | – | 0.7 | – | – | (0.7) | – |
| Stock-based employee compensation | – | – | 56.8 | – | – | – | 56.8 |
| Tax benefit on stock-based employee compensation awards | – | – | 2.2 | – | – | – | 2.2 |
| Balance, February 28, 2010 | $ 2.3 | $ 0.3 | $1,493.2 | $1,102.8 | $ 587.2 | $ (609.5) | $2,576.3 |

*Table continued on next page.*

| (in millions, except share data) | Common Stock Class A | Common Stock Class B | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance, February 28, 2010 | $ 2.3 | $ 0.3 | $1,493.2 | $1,102.8 | $ 587.2 | $ (609.5) | $2,576.3 |
| Comprehensive income: | | | | | | | |
| Net income for Fiscal 2011 | – | – | – | 559.5 | – | – | 559.5 |
| Other comprehensive income (loss), net of income tax effect: | | | | | | | |
| Foreign currency translation adjustments: | | | | | | | |
| Net gains | – | – | – | – | 178.2 | – | 178.2 |
| Reclassification adjustments | – | – | – | – | (657.1) | – | (657.1) |
| Net loss recognized in other comprehensive income | | | | | | | (478.9) |
| Unrealized loss on cash flow hedges: | | | | | | | |
| Net derivative gains | – | – | – | – | 9.1 | – | 9.1 |
| Reclassification adjustments | – | – | – | – | (24.5) | – | (24.5) |
| Net loss recognized in other comprehensive income | | | | | | | (15.4) |
| Pension/postretirement: | | | | | | | |
| Net actuarial gains | – | – | – | – | 9.3 | – | 9.3 |
| Reclassification adjustments | – | – | – | – | 86.6 | – | 86.6 |
| Net gain recognized in other comprehensive income | | | | | | | 95.9 |
| Other comprehensive loss, net of income tax effect | | | | | | | (398.4) |
| Comprehensive income | | | | | | | 161.1 |
| Repurchase of 17,240,101 Class A Common shares | – | – | – | – | – | (300.3) | (300.3) |
| Conversion of 116,879 Class B Convertible Common shares to Class A Common shares | – | – | – | – | – | – | – |
| Exercise of 5,100,677 Class A stock options | – | – | 62.3 | – | – | – | 62.3 |
| Employee stock purchases of 305,207 treasury shares | – | – | 2.6 | – | – | 1.7 | 4.3 |
| Grant of 739,388 Class A Common shares – restricted stock awards | – | – | (3.9) | – | – | 3.9 | – |
| Vesting of 53,780 restricted stock units (43,085 treasury shares and 10,695 Class A Common shares), net of 23,628 shares withheld to satisfy tax withholding requirements | – | – | (0.6) | – | – | 0.2 | (0.4) |
| Cancellation of 37,864 restricted Class A Common shares | – | – | 0.2 | – | – | (0.2) | – |
| Stock-based employee compensation | – | – | 47.0 | – | – | – | 47.0 |
| Tax benefit on stock-based employee compensation awards | – | – | 1.6 | – | – | – | 1.6 |
| **Balance, February 28, 2011** | **$ 2.3** | **$ 0.3** | **$1,602.4** | **$1,662.3** | **$ 188.8** | **$ (904.2)** | **$2,551.9** |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 559.5 | $ 99.3 | $ (301.4) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation of property, plant and equipment | 119.2 | 143.8 | 143.6 |
| Loss on settlement of pension obligations | 109.9 | – | – |
| Deferred tax provision (benefit) | 70.9 | (30.6) | 2.3 |
| Loss on contractual obligation from put option of Ruffino shareholder | 60.0 | 34.3 | – |
| Stock-based compensation expense | 46.0 | 56.3 | 46.1 |
| Impairment of goodwill and intangible assets | 23.6 | 103.2 | 300.4 |
| Amortization of intangible and other assets | 14.6 | 12.1 | 13.4 |
| Loss on disposal or impairment of long-lived assets, net | 0.4 | 15.7 | 44.9 |
| (Gain) loss on businesses sold or held for sale, net | (165.1) | (10.4) | 31.5 |
| Equity in earnings of equity method investees, net of distributed earnings | (23.8) | (13.1) | 90.3 |
| Noncash portion of loss on extinguishment of debt | – | 0.7 | – |
| Write-down of Australian inventory | – | – | 75.5 |
| Change in operating assets and liabilities, net of effects from purchases and sales of businesses: | | | |
| Accounts receivable, net | (86.0) | 61.9 | 87.4 |
| Inventories | 190.8 | 51.0 | (86.0) |
| Prepaid expenses and other current assets | (7.6) | 2.6 | 9.4 |
| Accounts payable | (82.5) | (42.7) | (26.9) |
| Accrued excise taxes | (7.1) | (18.1) | 12.1 |
| Other accrued expenses and liabilities | (168.6) | (110.6) | (95.0) |
| Other, net | (34.9) | 47.1 | 159.3 |
| Total adjustments | 59.8 | 303.2 | 808.3 |
| Net cash provided by operating activities | 619.3 | 402.5 | 506.9 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from sales of businesses, net of cash divested | 219.7 | 349.6 | 204.2 |
| Proceeds from note receivable | 60.0 | – | – |
| Proceeds from sales of assets | 19.5 | 17.2 | 25.4 |
| Capital distributions from equity method investees | 0.3 | 0.2 | 20.8 |
| Purchases of property, plant and equipment | (89.1) | (107.7) | (128.6) |
| Investments in equity method investees | (29.7) | (0.9) | (3.2) |
| Purchases of businesses, net of cash acquired | – | – | 0.1 |
| Other investing activities | 7.4 | (1.8) | 9.9 |
| Net cash provided by investing activities | 188.1 | 256.6 | 128.6 |
| **Cash Flows from Financing Activities:** | | | |
| Principal payments of long-term debt | (328.5) | (781.3) | (577.6) |
| Purchases of treasury stock | (300.0) | – | – |
| Net (repayment of) proceeds from notes payable | (289.7) | 117.1 | (109.7) |
| Payment of financing costs of long-term debt | (0.2) | (11.5) | – |
| Proceeds from exercise of employee stock options | 61.0 | 12.3 | 27.1 |
| Proceeds from excess tax benefits from stock-based payment awards | 7.4 | 2.7 | 7.2 |
| Proceeds from employee stock purchases | 4.3 | 4.5 | 5.6 |
| Proceeds from maturity of derivative instrument | – | 33.2 | – |
| Net cash used in financing activities | (845.7) | (623.0) | (647.4) |
| Effect of exchange rate changes on cash and cash investments | 4.0 | (5.7) | 4.5 |
| **Net (Decrease) Increase in Cash and Cash Investments** | (34.3) | 30.4 | (7.4) |
| **Cash and Cash Investments,** beginning of year | 43.5 | 13.1 | 20.5 |
| **Cash and Cash Investments,** end of year | $ 9.2 | $ 43.5 | $ 13.1 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Cash paid during the year for: | | | |
| Interest | $ 203.3 | $ 307.7 | $ 332.8 |
| Income taxes | $ 79.7 | $ 221.4 | $ 137.8 |
| **Supplemental Disclosures of Noncash Investing and Financing Activities:** | | | |
| Property, plant and equipment acquired under financing arrangements | $ 28.4 | $ – | $ – |
| Sales of businesses | | | |
| Investment in Accolade | $ 48.2 | $ – | $ – |
| Indemnification liabilities | $ 26.1 | $ – | $ – |
| Note receivable from sale of value spirits business | $ – | $ 60.0 | $ – |

The accompanying notes are an integral part of these statements.

## 1. Summary of Significant Accounting Policies:

**DESCRIPTION OF BUSINESS** – Constellation Brands, Inc. and its subsidiaries (the "Company") operate primarily in the beverage alcohol industry. The Company is a leading international producer and marketer of beverage alcohol with a broad portfolio of premium brands across the wine, spirits and imported beer categories. The Company has the leading premium wine business in the world and is a leading producer and marketer of wine in the United States ("U.S."); the leading producer and marketer of wine in Canada; and a leading producer and exporter of wine from New Zealand. In North America, the Company's products are primarily sold to wholesale distributors as well as state and provincial alcoholic beverage control agencies. In New Zealand, the Company's products are primarily sold to retailers, wholesalers and importers. In addition, the Company imports, markets and sells the Modelo Brands (as defined in Note 9) and certain other imported beer brands through the Company's joint venture, Crown Imports (as defined in Note 9).

On January 31, 2011, the Company sold 80.1% of its Australian and U.K. business (the "CWAE Divestiture") (see Note 7). Prior to this divestiture, the Company was also a leading producer and exporter of wine from Australia and a major supplier of beverage alcohol in the United Kingdom ("U.K."). In connection with the Company's changes during the first quarter of fiscal 2011 within its internal management structure for this business, and the Company's revised business strategy within the Australian and U.K. markets, the Company changed its reportable operating segments on May 1, 2010, to consist of: Constellation Wines North America ("CWNA"), Constellation Wines Australia and Europe ("CWAE"), Corporate Operations and Other, and Crown Imports (see Note 23). All financial information for the years ended February 28, 2010, and February 28, 2009, has been restated to conform to the new segment presentation. As a result of the CWAE Divestiture, as of February 1, 2011, the Company is no longer reporting operating results for the CWAE segment.

**PRINCIPLES OF CONSOLIDATION** – The consolidated financial statements of the Company include the accounts of the Company and its majority-owned subsidiaries and entities in which the Company has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if the Company owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

**MANAGEMENT'S USE OF ESTIMATES** – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**EQUITY INVESTMENTS** – If the Company is not required to consolidate its investment in another entity, the Company uses the equity method if the Company (i) can exercise significant influence over the other entity and (ii) holds common stock and/or in-substance common stock of the other entity. Under the equity method, investments are carried at cost, plus or minus the Company's equity in the increases and decreases in the investee's net assets after the date of acquisition and certain other adjustments. The Company's share of the net income or loss of the investee is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. Dividends received from the investee reduce the carrying amount of the investment.

Equity method investments are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. No instances of impairment were noted on the Company's equity method investments for the year ended February 28, 2011. During the third quarter of fiscal 2010, the Company determined that its CWNA segment's international equity method investment, Ruffino S.r.l. ("Ruffino") was impaired primarily due to a decline in revenue and profit forecasts for this equity method investee combined with an unfavorable foreign exchange movement between the Euro and the U.S. Dollar. The Company measured the amount of impairment by calculating the amount by which the carrying value of its investment exceeded its estimated fair value, based on projected discounted cash flows of this equity method investee (Level 3 fair value measurement – see Note 6). As a result of this review, the Company recorded an impairment loss of $25.4 million in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. For the year ended February 28, 2009, the Company recorded impairment losses of $79.2 million primarily associated with Ruffino ($48.6 million) and its CWAE segment's international equity method investment, Matthew Clark ($30.1 million). These impairment losses resulted primarily from a decline in revenue and profit forecasts for these two equity method investees reflecting significant market deterioration during the fourth quarter of fiscal 2009. The Company measured the amount of impairment for each investment by calculating the amount by which the carrying value of its investment exceeded its estimated fair value, based on projected discounted cash flows of each equity method investee. These impairment losses are included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations.

**REVENUE RECOGNITION –** Sales are recognized when title and risk of loss pass to the customer, which is generally when the product is shipped. Amounts billed to customers for shipping and handling are classified as sales. Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates.

**COST OF PRODUCT SOLD –** The types of costs included in cost of product sold are raw materials, packaging materials, manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges and outbound shipping and handling costs, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

**SELLING, GENERAL AND ADMINISTRATIVE EXPENSES –** The types of costs included in selling, general and administrative expenses consist predominately of advertising and non-manufacturing administrative and overhead costs. Distribution network costs are not included in the Company's selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at February 28, 2011, and February 28, 2010, were not material. Advertising expense for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, was $128.6 million, $132.5 million and $175.7 million, respectively.

**FOREIGN CURRENCY TRANSLATION –** The "functional currency" of the Company's subsidiaries outside the U.S. is the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI"). As a result of the January 2011 CWAE Divestiture, the Company reclassified $657.1 million, net of income tax effect, from AOCI to selling, general and administrative expenses on the Company's Consolidated Statements of Operations (see Note 7, Note 19). Gains or losses resulting from foreign currency denominated transactions are also included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Aggregate foreign currency transaction net losses were $2.3 million, $4.6 million and $26.3 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively.

**CASH INVESTMENTS –** Cash investments consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates fair value. The amounts at February 28, 2011, and February 28, 2010, are not significant.

**ALLOWANCE FOR DOUBTFUL ACCOUNTS –** The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. The allowance for doubtful accounts was $0.8 million and $3.0 million as of February 28, 2011, and February 28, 2010, respectively.

**FAIR VALUE OF FINANCIAL INSTRUMENTS –** The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments (such as forwards, options, swaps, etc.) which take into account the present value of estimated future cash flows (see Note 6).

**DERIVATIVE INSTRUMENTS –** As a multinational company, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect the Company's results of operations and financial condition. The amount of volatility realized will vary based upon the effectiveness and level of derivative instruments outstanding during a particular period of time, as well as the currency and interest rate market movements during that same period.

The Company enters into derivative instruments, primarily interest rate swaps and foreign currency forward and option contracts, to manage interest rate and foreign currency risks. In accordance with the Financial Accounting Standards Board ("FASB") guidance for derivatives and hedging, the Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value (see Note 5, Note 6). The fair values of the Company's derivative instruments change with fluctuations in interest rates and/or currency rates and are expected to offset changes in the values of the underlying exposures. The Company's derivative instruments are held solely to hedge economic exposures. The Company follows strict policies to manage interest rate and foreign currency risks, including prohibitions on derivative market-making or other speculative activities.

To qualify for hedge accounting treatment under the FASB guidance for derivatives and hedging, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risk that is being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness will be measured. The derivative must be highly effective in offsetting either changes in the fair value or cash flows, as appropriate, of the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures.

Certain of the Company's derivative instruments do not qualify for hedge accounting treatment under the FASB guidance for derivatives and hedging; for others, the Company chooses not to maintain the required documentation to apply hedge accounting treatment. These undesignated instruments are used to economically hedge the Company's exposure to fluctuations in the value of foreign currency denominated receivables and payables; foreign currency investments, primarily consisting of loans to subsidiaries; and cash flows related primarily to repatriation of those loans or investments. Foreign currency contracts, generally less than 12 months in duration, are used to hedge some of these risks. The Company's derivative policy permits the use of undesignated derivatives when the derivative instrument is settled within the fiscal quarter or offsets a recognized balance sheet exposure. In these circumstances, the mark to fair value is reported currently through earnings in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. As of February 28, 2011, and February 28, 2010, the Company had undesignated foreign currency contracts outstanding with a notional value of $160.0 million and $554.9 million, respectively. In addition, the Company had offsetting undesignated interest rate swap agreements with an absolute notional amount of $2,400.0 million outstanding at February 28, 2010 (see Note 11). The Company had no undesignated interest rate swap agreements outstanding as of February 28, 2011.

Furthermore, when the Company determines that a derivative instrument which qualified for hedge accounting treatment has ceased to be highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company also discontinues hedge accounting prospectively when (i) a derivative expires or is sold, terminated, or exercised; (ii) it is no longer probable that the forecasted transaction will occur; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate.

***Cash flow hedges:*** The Company is exposed to foreign denominated cash flow fluctuations in connection with third party and intercompany sales and purchases and, historically, third party financing arrangements. The Company primarily uses foreign currency forward and option contracts to hedge certain of these risks. In addition, the Company utilizes interest rate swaps to manage its exposure to changes in interest rates. Derivatives managing the Company's cash flow exposures generally mature within three years or less, with a maximum maturity of five years. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. All components of the Company's derivative instruments' gains or losses are included in the assessment of hedge effectiveness. In the event the relationship is no longer effective, the Company recognizes the change in the fair value of the hedging derivative instrument from the date the hedging derivative instrument became no longer effective immediately in the Company's Consolidated Statements of Operations. In conjunction with its effectiveness testing, the Company also evaluates ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in the Company's Consolidated Statements of Operations.

The Company records the fair value of its foreign currency and interest rate swap contracts qualifying for cash flow hedge accounting treatment in its consolidated balance sheet with the effective portion of the related gain or loss on those contracts deferred in stockholders' equity (as a component of AOCI). These deferred gains or losses are recognized in the Company's Consolidated Statements of Operations in the same period in which the underlying hedged items are recognized and on the same line item as the underlying hedged items. However, to the extent that any derivative instrument is not considered to be highly effective in offsetting the change in the value of the hedged item, the hedging relationship is terminated and the amount related to the ineffective portion of this derivative instrument is immediately recognized in the Company's Consolidated Statements of Operations in selling, general and administrative expenses.

As of February 28, 2011, and February 28, 2010, the Company had cash flow designated foreign currency contracts outstanding with a notional value of $166.4 million and $465.2 million, respectively. In addition, as of February 28, 2011, and February 28, 2010, the Company had cash flow designated interest rate swap agreements outstanding with a notional value of $500.0 million and $1,200.0 million, respectively (see Note 11). The Company expects $1.6 million of net gains, net of income tax effect, to be reclassified from AOCI to earnings within the next 12 months.

***Fair value hedges:*** Fair value hedges are hedges that offset the risk of changes in the fair values of recorded assets and liabilities, and firm commitments. The Company records changes in fair value of derivative instruments which are designated and deemed effective as fair value hedges, in earnings offset by the corresponding changes in the fair value of the hedged items. The Company did not designate any derivative instruments as fair value hedges for the years ended February 28, 2011, February 28, 2010, and February 28, 2009.

***Net investment hedges:*** Net investment hedges are hedges that use derivative instruments or non-derivative instruments to hedge the foreign currency exposure of a net investment in a foreign operation. Historically, the Company has managed currency exposures resulting from certain of its net investments in foreign subsidiaries principally with debt denominated in the related foreign currency. Accordingly, gains and losses on these instruments were recorded as foreign currency translation adjustments in AOCI. In February 2009, the Company discontinued its then existing net investment hedging relationship between the Company's then existing Sterling Series B Senior Notes and Sterling Series C Senior Notes (as defined in Note 11) totaling £155.0 million aggregate principal amount and the Company's investment in its U.K. subsidiary. The Company did not designate any derivative or non-derivative instruments as net investment hedges for the years ended February 28, 2011, and February 28, 2010.

For the year ended February 28, 2009, net gains of $51.0 million, net of income tax effect, were deferred within foreign currency translation adjustments within AOCI. As a result of the CWAE Divestiture, the Company reclassified $17.8 million, net of income tax effect, from AOCI to earnings related to its prior net investment hedges of its U.K. subsidiary (see Note 5).

***Credit risk:*** The Company enters into master agreements with its bank derivative trading counterparties that allow netting of certain derivative positions in order to manage credit risk. The Company's derivative instruments are not subject to credit rating contingencies or collateral requirements. As of February 28, 2011, the fair value of derivative instruments in a net liability position due to counterparties was $6.4 million. If the Company were required to settle the net liability position under these derivative instruments on February 28, 2011, the Company would have had sufficient availability under its revolving credit facility to satisfy this obligation.

***Counterparty credit risk:*** Counterparty credit risk relates to losses the Company could incur if a counterparty defaults on a derivative contract. The Company manages exposure to counterparty credit risk by requiring specified minimum credit standards and diversification of counterparties. The Company enters into master agreements with its bank derivative trading counterparties that allow netting of certain derivative positions in order to manage counterparty credit risk. As of February 28, 2011, all of the Company's counterparty exposures are with financial institutions which have investment grade ratings. The Company has procedures to monitor counterparty credit risk for both current and future potential credit exposures. As of February 28, 2011, the fair value of derivative instruments in a net receivable position due from counterparties was $13.6 million.

**INVENTORIES –** Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and are classified as follows:

| *(in millions)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Raw materials and supplies | **$ 38.2** | $ 44.3 |
| In-process inventories | **1,012.1** | 1,327.9 |
| Finished case goods | **319.0** | 507.7 |
| | **$1,369.3** | $1,879.9 |

Bulk wine inventories are included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled whiskey and brandy are classified as in-process inventories and are included in current assets, in accordance with industry practice. Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey and brandy held for aging are included in inventory costs.

The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which could result in additional expense to the Company and affect its results of operations. During the year ended February 28, 2009, the Company recorded an immaterial adjustment to inventory of $35.5 million to correct for costs, primarily in the Company's Australian business, which were not properly released from inventory as the product was sold in prior fiscal year periods.

**PROPERTY, PLANT AND EQUIPMENT –** Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts at the time of disposal and resulting gains and losses are included as a component of operating income.

**DEPRECIATION –** Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

| | Depreciable Life in Years |
|---|---|
| Land improvements | 15 to 32 |
| Vineyards | 16 to 26 |
| Buildings and improvements | 10 to 44 |
| Machinery and equipment | 3 to 35 |
| Motor vehicles | 3 to 7 |

**GOODWILL AND OTHER INTANGIBLE ASSETS –** In accordance with the FASB guidance for intangibles – goodwill and other, the Company reviews its goodwill and indefinite lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses January 1 as its annual impairment test measurement date. Indefinite lived intangible assets consist principally of trademarks. Intangible assets determined to have a finite life, primarily customer relationships, are amortized over their estimated useful lives and are subject to review for impairment in accordance with the FASB guidance for property, plant and equipment. Note 8 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts.

In the fourth quarters of fiscal 2011 and 2010, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. No indication of impairment was noted for any of the Company's reporting units for the years ended February 28, 2011, and February 28, 2010, as the fair value of each of the Company's reporting units with goodwill exceeded their carrying value. In the fourth quarter of fiscal 2009, as a result of its annual goodwill impairment analysis, the Company concluded that the carrying amount of goodwill assigned to the CWAE segment's U.K. reporting unit exceeded its implied fair value and recorded an impairment loss of $252.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The impairment loss was determined by comparing the carrying value of goodwill assigned to the specific reporting unit within the segment as of January 1, 2009, with the implied fair value of the goodwill. In determining the implied fair value of the goodwill, the Company considered estimates of future operating results and cash flows of the reporting unit discounted using market based discount rates. The estimates of future operating results and cash flows were principally derived from the Company's then updated long-term financial forecast, which was developed as part of the Company's strategic planning cycle conducted during the fourth quarter of fiscal 2009. The decline in the implied fair value of the goodwill and the resulting impairment loss was driven primarily by the accelerated deterioration in the Company's U.K. business during the fourth quarter of fiscal 2009 and the resulting adjustment to the Company's long-term financial forecasts, which showed lower estimated future operating results reflecting the significant fourth quarter deterioration in market conditions in the U.K.

In the fourth quarter of fiscal 2011, pursuant to the Company's accounting policy, the Company performed its annual review of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated primarily with the CWNA segment's Canadian reporting unit were impaired largely due to lower revenue and profitability associated with products incorporating these assets included in long-term financial forecasts developed as part of the strategic planning cycle conducted during the Company's fourth quarter. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted cash flows (Level 3 fair value measurement – see Note 6). As a result of this review, the Company recorded impairment losses of $16.7 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $6.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations, during its third quarter of fiscal 2011 in connection with its decision to discontinue certain wine brands within its CWNA segment's wine portfolio (Level 3 fair value measurement – see Note 6). In the fourth quarter of fiscal 2010, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that certain trademarks associated primarily with the CWAE segment's Australian reporting unit were impaired largely due to lower revenue and profitability associated with products incorporating these assets included in long-term financial forecasts developed as part of the strategic planning cycle conducted during the Company's fourth quarter. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted cash flows (Level 3 fair value measurement – see Note 6). As a result of this review, the Company recorded impairment losses of $103.2 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. In the fourth quarter of fiscal 2009, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that certain trademarks associated primarily with the CWAE segment's U.K. reporting unit were impaired largely due to the aforementioned market declines in the U.K. during the fourth quarter of fiscal 2009, and the resulting lower revenue and profit forecasts associated with products incorporating these assets which reflected the significant fourth quarter deterioration in market conditions in the U.K. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted cash flows. As a result of this review, the Company recorded impairment losses of $25.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $21.8 million during its second quarter of fiscal 2009 in connection with the Company's Australian Initiative (as defined in Note 21) and the resulting lower revenue and profit forecasts associated with certain brands incorporating these assets impacted by the Australian Initiative.

**OTHER ASSETS –** Other assets include the following: (i) investments in equity method investees which are carried under the equity method of accounting (see Note 9); (ii) an investment in Accolade (as defined in Note 7) consisting of cost method investments which are carried at cost and available-for-sale debt securities which are carried at fair value (see Note 9); (iii) deferred financing costs which are stated at cost, net of accumulated amortization, and are amortized on an effective interest basis over the term of the related debt; (iv) notes receivable which are stated at cost; (v) derivative assets which are stated at fair value; and (vi) deferred tax assets which are stated net of valuation allowances (see Note 12).

**LONG-LIVED ASSETS IMPAIRMENT –** In accordance with the FASB guidance for property, plant and equipment, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value of the asset exceeds its fair value (Level 3 fair value measurement – see Note 6). Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated (see below).

Pursuant to this policy, for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, in connection with the Company's Australian Initiative, the Company's CWAE segment recorded asset impairment losses of $5.8 million, $13.4 million and $46.5 million, respectively, associated primarily with the write-down of certain winery and vineyard assets which satisfied the conditions necessary to be classified as held for sale. These assets were written down to a value based on the Company's estimate of fair value less cost to sell. These impairment losses are included in restructuring charges on the Company's Consolidated Statements of Operations.

**ASSETS HELD FOR SALE** – As of February 28, 2011, the Company had no assets classified as held for sale. As of February 28, 2010, in connection with the Australian Initiative, the Company's CWAE segment had $21.9 million of property, plant and equipment, net, classified as held for sale. This amount is included in property, plant and equipment, net on the Company's Consolidated Balance Sheets as the amount is not deemed material for separate presentation on the face of the Company's Consolidated Balance Sheets.

**INDEMNIFICATION LIABILITIES** – The Company has indemnified respective parties against certain liabilities that may arise in connection with certain acquisitions and divestitures. The carrying value of the indemnification liabilities are included in other liabilities on the Company's Consolidated Balance Sheets (see Note 13, Note 15).

**INCOME TAXES** – The Company uses the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax bases of assets and liabilities.

**ENVIRONMENTAL** – Environmental expenditures that relate to current operations or to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities for environmental risks or components thereof are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Liabilities for environmental costs were not material at February 28, 2011, and February 28, 2010.

**EARNINGS PER COMMON SHARE** – The Company has two classes of outstanding common stock: Class A Common Stock and Class B Convertible Common Stock (see Note 16). With respect to dividend rights, the Class A Common Stock is entitled to cash dividends of at least ten percent higher than those declared and paid on the Class B Convertible Common Stock. Accordingly, the Company uses the two-class computation method for the computation of earnings per common share – basic and earnings per common share – diluted. The two-class computation method for each period reflects the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the minimum dividend rights of each class of stock.

Earnings per common share – basic excludes the effect of common stock equivalents and is computed using the two-class computation method (see Note 18). Earnings per common share – diluted for Class A Common Stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per common share – diluted for Class A Common Stock has been computed using the more dilutive of the if-converted or two-class computation method. Using the if-converted method, earnings per common share – diluted for Class A Common Stock assumes the exercise of stock options using the treasury stock method and the conversion of Class B Convertible Common Stock. Using the two-class computation method, earnings per common share – diluted for Class A Common Stock assumes the exercise of stock options using the treasury stock method and no conversion of Class B Convertible Common Stock. For the years ended February 28, 2011, and February 28, 2010, earnings per common share – diluted for Class A Common Stock has been calculated using the if-converted method. For the year ended February 28, 2009, loss per common share – diluted for Class A Common Stock has been calculated using the two-class computation method. For the years ended February 28, 2011, February 28, 2010, and February 28, 2009, earnings per common share – diluted for Class B Convertible Common Stock is presented without assuming conversion into Class A Common Stock and is computed using the two-class computation method.

**STOCK-BASED EMPLOYEE COMPENSATION PLANS** – The Company has four stock-based employee compensation plans (see Note 17). The Company applies a grant date fair-value-based measurement method in accounting for its stock-based payment arrangements and records all costs resulting from stock-based payment transactions ratably over the requisite service period in its consolidated financial statements. Stock-based awards, primarily stock options, granted by the Company are subject to specific vesting conditions, generally time vesting, or upon retirement, disability or death of the employee (as defined by the stock option plan), if earlier. In accordance with the FASB guidance for compensation – stock compensation, the Company recognizes compensation expense immediately for awards granted to retirement-eligible employees or ratably over the period from the date of grant to the date of retirement-eligibility if that is expected to occur during the requisite service period, when appropriate.

## 2. Recently Adopted Accounting Guidance:

**CONSOLIDATION OF VARIABLE INTEREST ENTITIES –** Effective March 1, 2010, the Company adopted the FASB June 2009 amended guidance for consolidation. This guidance, among other things, (i) requires an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amends previously issued guidance for determining whether an entity is a variable interest entity; and (iv) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. In addition, effective March 1, 2010, the Company adopted the FASB additional December 2009 guidance on assessing whether a variable interest entity should be consolidated. This guidance identifies the determination of whether a reporting entity should consolidate another entity is based upon, among other things, (i) the other entity's purpose and design, and (ii) the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. This guidance also requires additional disclosures about an entity's involvement with a variable interest entity, including significant changes in risk exposure due to an entity's involvement with a variable interest entity and how the involvement with the variable interest entity affects the financial statements of the reporting entity. The adoption of the combined guidance did not have a material impact on the Company's consolidated financial statements.

**FAIR VALUE MEASUREMENTS AND DISCLOSURES –** In January 2010, the FASB issued amended guidance for fair value measurements and disclosures. This guidance requires an entity to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and (ii) present separately information about purchases, sales, issuances and settlements on a gross basis in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). This guidance also clarifies existing disclosures requiring an entity to provide fair value measurement disclosures for each class of assets and liabilities and, for Level 2 or Level 3 fair value measurements, disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Effective March 1, 2010, the Company adopted the additional disclosure requirements and clarifications of existing disclosures of this guidance, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The Company is required to adopt those disclosures for its annual and interim periods beginning March 1, 2011. The adoption of the applicable provisions of this guidance on March 1, 2010, did not have a material impact on the Company's consolidated financial statements. The adoption of the remaining provision of this guidance on March 1, 2011, did not have a material impact on the Company's consolidated financial statements.

## 3. Prepaid Expenses and Other:

The major components of prepaid expenses and other are as follows:

| *(in millions)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Income taxes receivable | $ 193.8 | $ 34.4 |
| Deferred tax assets | 42.1 | 50.0 |
| Other | 51.2 | 66.6 |
| | $ 287.1 | $ 151.0 |

## 4. Property, Plant and Equipment:

The major components of property, plant and equipment are as follows:

| *(in millions)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Land and land improvements | $ 298.9 | $ 327.3 |
| Vineyards | 206.1 | 211.6 |
| Buildings and improvements | 312.6 | 416.1 |
| Machinery and equipment | 900.7 | 1,232.5 |
| Motor vehicles | 49.3 | 58.5 |
| Construction in progress | 86.4 | 44.0 |
| | 1,854.0 | 2,290.0 |
| Less – Accumulated depreciation | (634.4) | (722.8) |
| | $1,219.6 | $1,567.2 |

## 5. Derivative Instruments:

The fair value and location of the Company's derivative instruments on its Consolidated Balance Sheets are as follows (see Note 6)

| Balance Sheet Location *(in millions)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| **DERIVATIVE INSTRUMENTS DESIGNATED AS HEDGING INSTRUMENTS** | | |
| **Foreign currency contracts** | | |
| Prepaid expenses and other | $ 11.0 | $ 17.1 |
| Other accrued expenses and liabilities | $ 3.4 | $ 15.1 |
| Other assets, net | $ 2.8 | $ 13.5 |
| Other liabilities | $ 0.9 | $ 5.5 |
| **Interest rate swap contracts** | | |
| Other accrued expenses and liabilities | $ 6.1 | $ 11.8 |
| Other assets, net | $ 1.7 | $ – |
| **DERIVATIVE INSTRUMENTS NOT DESIGNATED AS HEDGING INSTRUMENTS** | | |
| **Foreign currency contracts** | | |
| Prepaid expenses and other | $ 3.2 | $ 12.0 |
| Other accrued expenses and liabilities | $ 1.0 | $ 7.8 |
| Other assets, net | $ – | $ 1.6 |
| Other liabilities | $ – | $ 1.2 |
| **Interest rate swap contracts** | | |
| Prepaid expenses and other | $ – | $ 2.7 |
| Other accrued expenses and liabilities | $ – | $ 2.9 |

The effect of the Company's derivative instruments designated in cash flow hedging relationships on its Consolidated Statements of Operations, as well as its Other Comprehensive Income ("OCI"), net of income tax effect, for the years ended February 28, 2011, and February 28, 2010, is as follows. As a result of the CWAE Divestiture, the Company recognized net gains of $6.3 million, net of income tax effect, for the year ended February 28, 2011, related to the discontinuance of cash flow hedge accounting due to the probability that the original forecasted transaction would not occur by the end of the originally specified time period (or within the two months following). There were no such amounts recognized for the years ended February 28, 2010, and February 28, 2009. As the Company adopted the FASB guidance for the below enhanced disclosures surrounding derivatives and hedging on December 1, 2008, the required comparative disclosures for the three months ended February 28, 2009, have not been included as amounts are not material.

| Derivative Instruments in Designated Cash Flow Hedging Relationships | Net Gain (Loss) Recognized in OCI (Effective portion) | Location of Net Gain (Loss) Reclassified from AOCI to Income (Effective portion) | Net Gain (Loss) Reclassified from AOCI to Income (Effective portion) |
|---|---|---|---|
| *(in millions)* | | | |
| **For the Year Ended February 28, 2011** | | | |
| Foreign currency contracts | $ 11.2 | Sales | $ 13.6 |
| Foreign currency contracts | 0.6 | Cost of product sold | 9.5 |
| Interest rate swap contracts | (2.7) | Interest expense, net | – |
| Total | $ 9.1 | Total | $ 23.1 |
| **For the Year Ended February 28, 2010** | | | |
| Foreign currency contracts | $ 39.3 | Sales | $ 18.6 |
| Foreign currency contracts | 13.2 | Cost of product sold | (4.6) |
| Foreign currency contracts | 12.4 | Selling, general and administrative expenses | 22.8 |
| Interest rate swap contracts | (4.7) | Interest expense, net | (27.7) |
| Total | $ 60.2 | Total | $ 9.1 |

| Derivative Instruments in Designated Cash Flow Hedging Relationships | Location of Net Gain Recognized in Income (Ineffective portion) | Net Gain Recognized in Income (Ineffective portion) |
|---|---|---|
| *(in millions)* | | |
| **For the Year Ended February 28, 2011** | | |
| Foreign currency contracts | Selling, general and administrative expenses | $ 1.4 |
| **For the Year Ended February 28, 2010** | | |
| Foreign currency contracts | Selling, general and administrative expenses | $ 2.5 |

| Non-Derivative Instruments in Designated Net Investment Hedging Relationships | Net Gain (Loss) Recognized in OCI (Effective portion) | Location of Net Gain Reclassified from AOCI to Income (Effective portion) | Net Gain Reclassified from AOCI to Income (Effective portion) |
|---|---|---|---|
| *(in millions)* | | | |
| Sterling Senior Debt Instruments | $ – | Selling, general and administrative expenses | $ 17.8 |

The effect of the Company's undesignated derivative instruments on its Consolidated Statements of Operations for the years ended February 28, 2011, and February 28, 2010, is as follows. As the Company adopted the FASB guidance for the below enhanced disclosures surrounding derivatives and hedging on December 1, 2008, the required comparative disclosures for the three months ended February 28, 2009, have not been included as amounts are not material.

| Derivative Instruments not Designated as Hedging Instruments | Location of Net Gain (Loss) Recognized in Income | Net Gain (Loss) Recognized in Income |
|---|---|---|
| *(in millions)* | | |
| **For the Year Ended February 28, 2011** | | |
| Foreign currency contracts | Selling, general and administrative expenses | $ 4.3 |
| Total | | $ 4.3 |
| **For the Year Ended February 28, 2010** | | |
| Foreign currency contracts | Selling, general and administrative expenses | $ 12.8 |
| Interest rate swap contracts | Interest expense, net | (0.4) |
| Total | | $ 12.4 |

## 6. Fair Value of Financial Instruments:

The carrying amount and estimated fair value of the Company's financial instruments are summarized as follows:

| (in millions) | February 28, 2011 Carrying Amount | February 28, 2011 Fair Value | February 28, 2010 Carrying Amount | February 28, 2010 Fair Value |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash and cash investments | $ 9.2 | $ 9.2 | $ 43.5 | $ 43.5 |
| Accounts receivable | $ 417.4 | $ 417.4 | $ 514.7 | $ 514.7 |
| Available-for-sale debt securities | $ 40.8 | $ 40.8 | $ – | $ – |
| Foreign currency contracts | $ 17.0 | $ 17.0 | $ 44.2 | $ 44.2 |
| Interest rate swap contracts | $ 1.7 | $ 1.7 | $ 2.7 | $ 2.7 |
| Notes receivable | $ 4.8 | $ 4.8 | $ 65.7 | $ 65.7 |
| **Liabilities:** | | | | |
| Notes payable to banks | $ 83.7 | $ 83.8 | $ 371.2 | $ 370.1 |
| Accounts payable | $ 129.2 | $ 129.2 | $ 268.8 | $ 268.8 |
| Long-term debt, including current portion | $3,152.6 | $3,298.2 | $3,464.3 | $3,483.4 |
| Foreign currency contracts | $ 5.3 | $ 5.3 | $ 29.6 | $ 29.6 |
| Interest rate swap contracts | $ 6.1 | $ 6.1 | $ 14.7 | $ 14.7 |

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

***Cash and cash investments, accounts receivable and accounts payable:*** The carrying amounts approximate fair value due to the short maturity of these instruments.

***Available-for-sale debt securities:*** The fair value is estimated by discounting cash flows using market-based inputs (see "Fair Value Measurements" below).

***Foreign currency contracts:*** The fair value is estimated using market-based inputs, obtained from independent pricing services, into valuation models (see "Fair Value Measurements" below).

***Interest rate swap contracts:*** The fair value is estimated based on quoted market prices from respective counterparties (see "Fair Value Measurements" below).

***Notes receivable:*** These instruments are fixed interest rate bearing notes. The fair value is estimated by discounting cash flows using market-based inputs, including counterparty credit risk.

***Notes payable to banks:*** The revolving credit facility under the 2006 Credit Agreement (as defined in Note 11) is a variable interest rate bearing note which includes a fixed margin which is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement). The fair value of the revolving credit facility is estimated by discounting cash flows using LIBOR plus a margin reflecting current market conditions obtained from participating member financial institutions. The remaining instruments are variable interest rate bearing notes for which the carrying value approximates the fair value.

***Long-term debt:*** The tranche A term loan facility under the 2006 Credit Agreement is a variable interest rate bearing note which includes a fixed margin which is adjustable based upon the Company's debt ratio. The tranche B term loan facility under the 2006 Credit Agreement is a variable interest rate bearing note which includes a fixed margin. The fair value of the tranche A term loan facility and the tranche B term loan facility is estimated by discounting cash flows using LIBOR plus a margin reflecting current market conditions obtained from participating member financial institutions. The fair value of the remaining long-term debt, which is all fixed rate, is estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities.

**FAIR VALUE MEASUREMENTS** – The FASB guidance on fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. In February 2008, the FASB issued additional guidance which deferred the effective date for fair value measurements and disclosures of nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. On March 1, 2008, the Company adopted the provisions for fair value measurements and disclosures that were not deferred by additional guidance. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements. On March 1, 2009, in accordance with the additional guidance, the Company adopted the remaining provisions for fair value measurements and disclosures. The adoption of the remaining provisions did not have a material impact on the Company's consolidated financial statements.

The fair value measurement guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis:

| *(in millions)* | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **February 28, 2011** | | | | |
| Assets: | | | | |
| Available-for-sale debt securities | $ – | $ – | $ 40.8 | $ 40.8 |
| Foreign currency contracts | $ – | $ 17.0 | $ – | $ 17.0 |
| Interest rate swap contracts | $ – | $ 1.7 | $ – | $ 1.7 |
| Liabilities: | | | | |
| Foreign currency contracts | $ – | $ 5.3 | $ – | $ 5.3 |
| Interest rate swap contracts | $ – | $ 6.1 | $ – | $ 6.1 |
| **February 28, 2010** | | | | |
| Assets: | | | | |
| Foreign currency contracts | $ – | $ 44.2 | $ – | $ 44.2 |
| Interest rate swap contracts | $ – | $ 2.7 | $ – | $ 2.7 |
| Liabilities: | | | | |
| Foreign currency contracts | $ – | $ 29.6 | $ – | $ 29.6 |
| Interest rate swap contracts | $ – | $ 14.7 | $ – | $ 14.7 |

The Company's foreign currency contracts consist of foreign currency forward and option contracts which are valued using market-based inputs, obtained from independent pricing services, into valuation models. These valuation models require various inputs, including contractual terms, market foreign exchange prices, interest-rate yield curves and currency volatilities. Interest rate swap fair values are based on quotes from respective counterparties. Quotes are corroborated by the Company using discounted cash flow calculations based upon forward interest-rate yield curves, which are obtained from independent pricing services. Available-for-sale debt securities are valued using market-based inputs into discounted cash flow models.

The following table represents a reconciliation of the changes in fair value of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| *(in millions)* | Available-For-Sale Debt Securities |
|---|---|
| Balance at February 28, 2010 | $ – |
| Retained interest in Accolade (see Note 7) | 39.6 |
| Total gains: | |
| Included in earnings | 0.4 |
| Included in other comprehensive income (foreign currency translation adjustments) | 0.8 |
| Total gains | 1.2 |
| Transfers in and/or out of Level 3 | – |
| **Balance at February 28, 2011** | **$ 40.8** |

The following table presents the Company's assets and liabilities measured at fair value on a nonrecurring basis for which an impairment assessment was performed for the periods presented:

| (in millions) | Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Losses |
|---|---|---|---|---|
| **For the Year Ended February 28, 2011** | | | | |
| Long-lived assets held for sale | $ – | $ – | $ 4.1 | $ 5.8 |
| Trademarks | – | – | 136.9 | 23.6 |
| Total | $ – | $ – | $ 141.0 | $ 29.4 |
| **For the Year Ended February 28, 2010** | | | | |
| Long-lived assets held for sale | $ – | $ – | $ 21.9 | $ 13.4 |
| Trademarks | – | – | 162.7 | 103.2 |
| Investment in equity method investee | – | – | 4.2 | 25.4 |
| Total | $ – | $ – | $ 188.8 | $ 142.0 |

***Long-lived assets held for sale:*** For the year ended February 28, 2011, in connection with the Company's Australian Initiative, long-lived assets held for sale with a carrying value of $10.1 million were written down to their estimated fair value of $4.1 million, less cost to sell (which was estimated to be minimal), resulting in a loss of $5.8 million. For the year ended February 28, 2010, in connection with the Company's Australian Initiative, long-lived assets held for sale with a carrying value of $35.9 million were written down to their estimated fair value of $22.5 million, less cost to sell of $0.6 million (or $21.9 million), resulting in a loss of $13.4 million. These losses are included in restructuring charges on the Company's Consolidated Statements of Operations. For each period, these assets consisted primarily of certain winery and vineyard assets which had satisfied the conditions necessary to be classified as held for sale. As such, these assets were written down to a value based on the Company's estimate of fair value less cost to sell. The fair value was determined based on a market value approach adjusted for the different characteristics between assets measured and the assets upon which the observable inputs were based.

***Trademarks:*** For the year ended February 28, 2011, in connection with the Company's annual review of indefinite lived intangible assets for impairment, certain trademarks, with a carrying value of $153.9 million, were written down to their fair value of $136.9 million, resulting in an impairment of $16.7 million. In addition, in connection with the Company's third quarter of fiscal 2011 decision to discontinue certain wine brands within its CWNA segment's wine portfolio, certain indefinite-lived trademarks, with a carrying value of $6.9 million, were written down to their estimated fair value resulting in an impairment of $6.9 million. For the year ended February 28, 2010, in connection with the Company's annual review of indefinite lived intangible assets for impairment, certain trademarks, with a carrying value of $266.3 million, were written down to their fair value of $162.7 million, resulting in an impairment of $103.2 million for the year ended February 28, 2010. These impairments are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. For each period, the Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values. The fair value was determined based on an income approach using the relief from royalty method, which assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of trademark assets. The cash flow models the Company uses to estimate the fair values of its trademarks involve several assumptions, including (i) projected revenue growth rates; (ii) estimated royalty rates; (iii) calculated after-tax royalty savings expected from ownership of the subject trademarks; and (iv) discount rates used to derive the present value factors used in determining the fair value of the trademarks.

***Investment in equity method investee:*** For the year ended February 28, 2010, in connection with the Company's review of its equity method investments for other-than-temporary impairment in the third quarter of fiscal 2010, the Company's CWNA segment's international equity method investment, Ruffino, with a carrying value of $29.8 million was written down to its fair value of $4.2 million, resulting in a loss of $25.4 million. This loss is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. The Company measured the amount of impairment by calculating the amount by which the carrying value of its investment exceeded its estimated fair value, which was based on projected discounted cash flows of this equity method investee.

## 7. Goodwill:

The changes in the carrying amount of goodwill are as follows:

| *(in millions)* | CWNA | CWAE | Crown Imports | Consolidations and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Balance, February 28, 2009** | | | | | |
| Goodwill | $2,615.0 | $ 852.6 | $ 13.0 | $ (13.0) | $3,467.6 |
| Accumulated impairment losses | – | (852.6) | – | – | (852.6) |
| | 2,615.0 | – | 13.0 | (13.0) | 2,615.0 |
| Foreign currency translation adjustments | 114.1 | – | – | – | 114.1 |
| Divestiture of business | (158.5) | – | – | – | (158.5) |
| **Balance, February 28, 2010** | | | | | |
| Goodwill | 2,570.6 | 852.6 | 13.0 | (13.0) | 3,423.2 |
| Accumulated impairment losses | – | (852.6) | – | – | (852.6) |
| | 2,570.6 | – | 13.0 | (13.0) | 2,570.6 |
| Foreign currency translation adjustments | 49.2 | – | – | – | 49.2 |
| Divestiture of business | | | | | |
| Goodwill | – | (852.6) | – | – | (852.6) |
| Accumulated impairment losses | – | 852.6 | – | – | 852.6 |
| **Balance, February 28, 2011** | | | | | |
| Goodwill | **2,619.8** | – | **13.0** | **(13.0)** | **2,619.8** |
| Accumulated impairment losses | – | – | – | – | – |
| | **$2,619.8** | **$ –** | **$ 13.0** | **$ (13.0)** | **$2,619.8** |

For the year ended February 28, 2010, the CWNA segment's divestiture of business consists of the Company's reduction of goodwill in connection with the March 2009 sale of its value spirits business. For the year ended February 28, 2011, the CWAE segment's divestiture of business consists of the Company's reduction of goodwill and accumulated impairment losses in connection with the January 2011 CWAE Divestiture.

**DIVESTITURE OF THE PACIFIC NORTHWEST BUSINESS –** In June 2008, the Company sold certain businesses consisting of several of the California wineries and wine brands acquired in the acquisition of all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), as well as certain wineries and wine brands from the states of Washington and Idaho (collectively, the "Pacific Northwest Business") for cash proceeds of $204.2 million, net of direct costs to sell. In addition, if certain objectives are achieved by the buyer, the Company could receive up to an additional $25.0 million in cash payments. In connection with this divestiture, the Company's CWNA segment recorded a loss of $23.2 million for the year ended February 28, 2009, which included a loss on business sold of $15.8 million and losses on contractual obligations of $7.4 million. This loss of $23.2 million is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

**DIVESTITURE OF THE VALUE SPIRITS BUSINESS –** In March 2009, the Company sold its value spirits business for $336.4 million, net of direct costs to sell. The Company received $276.4 million, net of direct costs to sell, in cash proceeds and a note receivable for $60.0 million in connection with this divestiture. In March 2010, the Company received full payment of the note receivable. In connection with the classification of the value spirits business as an asset group held for sale as of February 28, 2009, the Company's CWNA segment recorded a loss of $15.6 million in the fourth quarter of fiscal 2009, primarily related to asset impairments, which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. In the first quarter of fiscal 2010, the Company's CWNA segment recognized a net gain of $0.2 million, which included a gain on settlement of a postretirement obligation of $1.0 million, partially offset by an additional loss of $0.8 million. This net gain is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

**DIVESTITURE OF THE AUSTRALIAN AND U.K. BUSINESS –** In January 2011, the Company sold 80.1% of its Australian and U.K. business (the "CWAE Divestiture") at a transaction value of $266.9 million, subject to post-closing adjustments. The Company received cash proceeds, net of cash divested of $15.8 million and direct costs paid of $2.3 million, of $221.3 million, subject to post-closing adjustments. The Company retained a 19.9% interest in its previously owned Australian and U.K. business, hereinafter referred to as Accolade Wines ("Accolade") (see Note 9).

The following table summarizes the net gain recognized and the net cash proceeds received in connection with this divestiture:

| (in millions) | |
|---|---|
| Net assets sold | $ (734.1) |
| Cash received from buyer, net of cash divested | 223.6 |
| Retained interest in Accolade | 48.2 |
| Estimated post-closing adjustments | (19.3) |
| Foreign currency reclassification | 678.8 |
| Indemnification liabilities | (26.1) |
| Direct costs to sell, paid and accrued | (14.0) |
| Other | 8.0 |
| Net gain on sale | 165.1 |
| Loss on settlement of pension (see Note 14) | (109.9) |
| Net gain | $ 55.2 |

In addition, the Company's CWAE segment recorded an additional net gain of $28.5 million, primarily associated with a net gain on derivative instruments of $20.8 million, related to this divestiture. Total net gains associated with this divestiture of $83.7 million are included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

## 8. Intangible Assets:

The major components of intangible assets are as follows:

| | February 28, 2011 | | February 28, 2010 | |
|---|---|---|---|---|
| (in millions) | Gross Carrying Amount | Net Carrying Amount | Gross Carrying Amount | Net Carrying Amount |
| Amortizable intangible assets: | | | | |
| Customer relationships | $ 83.2 | $ 64.1 | $ 85.0 | $ 69.0 |
| Other | 2.6 | – | 2.6 | 0.3 |
| Total | $ 85.8 | 64.1 | $ 87.6 | 69.3 |
| Nonamortizable intangible assets: | | | | |
| Trademarks | | 816.5 | | 846.0 |
| Other | | 5.7 | | 9.7 |
| Total | | 822.2 | | 855.7 |
| Total intangible assets, net | | $ 886.3 | | $ 925.0 |

The Company did not incur costs to renew or extend the term of acquired intangible assets during the years ended February 28, 2011, and February 28, 2010. The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization. Amortization expense for intangible assets was $5.5 million, $5.8 million and $6.8 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

| (in millions) | |
|---|---|
| 2012 | $ 4.7 |
| 2013 | $ 4.7 |
| 2014 | $ 4.6 |
| 2015 | $ 4.7 |
| 2016 | $ 4.7 |
| Thereafter | $ 40.7 |

## 9. Other Assets:

The major components of other assets are as follows:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Investments in equity method investees | $ 262.9 | $ 278.5 |
| Investment in Accolade | 49.6 | – |
| Deferred financing costs | 47.3 | 47.1 |
| Notes receivable | 4.8 | 65.7 |
| Other | 22.4 | 70.2 |
| | 387.0 | 461.5 |
| Less – Accumulated amortization | (28.1) | (19.1) |
| | $ 358.9 | $ 442.4 |

**INVESTMENTS IN EQUITY METHOD INVESTEES –**
***Crown Imports:*** Constellation Beers Ltd. ("Constellation Beers") (previously known as Barton Beers, Ltd.), an indirect wholly-owned subsidiary of the Company, and Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A.B. de C.V. ("Modelo") and 23.25% by Anheuser-Busch Companies, Inc., each have, directly or indirectly, equal interests in a joint venture, Crown Imports LLC ("Crown Imports"). Crown Imports has the exclusive right to import, market and sell Modelo's Mexican beer portfolio (the "Modelo Brands") in the U.S.

and Guam. In addition, Crown Imports also has the exclusive rights to import, market and sell the Tsingtao and St. Pauli Girl brands in the U.S.

The Company accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. As of February 28, 2011, and February 28, 2010, the Company's investment in Crown Imports was $183.3 million and $167.2 million, respectively. The carrying amount of the investment is greater than the Company's equity in the underlying assets of Crown Imports by $13.6 million due to the difference in the carrying amounts of the indefinite lived intangible assets contributed to Crown Imports by each party. The Company received $210.0 million, $191.7 million and $265.9 million of cash distributions from Crown Imports for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively, all of which represent distributions of earnings.

Constellation Beers provides certain administrative services to Crown Imports. Amounts related to the performance of these services for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, were not material. In addition, as of February 28, 2011, and February 28, 2010, amounts receivable from Crown Imports were not material.

***Ruffino:*** The Company has a 49.9% interest in Ruffino, the well-known Italian fine wine company. The Company does not have a controlling interest in Ruffino or exert any managerial control. The Company accounts for the investment in Ruffino under the equity method; accordingly, the results of operations of Ruffino are included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations.

In connection with the Company's December 2004 investment in Ruffino, the Company granted separate irrevocable and unconditional options to the two other shareholders of Ruffino to put to the Company all of the ownership interests held by these shareholders for a price as calculated in the joint venture agreement. Each option was exercisable during the period starting from January 1, 2010, and ending on December 31, 2010. For the year ended February 28, 2010, in connection with the notification by the 9.9% shareholder of Ruffino to exercise its option to put its entire equity interest in Ruffino to the Company for the specified minimum value of €23.5 million, the Company recognized a loss of $34.3 million for the third quarter of fiscal 2010 on the contractual obligation created by this notification. This loss was included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. In May 2010, the Company settled this put option through a cash payment of €23.5 million ($29.6 million) to the 9.9% shareholder of Ruffino, thereby increasing the Company's equity interest in Ruffino from 40.0% to 49.9%. In December 2010, the Company received notification from the 50.1% shareholder of Ruffino that it was exercising its option to put its entire equity interest in Ruffino to the Company for €55.9 million. Prior to this notification, the Company had initiated arbitration proceedings against the 50.1% shareholder alleging various matters which should affect the validity of the put option. However, subsequent to the initiation of the arbitration proceedings, the Company began discussions with the 50.1% shareholder on a framework for settlement of all legal actions. The framework of the settlement would include the Company's purchase of the 50.1% shareholder's entire equity interest in Ruffino on revised terms to be agreed upon by both parties. As a result, the Company recognized a loss for the fourth quarter of fiscal 2011 of €43.4 million ($60.0 million) on the contingent obligation. This loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. As of February 28, 2011, and February 28, 2010, the Company's investment in Ruffino was $7.4 million and $4.1 million, respectively.

The Company's CWNA segment distributes Ruffino's products, primarily in the U.S. Amounts purchased from Ruffino under this arrangement for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, were not material. As of February 28, 2011, and February 28, 2010, amounts payable to Ruffino were not material.

***Other:*** In connection with prior acquisitions, the Company acquired several investments which are being accounted for under the equity method. The primary investment consists of Opus One Winery LLC ("Opus One"), a 50% owned joint venture arrangement. As of February 28, 2011, and February 28, 2010, the Company's investment in Opus One was $57.2 million and $57.4 million, respectively. The percentage of ownership of the remaining investments ranges from 20% to 50%.

The following table presents summarized financial information for the Company's Crown Imports equity method investment and the other material equity method investments discussed above. The amounts shown represent 100% of these equity method investments' financial position and results of operations.

| | February 28, 2011 | | | February 28, 2010 | | |
|---|---|---|---|---|---|---|
| *(in millions)* | Crown Imports | Other | Total | Crown Imports | Other | Total |
| Current assets | **$ 386.9** | **$ 110.1** | **$ 497.0** | $ 336.6 | $ 255.7 | $ 592.3 |
| Noncurrent assets | **$ 32.1** | **$ 120.9** | **$ 153.0** | $ 32.3 | $ 177.6 | $ 209.9 |
| Current liabilities | **$ (147.5)** | **$ (100.7)** | **$ (248.2)** | $ (161.7) | $ (198.1) | $ (359.8) |
| Noncurrent liabilities | **$ (0.1)** | **$ (76.3)** | **$ (76.4)** | $ (0.1) | $ (122.4) | $ (122.5) |

| (in millions) | Crown Imports | Other | Total |
|---|---|---|---|
| **For the Year Ended February 28, 2011** | | | |
| Net sales | **$2,392.9** | **$ 987.5** | **$3,380.4** |
| Gross profit | **$ 690.5** | **$ 170.4** | **$ 860.9** |
| Income from continuing operations | **$ 452.3** | **$ 40.4** | **$ 492.7** |
| Net income | **$ 452.3** | **$ 40.4** | **$ 492.7** |
| **For the Year Ended February 28, 2010** | | | |
| Net sales | $2,256.2 | $1,126.2 | $3,382.4 |
| Gross profit | $ 658.4 | $ 186.3 | $ 844.7 |
| Income from continuing operations | $ 443.9 | $ 36.7 | $ 480.6 |
| Net income | $ 443.9 | $ 36.7 | $ 480.6 |
| **For the Year Ended February 28, 2009** | | | |
| Net sales | $2,395.4 | $ 988.0 | $3,383.4 |
| Gross profit | $ 717.4 | $ 184.5 | $ 901.9 |
| Income from continuing operations | $ 504.6 | $ 32.4 | $ 537.0 |
| Net income | $ 504.6 | $ 32.4 | $ 537.0 |

**INVESTMENT IN ACCOLADE** – In connection with the Company's CWAE Divestiture, the Company retained a 19.9% interest in Accolade, its previously owned Australian and U.K. business, which consists of equity securities and available-for-sale debt securities. The investment in the equity securities will be accounted for under the cost method. Accordingly, the Company will recognize earnings only upon the receipt of a dividend from Accolade. Dividends received in excess of net accumulated earnings since the date of investment will be considered a return of investment and will be recorded as a reduction of the cost of the investment. No dividends were received for the year ended February 28, 2011. The available-for-sale debt securities will be measured at fair value on a recurring basis with unrealized holding gains and losses, including foreign currency gains and losses, reported in other comprehensive income until realized. Interest income will be recognized based on the interest rate implicit in the available-for-sale debt securities' fair value and will be reported in interest expense, net, on the Company's Consolidated Statements of Operations. Interest income recognized in connection with the available-for-sale debt securities was not material for the year ended February 28, 2011. The available-for-sale debt securities have a contractual maturity of twelve years from the date of issuance and can be settled, at the option of the issuer, in cash, equity shares of the issuer, or a combination thereof.

**OTHER ITEMS** – Amortization of deferred financing costs of $9.1 million, $6.3 million and $6.6 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively, is included in interest expense, net on the Company's Consolidated Statements of Operations.

## 10. Other Accrued Expenses and Liabilities:

The major components of other accrued expenses and liabilities are as follows:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Salaries and commissions | **$ 76.1** | $ 80.0 |
| Contractual obligation from put option of Ruffino shareholder | **60.0** | 32.1 |
| Advertising and promotions | **53.7** | 113.8 |
| Deferred revenue | **31.7** | 33.4 |
| Accrued interest | **23.9** | 26.8 |
| Accrued insurance | **17.7** | 18.7 |
| Accrued profit sharing | **15.8** | 12.7 |
| Income taxes payable | **14.1** | 43.1 |
| Other | **126.9** | 141.0 |
| | **$ 419.9** | $ 501.6 |

## 11. Borrowings:

Borrowings consist of the following:

| (in millions) | February 28, 2011 Current | February 28, 2011 Long-term | February 28, 2011 Total | February 28, 2010 Total |
|---|---|---|---|---|
| **Notes Payable to Banks:** | | | | |
| Senior Credit Facility – Revolving Credit Loans | **$ 74.9** | **$ –** | **$ 74.9** | $ 289.3 |
| Other | **8.8** | **–** | **8.8** | 81.9 |
| | **$ 83.7** | **$ –** | **$ 83.7** | $ 371.2 |
| **Long-term Debt:** | | | | |
| Senior Credit Facility – Term Loans | **$ 5.6** | **$ 1,222.4** | **$ 1,228.0** | $ 1,549.1 |
| Senior Notes | **–** | **1,893.6** | **1,893.6** | 1,892.6 |
| Other Long-term Debt | **10.3** | **20.7** | **31.0** | 22.6 |
| | **$ 15.9** | **$ 3,136.7** | **$ 3,152.6** | $ 3,464.3 |

**SENIOR CREDIT FACILITY** – The Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions are parties to a credit agreement, as amended (the "2006 Credit Agreement"). The 2006 Credit Agreement provides for aggregate credit facilities of $3,842.0 million, consisting of (i) a $1,200.0 million tranche A term loan facility with an original final maturity in June 2011, fully repaid as of February 28, 2011 (the "Tranche A Term Loans"), (ii) a $1,800.0 million tranche B term loan facility, of which $1,500.0 million has a final maturity in June 2013 (the "2013 Tranche B Term Loans") and $300.0 million has a final maturity in June 2015 (the "2015 Tranche B Term Loans"), and (iii) an $842.0 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million), of which $192.0 million terminates in June 2011 (the "2011 Revolving Facility") and $650.0 million terminates in June 2013 (the "2013 Revolving Facility"). The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes.

As of February 28, 2011, the required principal repayments of the tranche B term loan facility for each of the five succeeding fiscal years and thereafter are as follows:

| *(in millions)* | Tranche B Term Loan Facility |
|---|---|
| 2012 | $ 5.6 |
| 2013 | 466.4 |
| 2014 | 465.1 |
| 2015 | 146.2 |
| 2016 | 144.7 |
| Thereafter | – |
| | $1,228.0 |

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the 2011 Revolving Facility and the 2013 Revolving Facility, and is fixed with respect to the 2013 Tranche B Term Loans and the 2015 Tranche B Term Loans. As of February 28, 2011, the LIBOR margin for the 2011 Revolving Facility is 1.25%; the LIBOR margin for the 2013 Revolving Facility is 2.50%; the LIBOR margin for the 2013 Tranche B Term Loans is 1.50%; and the LIBOR margin on the 2015 Tranche B Term Loans is 2.75%.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, the disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maintaining a maximum total debt coverage ratio and minimum interest coverage ratio.

As of February 28, 2011, under the 2006 Credit Agreement, the Company had outstanding 2013 Tranche B Term Loans of $928.0 million bearing an interest rate of 1.8%, 2015 Tranche B Term Loans of $300.0 million bearing an interest rate of 3.1%, 2011 Revolving Facility of $7.5 million bearing an interest rate of 3.5%, 2013 Revolving Facility of $67.4 million bearing an interest rate of 3.1%, outstanding letters of credit of $13.9 million, and $753.2 million in revolving loans available to be drawn.

In April 2009, the Company transitioned its interest rate swap agreements to a one-month LIBOR base rate versus the then existing three-month LIBOR base rate. Accordingly, the Company entered into new interest rate swap agreements which were designated as cash flow hedges of $1,200.0 million of the Company's floating LIBOR rate debt. In addition, the then existing interest rate swap agreements were dedesignated by the Company and the Company entered into additional undesignated interest rate swap agreements for $1,200.0 million to offset the prospective impact of the newly undesignated interest rate swap agreements. As a result, the Company fixed its interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.0% through February 28, 2010. On March 1, 2010, the Company paid $11.9 million in connection with the maturity of these outstanding interest rate swap agreements, which is reported in other, net in cash flows from operating activities in the Company's Consolidated Statements of Cash Flows. In June 2010, the Company entered into a new five year delayed start interest rate swap agreement effective September 1, 2011, which was designated as a cash flow hedge for $500.0 million of the Company's floating LIBOR rate debt. Accordingly, the Company fixed its interest rates on $500.0 million of the Company's floating LIBOR rate debt at an average rate of 2.9% (exclusive of borrowing margins) through September 1, 2016. For the year ended February 28, 2011, the Company did not reclassify any amount from AOCI to interest expense, net on its Consolidated Statements of Operations. For the years ended February 28, 2010, and February 28, 2009, the Company reclassified net losses of $27.7 million and $12.6 million, net of income tax effect, respectively, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations.

**SENIOR NOTES** – In November 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009 (the "Sterling Senior Notes"). In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0

million of the Sterling Series B Senior Notes. On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 (the "Sterling Series C Senior Notes"). In November 2009, the Company repaid the Sterling Series B Senior Notes and the Sterling Series C Senior Notes with proceeds from its revolving credit facility under its then existing senior credit facility and cash flows from operating activities.

In February 2009, the Company entered into a foreign currency forward contract to fix the U.S. dollar payment of the Sterling Series B Senior Notes and Sterling Series C Senior Notes. In accordance with the FASB guidance for derivatives and hedging, this foreign currency forward contract qualified for cash flow hedge accounting treatment. In November 2009, the Company received $33.2 million of proceeds from the maturity of this derivative instrument. This amount is reported in cash flows from financing activities on the Company's Consolidated Statements of Cash Flows.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's then existing senior credit facility. Interest on the August 2006 Senior Notes is payable semiannually on March 1 and September 1 of each year, beginning March 1, 2007. As of February 28, 2011, and February 28, 2010, the Company had outstanding $695.6 million (net of $4.4 million unamortized discount) and $695.0 million (net of $5.0 million unamortized discount), respectively, aggregate principal amount of August 2006 Senior Notes.

On May 14, 2007, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's then existing senior credit facility. Interest on the Original May 2007 Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning November 15, 2007. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 28, 2011, and February 28, 2010, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

On December 5, 2007, the Company issued $500.0 million aggregate principal amount of 8 3/8% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. Interest on the December 2007 Senior Notes is payable semiannually on June 15 and December 15 of each year, beginning June 15, 2008. As of February 28, 2011, and February 28, 2010, the Company had outstanding $498.0 million (net of $2.0 million unamortized discount) and $497.6 million (net of $2.4 million unamortized discount) aggregate principal amount of December 2007 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount plus a make whole payment based on the present value of the future payments at the adjusted Treasury Rate plus 50 basis points. The senior notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant U.S. operating subsidiaries guarantee the senior notes, on a senior unsecured basis.

**SENIOR SUBORDINATED NOTES** – On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 (the "January 2002 Senior Subordinated Notes"). On February 25, 2010, the Company repaid the January 2002 Senior Subordinated Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement and cash flows from operating activities.

**INDENTURES** – The Company's Indentures relating to its outstanding senior notes contain certain covenants, including, but not limited to: (i) a limitation on liens on certain assets; (ii) a limitation on certain sale and leaseback transactions; and (iii) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person.

**SUBSIDIARY CREDIT FACILITIES** – The Company has additional credit arrangements totaling $154.2 million and $266.3 million as of February 28, 2011, and February 28, 2010, respectively. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2011, and February 28, 2010, amounts outstanding under these arrangements were $39.8 million and $104.5 million, respectively.

**DEBT PAYMENTS** – Principal payments required under long-term debt obligations (excluding unamortized discount of $6.4 million) for each of the five succeeding fiscal years and thereafter are as follows:

| (in millions) | |
|---|---|
| 2012 | $ 15.9 |
| 2013 | 471.1 |
| 2014 | 468.7 |
| 2015 | 650.3 |
| 2016 | 146.2 |
| Thereafter | 1,406.8 |
| | $3,159.0 |

## 12. Income Taxes:

Income (loss) before income taxes was generated as follows:

| | For the Years Ended | | |
|---|---|---|---|
| (in millions) | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Domestic | **$ 946.0** | $ 365.6 | $ 401.9 |
| Foreign | **(395.0)** | (106.3) | (508.7) |
| | **$ 551.0** | $ 259.3 | $ (106.8) |

The income tax (benefit) provision consisted of the following:

| | For the Years Ended | | |
|---|---|---|---|
| (in millions) | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Current: | | | |
| Federal | **$ (112.9)** | $ 139.4 | $ 133.8 |
| State | **21.7** | 34.2 | 36.4 |
| Foreign | **11.8** | 17.0 | 22.1 |
| Total current | **(79.4)** | 190.6 | 192.3 |
| Deferred: | | | |
| Federal | **31.8** | 5.4 | 22.7 |
| State | **4.6** | 0.9 | (3.5) |
| Foreign | **34.5** | (36.9) | (16.9) |
| Total deferred | **70.9** | (30.6) | 2.3 |
| Income tax provision | **$ (8.5)** | $ 160.0 | $ 194.6 |

The foreign (benefit) provision for income taxes is based on foreign pretax earnings. Earnings of foreign subsidiaries would be subject to U.S. income taxation on repatriation to the U.S. The Company's consolidated financial statements provide for anticipated tax liabilities on amounts that may be repatriated.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax assets (liabilities) consist of the following:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Stock-based compensation | **$ 49.2** | $ 43.0 |
| Inventory | **16.1** | 13.9 |
| Net operating losses | **9.9** | 158.2 |
| Insurance accruals | **6.4** | 6.7 |
| Employee benefits | **4.1** | 30.6 |
| Other accruals | **40.8** | 30.6 |
| Gross deferred tax assets | **126.5** | 283.0 |
| Valuation allowances | **(11.4)** | (234.7) |
| Deferred tax assets, net | **115.1** | 48.3 |
| Deferred tax liabilities: | | |
| Intangible assets | **(383.4)** | (286.5) |
| Property, plant and equipment | **(192.8)** | (167.9) |
| Investment in equity method investees | **(41.4)** | (33.7) |
| Provision for unremitted earnings | **(22.6)** | (1.5) |
| Unrealized foreign exchange | **(10.6)** | – |
| Derivative instruments | **(4.6)** | (14.5) |
| Total deferred tax liabilities | **(655.4)** | (504.1) |
| Deferred tax liabilities, net | **$ (540.3)** | $ (455.8) |

Amounts recognized in the Consolidated Balance Sheets consist of:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Current deferred tax assets | **$ 42.1** | $ 50.0 |
| Long-term deferred tax assets | **1.8** | 30.8 |
| Current deferred tax liabilities | **(1.1)** | (0.4) |
| Long-term deferred tax liabilities | **(583.1)** | (536.2) |
| | **$ (540.3)** | $ (455.8) |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers the projected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of any valuation allowances. During the years ended February 28, 2011, and February 28, 2010, the Company recorded additional valuation allowances, primarily associated with its Australian and U.K. business. The decrease in the valuation allowance as of February 28, 2011, is primarily related to the January 2011 CWAE Divestiture.

Operating loss carryforwards totaling $42.0 million at February 28, 2011, are being carried forward in a number of foreign jurisdictions where the Company is permitted to use tax operating losses from prior periods to reduce future taxable income. Of these operating loss carryforwards, $27.0 million will expire in 2013 through 2027 and $15.0 million of operating losses in foreign jurisdictions may be carried forward indefinitely. A U.S. tax loss of $235.2 million was generated during the year ended

February 28, 2011. The Company expects to carryback this loss and credits generated during the year ended February 28, 2011, to the years ended February 28, 2010, and February 28, 2009.

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based on probable outcomes of such matters. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would be recognized as a reduction to the effective tax rate in the year of resolution. During the year ended February 28, 2011, various federal, state, and international examinations were finalized. A tax benefit of $36.0 million was recorded primarily related to the resolution of certain tax positions in connection with those examinations and the expiration of statutes of limitation.

A reconciliation of the total tax provision to the amount computed by applying the statutory U.S. Federal income tax rate to income (loss) before provision for income taxes is as follows:

| | For the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 28, 2011 | | February 28, 2010 | | February 28, 2009 | |
| *(in millions, except % of pretax income data)* | Amount | % of Pretax Income | Amount | % of Pretax Income | Amount | % of Pretax Income |
| Income tax provision (benefit) at statutory rate | **$ 192.9** | **35.0** | $ 90.8 | 35.0 | $ (37.4) | 35.0 |
| State and local income taxes, net of federal income tax benefit | **17.1** | **3.1** | 22.8 | 8.8 | 21.3 | (20.0) |
| Deduction for investments and loans related to the CWAE Divestiture | **(207.0)** | **(37.5)** | – | – | – | – |
| CWAE Divestiture | **(19.7)** | **(3.6)** | – | – | – | – |
| Impairments and dispositions of nondeductible goodwill, equity method investments and other intangible assets | **21.0** | **3.8** | 61.5 | 23.7 | 131.5 | (123.1) |
| Net operating loss valuation allowance | **46.8** | **8.5** | 18.6 | 7.2 | 67.4 | (63.2) |
| Nontaxable foreign exchange gains and losses | **(3.8)** | **(0.7)** | (8.8) | (3.4) | 11.4 | (10.6) |
| Earnings of subsidiaries taxed at other than U.S. statutory rate | **(46.8)** | **(8.5)** | (27.7) | (10.7) | (3.5) | 3.3 |
| Miscellaneous items, net | **(9.0)** | **(1.6)** | 2.8 | 1.1 | 3.9 | (3.6) |
| | **$ (8.5)** | **(1.5)** | $ 160.0 | 61.7 | $ 194.6 | (182.2) |

The effect of earnings of foreign subsidiaries includes the difference between the U.S. statutory rate and local jurisdiction tax rates, as well as the (benefit) provision for incremental U.S. taxes on unremitted earnings of foreign subsidiaries offset by foreign tax credits and other foreign adjustments.

As of February 28, 2011, and February 28, 2010, the liability for income taxes associated with uncertain tax positions, excluding interest and penalties, was $154.4 million and $124.0 million, respectively. A reconciliation of the beginning and ending unrecognized tax benefit liabilities is as follows:

| | For the Years Ended | |
|---|---|---|
| *(in millions)* | February 28, 2011 | February 28, 2010 |
| Balance, March 1 | **$ (124.0)** | $ (146.6) |
| Increases as a result of tax positions taken during a prior period | **(9.5)** | (4.8) |
| Decreases as a result of tax positions taken during a prior period | **1.8** | 10.8 |
| Increases as a result of tax positions taken during the current period | **(59.5)** | (25.3) |
| Decreases related to settlements with tax authorities | **36.0** | 39.6 |
| Decreases related to lapse of applicable statute of limitations | **0.8** | 2.3 |
| Balance, February 28 | **$ (154.4)** | $ (124.0) |

As of February 28, 2011, and February 28, 2010, the Company has $163.3 million and $130.8 million, respectively, of non-current unrecognized tax benefit liabilities, including interest and penalties, recorded on the Company's Consolidated Balance Sheet. These liabilities are recorded as non-current as payment of cash is not anticipated within one year of the balance sheet date.

As of February 28, 2011, and February 28, 2010, the Company has $154.4 million and $124.0 million, respectively, of unrecognized tax benefit liabilities that, if recognized, would decrease the effective tax rate.

In accordance with the Company's accounting policy, the Company recognizes interest and penalties related to unrecognized tax benefit liabilities as a component of the provision for income taxes on the Company's Consolidated Statements of Operations. For the years ended February 28, 2011, and February 28, 2010, the Company recorded ($4.1) million and ($1.1) million of net interest expense (income), net of income tax effect, and penalties, respectively. As of February 28, 2011, and February 28, 2010, $11.6 million, net of income tax effect, and $15.7 million, net of income tax effect, respectively, was included in the liability for uncertain tax positions for the possible payment of interest and penalties.

Various U.S. Federal, state and foreign income tax examinations are currently in progress. It is reasonably possible that the liability associated with the Company's unrecognized tax benefit liabilities will increase or decrease within the next twelve months as a result of these examinations or the expiration of statutes of limitation. As of February 28, 2011, the Company estimates that unrecognized tax benefit liabilities could change by a range of $25 million to $70 million. The Company files U.S. Federal income tax returns and various state, local and foreign income tax returns. Major tax jurisdictions where the Company is subject to examination by tax authorities include Australia, Canada, New Zealand, the U.K. and the U.S. With few exceptions, the Company is no longer subject to U.S. Federal, state, local or foreign income tax examinations for fiscal years prior to February 28, 2006.

## 13. Other Liabilities:

The major components of other liabilities are as follows:

| *(in millions)* | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Unrecognized tax benefit liabilities | **$ 151.7** | $ 130.8 |
| Indemnification liabilities | **27.8** | 1.8 |
| Accrued pension liability (see Note 14) | **10.3** | 115.6 |
| Adverse grape contracts (see Note 15) | **9.3** | 15.9 |
| Other | **33.9** | 68.0 |
| | **$ 233.0** | $ 332.1 |

## 14. Defined Contribution and Defined Benefit Plans:

**DEFINED CONTRIBUTION PLANS** – The Company's retirement and profit sharing plan, the Constellation Brands, Inc. 401(k) and Profit Sharing Plan (the "Plan"), covers substantially all U.S. employees, excluding those employees covered by collective bargaining agreements. The 401(k) portion of the Plan permits eligible employees to defer a portion of their compensation (as defined in the Plan) on a pretax basis. Participants may defer up to 50% of their compensation for the year, subject to limitations of the Plan. The Company makes a matching contribution of 50% of the first 6% of compensation a participant defers. The amount of the Company's contribution under the profit sharing portion of the Plan is a discretionary amount as determined by the Board of Directors on an annual basis, subject to limitations of the Plan. Company contributions under the Plan were $13.6 million, $15.6 million and $14.0 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively.

In addition to the Plan discussed above, the Company has a defined contribution plan that covers substantially all of its New Zealand employees and a defined contribution plan that covers certain of its Canadian employees. The Company also has the Retirement Plan for Salaried Employees of Vincor International Inc. (the "Vincor Retirement Plan") which covers substantially all of its salaried Canadian employees. The Vincor Retirement Plan has a defined benefit component and a defined contribution component. Prior to the CWAE Divestiture, the Company also had the Constellation Wines Australia Superannuation Plan (the "Constellation Wines Australia Plan") which covered substantially all of its salaried Australian employees. The Constellation Wines Australia Plan had a defined benefit component and a defined contribution component. The Company also had a statutory obligation to provide a minimum defined contribution on behalf of any Australian employees who were not covered by the Constellation Wines Australia Plan. Lastly, the Company had a defined contribution plan that covered substantially all of its U.K. employees. Company contributions under the defined contribution component of the Constellation Wines Australia Plan, the Australian statutory obligation, the U.K. defined contribution plan, the New Zealand defined contribution plan, the Canadian defined contribution plan and the defined contribution component of the Vincor Retirement Plan aggregated $7.0 million, $8.2 million and $8.6 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively.

**DEFINED BENEFIT PENSION PLANS** – The Company also has defined benefit pension plans that cover certain of its non-U.S. employees. These consist of a Canadian plan, the defined benefit component of the Vincor Retirement Plan and one defined benefit pension plan which covers substantially all of its hourly Canadian employees. Prior to the CWAE Divestiture, the Company also had defined benefit pension plans that consisted of an U.K. plan and the defined benefit component of the Constellation Wines Australia Plan.

Effective February 28, 2009, the Company adopted amended FASB guidance for compensation – retirement benefits. This guidance requires companies to measure the funded status of a defined benefit postretirement plan as of the date of the company's fiscal year-end (with limited exceptions). The Company had previously used a December 31 measurement date for its defined benefit pension and other postretirement plans. On March 1, 2008, the Company elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by the amended FASB guidance. Accordingly, on March 1, 2008, the Company recognized adjustments to its opening retained earnings, accumulated other comprehensive income, net of income tax effect, and pension and other postretirement plan assets or liabilities. These adjustments did not have a material impact on the Company's consolidated financial statements. The Company completed its adoption of this amended FASB guidance on February 28, 2009, when the Company changed its measurement date for its defined benefit pension and other postretirement plans to February 28, 2009. Accordingly, the Company used the last day of February as its measurement date for all of its plans for the years ended February 28, 2011, February 28, 2010 and February 28, 2009.

For the year ended February 28, 2011, in connection with the January 2011 CWAE Divestiture, the Company recognized settlement losses of $109.9 million associated with the settlement of the related pension obligations. For the year ended February 28, 2009, in connection with the Company's August 2008 sale of a nonstrategic Canadian distilling facility, the Company recognized a settlement loss and curtailment loss of $8.6 million and $0.4 million, respectively, associated with the settlement of the related pension obligation. Net periodic benefit cost reported in the Consolidated Statements of Operations for all of the Company's defined benefit pension plans includes the following components:

| (in millions) | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| Service cost | **$ 4.4** | $ 2.4 | $ 3.9 |
| Interest cost | **22.2** | 21.8 | 23.4 |
| Expected return on plan assets | **(23.8)** | (25.5) | (27.5) |
| Amortization of prior service cost | **0.1** | 0.1 | 0.2 |
| Recognized net actuarial loss | **9.0** | 4.4 | 6.9 |
| Recognized loss due to curtailment | **–** | – | 0.4 |
| Recognized net loss due to settlement | **109.9** | 1.1 | 8.6 |
| Net periodic benefit cost | **$ 121.8** | $ 4.3 | $ 15.9 |

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts included in the Consolidated Balance Sheets:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| **Change in benefit obligation:** | | |
| Benefit obligation as of March 1 | **$ 397.6** | $ 288.8 |
| Service cost | **4.4** | 2.4 |
| Interest cost | **22.2** | 21.8 |
| Plan participants' contributions | **1.8** | 1.8 |
| Curtailment | **(12.1)** | (1.6) |
| Actuarial loss | **4.3** | 78.7 |
| Plan amendment | **(2.6)** | – |
| Settlement | **(337.3)** | (4.5) |
| Benefits paid | **(15.9)** | (15.5) |
| Foreign currency exchange rate changes | **23.7** | 25.7 |
| Benefit obligation as of the last day of February | **$ 86.1** | $ 397.6 |
| **Change in plan assets:** | | |
| Fair value of plan assets as of March 1 | **$ 283.1** | $ 240.1 |
| Actual return on plan assets | **45.7** | 29.4 |
| Employer contribution | **10.4** | 7.5 |
| Plan participants' contributions | **1.8** | 1.8 |
| Settlement | **(268.1)** | (4.5) |
| Benefits paid | **(15.9)** | (15.5) |
| Foreign currency exchange rate changes | **18.7** | 24.3 |
| Fair value of plan assets as of the last day of February | **$ 75.7** | $ 283.1 |
| Funded status of the plan as of the last day of February | **$ (10.4)** | $ (114.5) |
| **Amounts recognized in the Consolidated Balance Sheets consist of:** | | |
| Long-term pension asset | **$ –** | $ 1.2 |
| Current accrued pension liability | **(0.1)** | (0.1) |
| Long-term accrued pension liability | **(10.3)** | (115.6) |
| | **$ (10.4)** | $ (114.5) |
| **Amounts recognized in accumulated other comprehensive income:** | | |
| Unrecognized prior service (credit) cost | **$ (2.1)** | $ 0.6 |
| Unrecognized actuarial loss | **15.4** | 145.1 |
| Accumulated other comprehensive income, gross | **13.3** | 145.7 |
| Cumulative tax impact | **3.3** | 40.3 |
| Accumulated other comprehensive income, net | **$ 10.0** | $ 105.4 |

*Table continued in next column.*

The estimated amounts that will be amortized from accumulated other comprehensive income, net of income tax effect, into net periodic benefit cost over the next fiscal year are as follows:

| (in millions) | |
|---|---|
| Prior service cost | $ 0.1 |
| Net actuarial loss | $ 0.4 |

As of February 28, 2011, and February 28, 2010, the accumulated benefit obligation for all defined benefit pension plans was $71.6 million and $379.2 million, respectively. The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for only those pension plans with an accumulated benefit obligation in excess of plan assets:

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Projected benefit obligation | **$ 7.2** | $ 323.2 |
| Accumulated benefit obligation | **$ 6.9** | $ 317.2 |
| Fair value of plan assets | **$ 5.8** | $ 217.6 |

The following table sets forth the weighted average assumptions used in developing the net periodic pension expense:

| | For the Years Ended February 28, 2011 | February 28, 2010 |
|---|---|---|
| Rate of return on plan assets | **9.11%** | 9.72% |
| Discount rate | **5.95%** | 6.82% |
| Rate of compensation increase | **4.40%** | 4.03% |

The actuarial present value of the benefit obligation is based on the expected date of separation or retirement. The following table sets forth the weighted average assumptions used in developing the benefit obligation:

| | February 28, 2011 | February 28, 2010 |
|---|---|---|
| Discount rate | **5.23%** | 5.95% |
| Rate of compensation increase | **3.50%** | 4.40% |

The Company's weighted average expected long-term rate of return on plan assets is 9.11%. The Company considers the historical level of long-term returns and the current level of expected long-term returns for each asset class, as well as the current and expected allocation of assets when developing its expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the Company's portfolios.

On February 28, 2010, the Company adopted the amended FASB guidance for compensation – retirement benefits which provided additional guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The following table presents the major categories and the respective fair value hierarchy for the Company's defined benefit pension plan assets as of February 28, 2011, and February 28, 2010:

| *(in millions)* | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **FEBRUARY 28, 2011** | | | | |
| **Asset Class** | | | | |
| Cash and cash equivalent funds | **$ 3.4** | **$ –** | **$ –** | **$ 3.4** |
| Equity securities: | | | | |
| U. S. equities | **11.0** | **–** | **–** | **11.0** |
| Non-U.S. equities | **45.8** | **–** | **–** | **45.8** |
| Fixed income securities: | | | | |
| Corporate bonds | **–** | **5.9** | **–** | **5.9** |
| Government bonds | **–** | **9.2** | **–** | **9.2** |
| Mortgage-backed | **–** | **0.4** | **–** | **0.4** |
| Total fair value of plan assets | **$ 60.2** | **$ 15.5** | **$ –** | **$ 75.7** |
| **FEBRUARY 28, 2010** | | | | |
| **Asset Class** | | | | |
| Cash and cash equivalent funds | $ 12.8 | $ – | $ – | $ 12.8 |
| Equity securities: | | | | |
| U. S. equities | 23.6 | – | – | 23.6 |
| Non-U.S. equities | 69.0 | – | – | 69.0 |
| Fixed income securities: | | | | |
| Corporate bonds | 40.0 | 5.2 | – | 45.2 |
| Government bonds | 18.7 | 6.9 | – | 25.6 |
| Mortgage-backed | – | 0.5 | – | 0.5 |
| Asset-backed | 0.2 | 8.8 | – | 9.0 |
| Real estate | – | 0.5 | – | 0.5 |
| Hedge funds | 27.0 | 26.0 | – | 53.0 |
| Other | 33.9 | 10.0 | – | 43.9 |
| Total fair value of plan assets | $ 225.2 | $ 57.9 | $ – | $ 283.1 |

The following methods and assumptions were used to estimate the fair value of each asset class:

***Cash and cash equivalent funds:*** The value is based on cost, which approximates fair value.

***Equity securities:*** Investments in stocks are valued using quoted market prices multiplied by the number of shares held.

***Fixed income securities:*** The value is determined using quoted prices in an active market; or independent observable market inputs, such as matrix pricing, yield curves and indices.

***Real estate:*** The value is based on the net asset value of units of ownership underlying the assets held at year end. The fair value of real estate holdings is based on market data including earnings capitalization, discounted cash flow analysis, comparable sales transactions or a combination of these methods.

***Hedge funds:*** The value is based on the net asset value of the underlying assets of the investment. The underlying assets consist of cash, equity securities and fixed income securities.

***Other:*** The value is calculated by the counterparty using a combination of quoted market prices, discounted cash flow analysis, and the Black-Scholes option-pricing model.

For its Canadian defined benefit plans, the Company employs an investment return approach whereby a mix of equities and fixed income investments are used to maximize the long-term rate of return on plan assets for a prudent level of risk. From time to time, the Company will target asset allocation to enhance total return while balancing risks. The established weighted average target allocations are approximately 78.5% equity securities, 21.3% fixed income securities and 0.2% all other types of investments. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The individual investment portfolios contain a diversified blend of equity and fixed income investments. Equity investments are diversified across the plan's local jurisdiction stocks as well as international stocks, and across multiple asset classifications, including growth, value, and large and small capitalizations. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews and annual liability measures.

The Company expects to contribute $4.2 million to its pension plans during the year ended February 29, 2012.

Benefit payments, which reflect expected future service, as appropriate, expected to be paid during the next ten fiscal years are as follows:

| *(in millions)* | |
|---|---|
| 2012 | $ 2.4 |
| 2013 | $ 2.8 |
| 2014 | $ 2.8 |
| 2015 | $ 3.1 |
| 2016 | $ 3.4 |
| 2017 – 2021 | $ 23.2 |

## 15. Commitments and Contingencies:

**OPERATING LEASES –** Step rent provisions, escalation clauses, capital improvement funding and other lease concessions, when present in the Company's leases, are taken into account in computing the minimum lease payments. The minimum lease payments for the Company's operating leases are recognized on a straight-line basis over the minimum lease term.

Future payments under noncancelable operating leases having initial or remaining terms of one year or more are as follows for each of the five succeeding fiscal years and thereafter:

| *(in millions)* | |
|---|---|
| 2012 | $ 59.8 |
| 2013 | 45.3 |
| 2014 | 30.7 |
| 2015 | 24.8 |
| 2016 | 21.3 |
| Thereafter | 158.3 |
| | $ 340.2 |

Rental expense was $92.6 million, $99.4 million and $94.6 million for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively.

**PURCHASE COMMITMENTS AND CONTINGENCIES –** In connection with previous acquisitions as well as with the BWE acquisition, the acquisition of all the outstanding common shares of Vincor International Inc. ("Vincor") and the acquisition of all of the outstanding capital stock of The Robert Mondavi Corporation ("Robert Mondavi"), the Company has assumed grape purchase contracts with certain growers and suppliers. In addition, the Company has entered into other grape purchase contracts with various growers and suppliers in the normal course of business. Under the grape purchase contracts, the Company is committed to purchase grape production yielded from a specified number of acres for a period of time from one to fourteen years. The actual tonnage and price of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, overall market conditions and the agricultural practices and location of the growers and suppliers under contract. The Company purchased $383.4 million, $404.8 million and $446.2 million of grapes under contracts for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively. Based on current production yields and published grape prices, the aggregate minimum purchase obligations under these contracts are estimated to be $915.5 million over the remaining terms of the contracts which extend through December 2024.

In connection with previous acquisitions as well as with the BWE acquisition, the Vincor acquisition and the Robert Mondavi acquisition, the Company established a liability for the estimated loss on firm purchase commitments assumed at the time of acquisition. As of February 28, 2011, and February 28, 2010, the remaining balance on this liability is $14.1 million and $25.3 million, respectively.

The Company's aggregate minimum purchase obligations under bulk wine purchase contracts are estimated to be $29.4 million over the remaining terms of the contracts which extend through December 2013. The Company's aggregate minimum purchase obligations under certain raw material purchase contracts are estimated to be $326.5 million over the remaining terms of the contracts which extend through February 2015.

In connection with a previous acquisition, the Company assumed certain processing contracts which commit the Company to utilize outside services to process and/or package a minimum volume quantity. The Company's aggregate minimum contractual obligations under these processing contracts are estimated to be $130.1 million over the remaining terms of the contracts which extend through March 2019.

**INDEMNIFICATION LIABILITIES –** In connection with the Company's January 2011 CWAE Divestiture, the Company indemnified respective parties against certain liabilities that may arise related to certain contracts with certain investees of Accolade, a certain facility in the U.K. and a certain income tax matter. As a result, the Company recorded liabilities with a fair value of $26.1 million at January 31, 2011, resulting in a loss of $26.1 million. This loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. The fair value was determined using a probability-weighted cash flow analysis based on the credit profile of the issuer. As of February 28, 2011, the carrying amount of these indemnification liabilities was $26.1 million. If the indemnified party were to incur a liability, pursuant to the terms of the indemnification, the Company would be required to reimburse the indemnified party. As of February 28, 2011, the Company estimates that these indemnifications could require the Company to make potential future payments of up to $331.9 million under these indemnifications with $282.1 million of this amount able to be recovered by the Company from third parties under recourse provisions. The Company does not expect to be required to make material payments under the indemnifications and the Company believes that the likelihood is remote that the indemnifications could have a significant adverse effect on the Company's financial position, results of operations, cash flows or liquidity.

**OTHER CONTINGENCY** – In February 2011, the Company terminated early a certain agreement with a certain equity method investee. Based upon the terms of the certain agreement and the related joint venture agreement, the Company concluded as of February 28, 2011, that it is not probable that there is a likelihood of loss under this contingency. Therefore, no liability has been recorded by the Company related to this contingency. While the Company believes it should prevail against any claim related to the early termination of this agreement, a loss of up to $55 million could be incurred by the Company should it not prevail in any claim.

**EMPLOYMENT CONTRACTS** – The Company has employment contracts with its executive officers and certain other management personnel with either automatic one year renewals after an initial term or an indefinite term of employment unless terminated by either party. These employment contracts provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. These employment contracts may also provide for severance payments in the event of specified termination of employment. In addition, the Company has employment arrangements with certain other management personnel which provide for severance payments in the event of specified termination of employment. As of February 28, 2011, the aggregate commitment for future compensation and severance, excluding incentive bonuses, was $35.6 million, none of which was accrued.

**EMPLOYEES COVERED BY COLLECTIVE BARGAINING AGREEMENTS** – Approximately 10% of the Company's full-time employees are covered by collective bargaining agreements at February 28, 2011. Agreements expiring within one year cover approximately 2% of the Company's full-time employees.

**LEGAL MATTERS** – In the course of its business, the Company is subject to litigation from time to time. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

## 16. Stockholders' Equity:

**COMMON STOCK** – The Company has two classes of outstanding common stock: Class A Common Stock and Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Convertible Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to one vote per share and a cash dividend premium. If the Company pays a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Convertible Common Stock. However, the Company's senior credit facility limits the cash dividends that can be paid by the Company on its common stock to an amount determined in accordance with the terms of the 2006 Credit Agreement.

In addition, the Company has a class of common stock consisting of shares of Class 1 Common Stock, $0.01 par value per share (the "Class 1 Common Stock"). Shares of Class 1 Common Stock do not generally have voting rights. Class 1 Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder, provided that the holder immediately sells the Class A Common Stock acquired upon conversion. Because shares of Class 1 Common Stock are convertible into shares of Class A Common Stock, for each share of Class 1 Common Stock issued, the Company must reserve one share of Class A Common Stock for issuance upon the conversion of the share of Class 1 Common Stock. Holders of Class 1 Common Stock do not have any preference as to dividends, but may participate in any dividend if and when declared by the Board of Directors. If the Company pays a cash dividend on Class 1 Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of cash dividend per share paid on Class 1 Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying a dividend on Class 1 Common Stock. The cash dividends declared and paid on Class B Convertible Common Stock and Class 1 Common Stock must always be the same.

In July 2009, the stockholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 315,000,000 shares to 322,000,000 shares, and the number of authorized shares of Class 1 Common Stock from 15,000,000 shares to 25,000,000 shares, thereby increasing the aggregate number of authorized shares of the Company's common and preferred stock to 378,000,000 shares.

At February 28, 2011, there were 187,550,967 shares of Class A Common Stock and 23,611,958 shares of Class B Convertible Common Stock outstanding, net of treasury stock. There were no shares outstanding of Class 1 Common Stock at February 28, 2011.

**STOCK REPURCHASES** – In April 2010, the Company's Board of Directors authorized the repurchase of up to $300.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During the year ended February 28, 2011, the Company repurchased 17,223,404 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $300.0 million, or an average cost of $17.42 per share, through a collared accelerated stock buyback ("ASB") transaction that was announced in April 2010. The Company paid the purchase price under the ASB transaction in April 2010, at which time it received an initial installment of 11,016,451 shares of Class A Common Stock. In May 2010, the Company received an additional installment of 2,785,029 shares of Class A Common Stock in connection with the early termination of the hedge period on May 10, 2010. In November 2010, the Company received the final installment of 3,421,924 shares of Class A Common Stock following the end of the calculation period on November 24, 2010. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares. No shares were repurchased during the years ended February 28, 2010, and February 28, 2009.

In April 2011, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. The Board of Directors did not specify a date upon which this authorization would expire. Share repurchases under this authorization are expected to be accomplished from time to time based on market conditions, the Company's cash and debt position, and other factors as determined by management. Shares may be repurchased through open market or privately negotiated transactions, and management currently expects that the repurchase under this authorization will be implemented over a multi-year period. The Company may fund share repurchases with cash generated from operations or proceeds of borrowings under its senior credit facility. Any repurchased shares will become treasury shares. As of April 28, 2011, no shares have been repurchased pursuant to this authorization.

## 17. Stock-Based Employee Compensation:

The Company has four stock-based employee compensation plans (as further discussed below). Total compensation cost and income tax benefits recognized for the Company's stock-based awards are as follows:

| | For the Years Ended | | |
|---|---|---|---|
| *(in millions)* | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Total compensation cost for stock-based awards recognized in the Consolidated Statements of Operations | **$ 48.2** | $ 56.3 | $ 46.1 |
| Total income tax benefit recognized in the Consolidated Statements of Operations for stock-based compensation | **$ 18.7** | $ 18.1 | $ 14.0 |
| Total compensation cost for stock-based awards capitalized in inventory in the Consolidated Balance Sheets | **$ 3.9** | $ 5.1 | $ 4.6 |

**LONG-TERM STOCK INCENTIVE PLAN** – Under the Company's Long-Term Stock Incentive Plan, nonqualified stock options, restricted stock, performance shares and other stock-based awards may be granted to employees, officers and directors of the Company. The aggregate number of shares of the Company's Class A Common Stock and Class 1 Common Stock available for awards under the Company's Long-Term Stock Incentive Plan is 108,000,000 shares. The exercise price, vesting period and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). The exercise price of any nonqualified stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. Nonqualified stock options generally vest and become exercisable over a four-year period from the date of grant. Nonqualified stock options expire at the times established by the Committee, but not later than ten years after the grant date.

Grants of restricted stock, performance shares and other stock-based awards may contain such vesting, terms, conditions and other requirements as the Committee may establish. Restricted stock awards are generally based on service and vest over one to four years from the date of grant. Performance share awards are based on service and the satisfaction of certain performance goals, and vest over one to three years from the date of grant. The actual number of units to be awarded at the end of each performance period will range between 0% and 200% of the target, based upon a measure of performance as determined by the Committee. Performance share awards granted during the year ended February 28, 2011, reflect the award at target.

In July 2009, the stockholders of the Company approved, among other things, an increase in the aggregate number of shares of the Company's Class A Common Stock and Class 1 Common Stock available for awards under the Company's Long-Term Stock Incentive Plan from 94,000,000 shares to 108,000,000 shares.

**INCENTIVE STOCK OPTION PLAN** – The Company's Incentive Stock Option Plan provides for the grant of incentive stock to employees, including officers, of the Company. Grants, in the aggregate, may not exceed 8,000,000 shares of the Company's Class A Common Stock. The exercise price of any incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. The vesting period and term of incentive stock options granted are established by the Committee. Incentive stock options generally vest and become exercisable over a four-year period from the date of grant. Incentive stock options expire at the times established by the Committee, but not later than ten years after the grant date. While unexercised incentive stock options are currently held by certain grant recipients, under the current terms of the Incentive Stock Option Plan, no additional grants of incentive stock options are permitted.

A summary of stock option activity under the Company's Long-Term Stock Incentive Plan and the Incentive Stock Option Plan is as follows:

| | Number of Options Outstanding | Weighted Average Exercise Price | Number of Options Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|
| Balance, February 29, 2008 | 29,991,853 | $ 19.16 | 16,989,765 | $ 16.56 |
| Granted | 8,730,084 | $ 19.18 | | |
| Exercised | (2,254,660) | $ 12.03 | | |
| Forfeited | (1,274,860) | $ 21.11 | | |
| Expired | (1,096,454) | $ 24.74 | | |
| Balance, February 28, 2009 | 34,095,963 | $ 19.39 | 17,499,016 | $ 17.99 |
| Granted | 7,632,249 | $ 11.87 | | |
| Exercised | (1,453,431) | $ 8.43 | | |
| Forfeited | (2,683,940) | $ 18.51 | | |
| Expired | (2,744,746) | $ 22.12 | | |
| Balance, February 28, 2010 | 34,846,095 | $ 18.05 | 19,277,958 | $ 18.95 |
| Granted | 3,340,413 | $ 16.69 | | |
| Exercised | (5,100,677) | $ 12.22 | | |
| Forfeited | (1,331,443) | $ 17.42 | | |
| Expired | (1,910,783) | $ 22.54 | | |
| **Balance, February 28, 2011** | **29,843,605** | **$ 18.63** | **18,148,632** | **$ 20.31** |

A summary of restricted Class A Common Stock activity under the Company's Long-Term Stock Incentive Plan is as follows:

| | Restricted Stock Awards | | |
|---|---|---|---|
| | Number of Restricted Stock Awards Outstanding | Weighted Average Grant-Date Price | Fair Value of Shares Vested |
| Nonvested balance, February 29, 2008 | 13,726 | $ 22.21 | |
| Granted | 460,036 | $ 19.25 | |
| Vested | (13,726) | $ 22.21 | $ 290,091 |
| Forfeited | – | $ – | |
| Nonvested balance, February 28, 2009 | 460,036 | $ 19.25 | |
| Granted | 1,365,460 | $ 12.35 | |
| Vested | (180,641) | $ 18.06 | $ 2,336,708 |
| Forfeited | (136,497) | $ 13.89 | |
| Nonvested balance, February 28, 2010 | 1,508,358 | $ 13.63 | |
| Granted | 739,388 | $ 16.67 | |
| Vested | (399,566) | $ 13.79 | $ 7,302,455 |
| Forfeited | (37,864) | $ 14.23 | |
| **Nonvested balance, February 28, 2011** | **1,810,316** | **$ 14.83** | |

| | Restricted Stock Units | | |
|---|---|---|---|
| | Number of Restricted Stock Units Outstanding | Weighted Average Grant-Date Price | Fair Value of Shares Vested |
| Nonvested balance, February 29, 2008 | – | $ – | |
| Granted | 173,400 | $ 20.05 | |
| Vested | – | $ – | $ – |
| Forfeited | (21,100) | $ 20.05 | |
| Nonvested balance, February 28, 2009 | 152,300 | $ 20.05 | |
| Granted | 368,966 | $ 12.89 | |
| Vested | (38,255) | $ 20.01 | $ 444,870 |
| Forfeited | (100,165) | $ 15.69 | |
| Nonvested balance, February 28, 2010 | 382,846 | $ 14.29 | |
| Granted | 125,349 | $ 16.35 | |
| Vested | (77,408) | $ 14.12 | $1,414,244 |
| Forfeited | (211,289) | $ 14.60 | |
| **Nonvested balance, February 28, 2011** | **219,498** | **$ 15.23** | |

| | Performance Stock Units | | |
|---|---|---|---|
| | Number of Performance Stock Units Outstanding | Weighted Average Grant-Date Price | Fair Value of Shares Vested |
| Nonvested balance, February 28, 2010 | – | $ – | |
| Granted | 407,750 | $ 16.67 | |
| Vested | – | $ – | $ – |
| Forfeited | (3,340) | $ 16.67 | |
| **Nonvested balance, February 28, 2011** | **404,410** | **$ 16.67** | |

The following table summarizes information about stock options outstanding at February 28, 2011:

| Range of Exercise Prices | Number of Options | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Aggregate Intrinsic Value |
|---|---|---|---|---|
| $ 8.87 – $12.38 | 7,325,454 | 6.4 years | $ 11.62 | |
| $13.37 – $16.87 | 5,175,448 | 6.9 years | $ 16.46 | |
| $17.66 – $21.47 | 10,039,358 | 6.6 years | $ 19.91 | |
| $21.88 – $26.15 | 5,225,736 | 5.4 years | $ 24.73 | |
| $26.22 – $30.52 | 2,077,609 | 4.3 years | $ 27.29 | |
| Options outstanding | 29,843,605 | 6.2 years | $ 18.63 | $ 90,088,104 |
| Options exercisable | 18,148,632 | 5.1 years | $ 20.31 | $ 38,142,651 |

Other information pertaining to stock options is as follows:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Weighted average grant-date fair value of stock options granted | $ 6.19 | $ 4.19 | $ 5.93 |
| Total fair value of stock options vested | $ 37,360,244 | $ 41,841,484 | $ 32,000,344 |
| Total intrinsic value of stock options exercised | $ 33,134,478 | $ 7,016,315 | $ 18,335,574 |
| Tax benefit realized from stock options exercised | $ 7,810,198 | $ 2,619,418 | $ 6,980,681 |

The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Expected life | 5.9 years | 5.9 years | 5.3 years |
| Expected volatility | 32.2% | 31.7% | 27.7% |
| Risk-free interest rate | 3.2% | 2.6% | 2.8% |
| Expected dividend yield | 0.0% | 0.0% | 0.0% |

For the years ended February 28, 2011, February 28, 2010, and February 28, 2009, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior for similar type grants. Expected volatility for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, is based on historical volatility levels of the Company's Class A Common Stock. The risk-free interest rate for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

**EMPLOYEE STOCK PURCHASE PLANS –** The Company has a stock purchase plan under which 9,000,000 shares of Class A Common Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During the years ended February 28, 2011, February 28, 2010, and February 28, 2009, employees purchased 304,916 shares, 388,294 shares and 376,297 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 28, 2011, February 28, 2010, and February 28, 2009, was $4.05, $3.55 and $4.92, respectively. The fair value of purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2011 | February 28, 2010 | February 28, 2009 |
| Expected life | 0.5 years | 0.5 years | 0.5 years |
| Expected volatility | 25.7% | 32.4% | 45.8% |
| Risk-free interest rate | 0.2% | 0.2% | 1.1% |
| Expected dividend yield | 0.0% | 0.0% | 0.0% |

The Company has a stock purchase plan under which 2,000,000 shares of the Company's Class A Common Stock may be issued to eligible employees and directors of the Company's U.K. subsidiaries (the "U.K. Sharesave Scheme"). Under the terms of the plan, participants may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price may be no less than 80% of the closing price of the stock on the day the purchase price is fixed by the committee administering the plan. There were 291 shares purchased under this plan during the year ended February 28, 2011. There were no shares purchased under this plan during the years ended February 28, 2010, and February 28, 2009.

There were no purchase rights granted during the years ended February 28, 2011, and February 28, 2010. The weighted average fair value of purchase rights granted during the year ended February 28, 2009, was $7.42. The fair value of the purchase rights granted for the year ended February 28, 2009, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 2.2%, volatility of 29.1%, expected purchase right life of 3.7 years and a dividend yield of 0%. The maximum number of shares which can be purchased under purchase rights granted during the year ended February 28, 2009, is 18,292 shares. While purchase rights are currently held by certain grant recipients, under the current terms of the U.K. Sharesave Scheme, no additional grants of purchase rights are permitted.

As of February 28, 2011, there was $59.7 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company's four stock-based employee compensation plans. This cost is expected to be recognized in the Company's Consolidated Statements of Operations over a weighted-average period of 2.1 years. With respect to the issuance of shares under any of the Company's stock-based compensation plans, the Company has the option to issue authorized but unissued shares or treasury shares.

## 18. Earnings (Loss) Per Common Share:

The computation of basic and diluted earnings (loss) per common share is as follows:

| *(in millions, except per share data)* | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| Income (loss) available to common stockholders | **$ 559.5** | $ 99.3 | $ (301.4) |
| Weighted average common shares outstanding – basic: | | | |
| Class A Common Stock | **187.224** | 196.095 | 193.906 |
| Class B Convertible Common Stock | **23.686** | 23.736 | 23.753 |
| Weighted average common shares outstanding – diluted: | | | |
| Class A Common Stock | **187.224** | 196.095 | 193.906 |
| Class B Convertible Common Stock | **23.686** | 23.736 | – |
| Stock-based awards, primarily stock options | **2.855** | 1.379 | – |
| Weighted average common shares outstanding – diluted | **213.765** | 221.210 | 193.906 |
| Earnings (loss) per common share – basic: | | | |
| Class A Common Stock | **$ 2.68** | $ 0.46 | $ (1.40) |
| Class B Convertible Common Stock | **$ 2.44** | $ 0.41 | $ (1.27) |
| Earnings (loss) per common share – diluted: | | | |
| Class A Common Stock | **$ 2.62** | $ 0.45 | $ (1.40) |
| Class B Convertible Common Stock | **$ 2.40** | $ 0.41 | $ (1.27) |

For the years ended February 28, 2011, and February 28, 2010, stock-based awards, primarily stock options, which could result in the issuance of 20.7 million and 30.4 million shares, respectively, of Class A Common Stock were outstanding, but were not included in the computation of earnings per common share – diluted for Class A Common Stock because the effect of including such awards would have been antidilutive. For the year ended February 28, 2009, the computation of loss per common share – diluted for Class A Common Stock excluded 23.8 million shares of Class B Convertible Common Stock and outstanding stock-based awards, primarily stock options, which could result in the issuance of 34.1 million shares of Class A Common Stock because the inclusion of such potentially dilutive common shares would have been antidilutive.

## 19. Accumulated Other Comprehensive (Loss) Income:

Other comprehensive (loss) income, net of income tax effect, includes the following components:

| *(in millions)* | Before Tax Amount | Tax (Expense) or Benefit | Net of Tax Amount |
|---|---|---|---|
| Other comprehensive (loss) income, February 28, 2009: | | | |
| Foreign currency translation adjustments | $ (676.6) | $ (6.9) | $ (683.5) |
| Unrealized loss on cash flow hedges: | | | |
| Net derivative losses | (2.8) | (13.6) | (16.4) |
| Reclassification adjustments | 2.4 | (1.6) | 0.8 |
| Net loss recognized in other comprehensive income | (0.4) | (15.2) | (15.6) |
| Pension/postretirement: | | | |
| Net gains | 64.8 | (20.5) | 44.3 |
| Reclassification adjustments | 16.5 | (4.5) | 12.0 |
| Net gain recognized in other comprehensive income | 81.3 | (25.0) | 56.3 |
| Other comprehensive loss, February 28, 2009 | $ (595.7) | $ (47.1) | $ (642.8) |
| Other comprehensive income (loss), February 28, 2010: | | | |
| Foreign currency translation adjustments | $ 500.6 | $ (3.1) | $ 497.5 |
| Unrealized gain on cash flow hedges: | | | |
| Net derivative gains | 91.3 | (31.1) | 60.2 |
| Reclassification adjustments | (19.1) | 7.5 | (11.6) |
| Net gain recognized in other comprehensive income | 72.2 | (23.6) | 48.6 |
| Pension/postretirement: | | | |
| Net losses | (79.3) | 21.6 | (57.7) |
| Reclassification adjustments | 6.2 | (1.6) | 4.6 |
| Net loss recognized in other comprehensive income | (73.1) | 20.0 | (53.1) |
| Other comprehensive income, February 28, 2010 | $ 499.7 | $ (6.7) | $ 493.0 |
| Other comprehensive (loss) income, February 28, 2011: | | | |
| Foreign currency translation adjustments: | | | |
| Net gains | **$ 201.5** | **$ (23.3)** | **$ 178.2** |
| Reclassification adjustments | **(678.8)** | **21.7** | **(657.1)** |
| Net loss recognized in other comprehensive income | **(477.3)** | **(1.6)** | **(478.9)** |
| Unrealized loss on cash flow hedges: | | | |
| Net derivative gains | **11.4** | **(2.3)** | **9.1** |
| Reclassification adjustments | **(49.4)** | **24.9** | **(24.5)** |
| Net loss recognized in other comprehensive income | **(38.0)** | **22.6** | **(15.4)** |
| Pension/postretirement: | | | |
| Net gains | **12.9** | **(3.6)** | **9.3** |
| Reclassification adjustments | **121.0** | **(34.4)** | **86.6** |
| Net gain recognized in other comprehensive income | **133.9** | **(38.0)** | **95.9** |
| Other comprehensive loss, February 28, 2011 | **$ (381.4)** | **$ (17.0)** | **$ (398.4)** |

Accumulated other comprehensive income (loss), net of income tax effect, includes the following components:

| *(in millions)* | Foreign Currency Translation Adjustments | Net Unrealized Gains (Losses) on Derivatives | Pension/ Postretirement Adjustments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| Balance, February 28, 2010 | $ 672.9 | $ 19.6 | $ (105.3) | $ 587.2 |
| Current period change | (478.9) | (15.4) | 95.9 | (398.4) |
| **Balance, February 28, 2011** | **$ 194.0** | **$ 4.2** | **$ (9.4)** | **$ 188.8** |

## 20. Significant Customers and Concentration of Credit Risk:

Sales to the five largest customers represented 41.7%, 39.2% and 36.3% of the Company's sales for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively. Sales to the Company's largest customer, Southern Wine and Spirits, represented 19.5%, 17.7% and 15.7% of the Company's sales for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, respectively, all of which is reported within the CWNA segment. Accounts receivable from the Company's largest customer represented 35.7%, 19.4% and 13.4% of the Company's total accounts receivable as of February 28, 2011, February 28, 2010, and February 28, 2009, respectively. Sales to the Company's five largest customers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its customers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

## 21. Restructuring Charges:

The Company has several restructuring plans primarily within its CWNA segment and, prior to the CWAE Divestiture, the CWAE segment, as follows:

**ROBERT MONDAVI PLAN –** In January 2005, the Company announced a plan to restructure and integrate the operations of Robert Mondavi (the "Robert Mondavi Plan"). The objective of the Robert Mondavi Plan was to achieve operational efficiencies and eliminate redundant costs resulting from the December 22, 2004, acquisition of Robert Mondavi. The Robert Mondavi Plan included the elimination of certain employees, the consolidation of certain field sales and administrative offices, and the termination of various contracts. The Company does not expect any additional costs associated with the Robert Mondavi Plan to be recognized in its Consolidated Statements of Operations. The Company expects the related cash expenditures to be completed by February 29, 2012.

**FISCAL 2006 PLAN –** In fiscal 2006, the Company announced a plan to reorganize certain worldwide wine operations and a plan to consolidate certain west coast production processes in the U.S. (collectively, the "Fiscal 2006 Plan"). The Fiscal 2006 Plan's principal features were to reorganize and simplify the infrastructure and reporting structure of the Company's global wine business and to consolidate certain west coast production processes. This Fiscal 2006 Plan was part of the Company's ongoing effort to enhance its administrative, operational and production efficiencies in light of its ongoing growth. The objective of the Fiscal 2006 Plan was to achieve greater efficiency in sales, administrative and operational activities and to eliminate redundant costs. The Fiscal 2006 Plan included the termination of employment of certain employees in various locations worldwide, the consolidation of certain worldwide wine selling and administrative functions, the consolidation of certain warehouse and production functions, the termination of various contracts, investment in new assets and the reconfiguration of certain existing assets. All costs and related cash expenditures associated with the Fiscal 2006 Plan were complete as of February 28, 2009.

**VINCOR PLAN –** In July 2006, the Company announced a plan to restructure and integrate the operations of Vincor (the "Vincor Plan"). The objective of the Vincor Plan was to achieve operational efficiencies and eliminate redundant costs resulting from the June 2006 Vincor acquisition, as well as to achieve greater efficiency in sales, marketing, administrative and operational activities. The Vincor Plan included the elimination of certain employment redundancies, primarily in the U.S., U.K. and Australia, and the termination of various contracts. All costs and related cash expenditures associated with the Vincor Plan were complete as of February 28, 2011.

**FISCAL 2007 WINE PLAN –** In August 2006, the Company announced a plan to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"). The U.K. portion of the plan included new investments in property, plant and equipment and certain disposals of property, plant and equipment and was expected to increase wine bottling capacity and efficiency and reduce costs of transport, production and distribution. The U.K. portion of the plan also included costs for employee terminations. The Australian portion of the plan included the buy-out of certain grape supply and processing contracts and the sale of certain property, plant and equipment. The initiatives were part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its international operations. Prior to the January 2011 CWAE Divestiture, all costs and related cash expenditures associated with the Fiscal 2007 Wine Plan were complete.

**FISCAL 2008 PLAN** – In November 2007, the Company initiated its plans to streamline certain of its international operations, including the consolidation of certain winemaking and packaging operations in Australia, the buy-out of certain grape processing and wine storage contracts in Australia, equipment relocation costs in Australia, and certain employee termination costs. In addition, the Company incurred certain other restructuring charges during the third quarter of fiscal 2008 in connection with the consolidation of certain spirits production processes in the U.S. In January 2008, the Company announced its plans to streamline certain of its operations in the U.S., primarily in connection with the restructuring and integration of the operations acquired in the BWE acquisition. These initiatives are collectively referred to as the Fiscal 2008 Plan. The Fiscal 2008 Plan is part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its domestic and international operations. The Company does not expect any additional costs associated with the Fiscal 2008 Plan to be recognized in its Consolidated Statements of Operations. The Company expects cash expenditures to be substantially complete by February 29, 2012.

**AUSTRALIAN INITIATIVE** – In August 2008, the Company announced a plan to sell certain assets and implement operational changes designed to improve the efficiencies and returns associated with the Australian business, primarily by consolidating certain winemaking and packaging operations and reducing the Company's overall grape supply due to reduced capacity needs resulting from a streamlining of the Company's product portfolio (the "Australian Initiative"). The Australian Initiative included the planned sale of three wineries and more than 20 vineyard properties, a streamlining of the Company's wine product portfolio and production footprint, the buy-out and/or renegotiation of certain grape supply and other contracts, equipment relocations and costs for employee terminations. Included in the Company's restructuring charges on its Consolidated Statements of Operations for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, is $4.2 million, $13.4 million and $46.5 million of net noncash charges related to the write-down of property, plant and equipment, net, held for sale in connection with the Australian Initiative (which are excluded from the restructuring liability rollforward table below). As a result of the CWAE Divestiture, all costs and related cash expenditures associated with the Australian Initiative were complete as of January 31, 2011.

**FISCAL 2010 GLOBAL INITIATIVE** – In April 2009, the Company announced its plan to simplify its business, increase efficiencies and reduce its cost structure on a global basis (the "Global Initiative"). The Global Initiative includes an approximately five percent reduction in the Company's global workforce and the closing of certain office, production and warehouse facilities. In addition, the Global Initiative includes the termination of certain contracts, and a streamlining of the Company's production footprint and sales and administrative organizations. Lastly, the Global Initiative includes other non-material restructuring activities primarily in connection with the consolidation of the Company's remaining spirits business into its North American wine business following the March 2009 divestiture of its value spirits business. This initiative is part of the Company's ongoing efforts to maximize asset utilization, reduce costs and improve long-term return on invested capital throughout the Company's operations. Included in the Company's restructuring charges on its Consolidated Statements of Operations for the year ended February 28, 2011, is $1.1 million of noncash charges for other compensation costs (which are excluded from the restructuring liability rollforward table below). The Company recognized substantially all costs associated with the Global Initiative in its Consolidated Statements of Operations as of February 28, 2011, with the related cash expenditures to be substantially complete by February 28, 2013.

Restructuring charges consist of employee termination benefit costs, contract termination costs and other associated costs. Employee termination benefit costs are accounted for under the FASB guidance for compensation – nonretirement postemployment benefits, as the Company has had several restructuring programs which have provided employee termination benefits in the past. The Company includes employee severance, related payroll benefit costs (such as costs to provide continuing health insurance) and outplacement services as employee termination benefit costs. Contract termination costs, and other associated costs including, but not limited to, facility consolidation and relocation costs, are accounted for under the FASB guidance for exit or disposal cost obligations. Contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. The Company includes costs to terminate certain operating leases for buildings, computer and IT equipment, and costs to terminate contracts, including distributor contracts and contracts for long-term purchase commitments, as contract termination costs. Other associated costs include, but are not limited to, costs to consolidate or close facilities and relocate employees. The Company includes employee relocation costs and equipment relocation costs as other associated costs.

Details of each plan for which the Company expects to incur additional costs are presented separately in the following table. Plans for which exit activities were completed prior to March 1, 2010, are reported below under "Other Plans." These plans include the Fiscal 2007 Wine Plan, the Vincor Plan, the Fiscal 2006 Plan, the Robert Mondavi Plan and certain other immaterial restructuring activities.

| *(in millions)* | Global Initiative | Australian Initiative | Fiscal 2008 Plan | Other Plans | Total |
|---|---|---|---|---|---|
| Restructuring liability, February 29, 2008 | $ – | $ – | $ 26.2 | $ 13.0 | $ 39.2 |
| BWE acquisition | – | – | 4.5 | – | 4.5 |
| Vincor acquisition | – | – | – | (1.7) | (1.7) |
| Other acquisition | – | – | – | 0.8 | 0.8 |
| Restructuring charges: | | | | | |
| Employee termination benefit costs | – | 8.0 | (0.1) | 8.6 | 16.5 |
| Contract termination costs | – | 0.5 | 1.1 | 1.6 | 3.2 |
| Facility consolidation/relocation costs | – | 0.7 | 0.9 | 0.2 | 1.8 |
| Restructuring charges, February 28, 2009 | – | 9.2 | 1.9 | 10.4 | 21.5 |
| Cash expenditures | – | (7.7) | (23.9) | (7.5) | (39.1) |
| Foreign currency translation adjustments | – | (0.3) | (0.2) | (2.0) | (2.5) |
| Restructuring liability, February 28, 2009 | – | 1.2 | 8.5 | 13.0 | 22.7 |
| Restructuring charges: | | | | | |
| Employee termination benefit costs | 24.4 | 1.5 | (0.5) | (0.4) | 25.0 |
| Contract termination costs | 3.7 | 3.0 | 0.3 | 0.6 | 7.6 |
| Facility consolidation/relocation costs | 1.1 | 0.4 | 0.1 | – | 1.6 |
| Restructuring charges, February 28, 2010 | 29.2 | 4.9 | (0.1) | 0.2 | 34.2 |
| Cash expenditures | (21.6) | (6.3) | (4.6) | (11.9) | (44.4) |
| Foreign currency translation adjustments | 1.3 | 0.2 | 0.2 | 0.5 | 2.2 |
| Restructuring liability, February 28, 2010 | 8.9 | – | 4.0 | 1.8 | 14.7 |
| Restructuring charges: | | | | | |
| Employee termination benefit costs | 10.0 | 1.0 | – | – | 11.0 |
| Contract termination costs | 5.0 | 0.1 | – | 0.1 | 5.2 |
| Facility consolidation/relocation costs | 1.5 | 0.1 | – | – | 1.6 |
| Restructuring charges, February 28, 2011 | **16.5** | **1.2** | – | **0.1** | **17.8** |
| Cash expenditures | **(15.5)** | **(0.8)** | **(2.6)** | **(1.6)** | **(20.5)** |
| CWAE Divestiture | **(3.0)** | **(0.5)** | – | – | **(3.5)** |
| Foreign currency translation adjustments | **0.7** | **0.1** | **0.3** | **0.1** | **1.2** |
| Restructuring liability, February 28, 2011 | **$ 7.6** | **$ –** | **$ 1.7** | **$ 0.4** | **$ 9.7** |

In connection with the Company's BWE acquisition, Vincor acquisition and Robert Mondavi acquisition, the Company accrued $24.7 million, $37.7 million and $50.5 million of liabilities for exit costs, respectively, as of the respective acquisition date. The BWE acquisition line item in the table above for the year ended February 28, 2009, reflects adjustments to the fair value of liabilities assumed in the BWE acquisition. The Vincor acquisition line item in the table above for the year ended February 28, 2009, reflects adjustments to the fair value of liabilities assumed in the Vincor acquisition. As of February 28, 2011, there was no remaining balance for the Vincor purchase accounting accrual. As of February 28, 2011, the balances of the BWE and Robert Mondavi purchase accounting accruals were $1.7 million and $0.4 million, respectively. As of February 28, 2010, the balances of the BWE, Vincor and Robert Mondavi purchase accounting accruals were $3.9 million, $0.3 million and $1.2 million, respectively. As of February 28, 2009, the balances of the BWE, Vincor and Robert Mondavi purchase accounting accruals were $6.3 million, $0.7 million and $2.7 million, respectively.

For the year ended February 28, 2011, employee termination benefit costs include the reversal of prior accruals of $0.4 million associated with the Global Initiative. For the year ended February 28, 2010, employee termination benefit costs include the reversal of prior accruals of $1.5 million associated with the Fiscal 2008 Plan and other immaterial restructuring activities. For the year ended February 28, 2009, employee termination benefit costs and contract termination costs include the reversal of prior accruals of $0.5 million and $0.4 million, respectively, associated primarily with the Fiscal 2006 Plan and the Vincor Plan, respectively.

The following table presents other costs incurred in connection with the Company's restructuring activities:

| (in millions) | Global Initiative | Australian Initiative | Fiscal 2008 Plan | Other | Total |
|---|---|---|---|---|---|
| **For the Year Ended February 28, 2011** | | | | | |
| Restructuring charges | $ 17.6 | $ 5.4 | $ – | $ 0.1 | $ 23.1 |
| Other costs: | | | | | |
| Accelerated depreciation/inventory write-down/other costs (cost of product sold) | 2.0 | – | 0.2 | – | 2.2 |
| Asset write-down/other costs/acquisition-related integration costs (selling, general and administrative expenses) | 5.4 | 0.1 | 0.6 | (0.3) | 5.8 |
| Asset impairment (impairment of goodwill and intangible assets) | – | – | – | – | – |
| Total other costs | 7.4 | 0.1 | 0.8 | (0.3) | 8.0 |
| Total costs | $ 25.0 | $ 5.5 | $ 0.8 | $ (0.2) | $ 31.1 |
| Total Costs by Reportable Segment: | | | | | |
| CWNA | | | | | |
| Restructuring charges | $ 6.9 | $ – | $ – | $ 0.1 | $ 7.0 |
| Other costs | 6.9 | – | 0.7 | – | 7.6 |
| Total CWNA | $ 13.8 | $ – | $ 0.7 | $ 0.1 | $ 14.6 |
| CWAE | | | | | |
| Restructuring charges | $ 9.4 | $ 5.4 | $ – | $ – | $ 14.8 |
| Other costs | 0.4 | 0.1 | 0.1 | (0.3) | 0.3 |
| Total CWAE | $ 9.8 | $ 5.5 | $ 0.1 | $ (0.3) | $ 15.1 |
| Corporate Operations and Other | | | | | |
| Restructuring charges | $ 1.3 | $ – | $ – | $ – | $ 1.3 |
| Other costs | 0.1 | – | – | – | 0.1 |
| Total Corporate Operations and Other | $ 1.4 | $ – | $ – | $ – | $ 1.4 |
| **For the Year Ended February 28, 2010** | | | | | |
| Restructuring charges | $ 29.2 | $ 18.3 | $ (0.1) | $ 0.2 | $ 47.6 |
| Other costs: | | | | | |
| Accelerated depreciation/inventory write-down/other costs (cost of product sold) | 11.5 | 1.7 | – | 10.8 | 24.0 |
| Asset write-down/other costs/acquisition-related integration costs (selling, general and administrative expenses) | 34.9 | 2.0 | 1.3 | 4.4 | 42.6 |
| Asset impairment (impairment of goodwill and intangible assets) | – | – | – | – | – |
| Total other costs | 46.4 | 3.7 | 1.3 | 15.2 | 66.6 |
| Total costs | $ 75.6 | $ 22.0 | $ 1.2 | $ 15.4 | $ 114.2 |
| Total Costs by Reportable Segment: | | | | | |
| CWNA | | | | | |
| Restructuring charges | $ 16.1 | $ – | $ (0.3) | $ 0.4 | $ 16.2 |
| Other costs | 35.7 | – | 0.1 | 0.6 | 36.4 |
| Total CWNA | $ 51.8 | $ – | $ (0.2) | $ 1.0 | $ 52.6 |
| CWAE | | | | | |
| Restructuring charges | $ 10.1 | $ 18.3 | $ 0.2 | $ (0.2) | $ 28.4 |
| Other costs | 5.8 | 3.7 | 1.2 | 14.6 | 25.3 |
| Total CWAE | $ 15.9 | $ 22.0 | $ 1.4 | $ 14.4 | $ 53.7 |
| Corporate Operations and Other | | | | | |
| Restructuring charges | $ 3.0 | $ – | $ – | $ – | $ 3.0 |
| Other costs | 4.9 | – | – | – | 4.9 |
| Total Corporate Operations and Other | $ 7.9 | $ – | $ – | $ – | $ 7.9 |

*Table continued on next page.*

| (in millions) | Global Initiative | Australian Initiative | Fiscal 2008 Plan | Other | Total |
|---|---|---|---|---|---|
| **For the Year Ended February 28, 2009** | | | | | |
| Restructuring charges | $ – | $ 55.7 | $ 1.9 | $ 10.4 | $ 68.0 |
| Other costs: | | | | | |
| Accelerated depreciation/inventory write-down/other costs (cost of product sold) | – | 57.5 | 3.4 | 7.1 | 68.0 |
| Asset write-down/other costs/acquisition-related integration costs (selling, general and administrative expenses) | – | 4.9 | 8.8 | 18.7 | 32.4 |
| Asset impairment (impairment of goodwill and intangible assets) | – | 21.8 | – | 0.4 | 22.2 |
| Total other costs | – | 84.2 | 12.2 | 26.2 | 122.6 |
| Total costs | $ – | $ 139.9 | $ 14.1 | $ 36.6 | $ 190.6 |
| Total Costs by Reportable Segment: | | | | | |
| CWNA | | | | | |
| Restructuring charges | $ – | $ – | $ 0.1 | $ 7.1 | $ 7.2 |
| Other costs | – | – | 9.7 | 5.2 | 14.9 |
| Total CWNA | $ – | $ – | $ 9.8 | $ 12.3 | $ 22.1 |
| CWAE | | | | | |
| Restructuring charges | $ – | $ 55.7 | $ 1.8 | $ 3.3 | $ 60.8 |
| Other costs | – | 84.2 | 2.5 | 20.8 | 107.5 |
| Total CWAE | $ – | $ 139.9 | $ 4.3 | $ 24.1 | $ 168.3 |
| Corporate Operations and Other | | | | | |
| Restructuring charges | $ – | $ – | $ – | $ – | $ – |
| Other costs | – | – | – | 0.2 | 0.2 |
| Total Corporate Operations and Other | $ – | $ – | $ – | $ 0.2 | $ 0.2 |

A summary of restructuring charges and other costs incurred since inception for each plan, as well as total expected costs for each plan, are presented in the following table:

| (in millions) | Global Initiative | Australian Initiative | Fiscal 2008 Plan | Other Plans |
|---|---|---|---|---|
| **Costs incurred to date** | | | | |
| Restructuring charges: | | | | |
| Employee termination benefit costs | $ 35.5 | $ 10.5 | $ 8.7 | $ 42.0 |
| Contract termination costs | 8.7 | 3.6 | 1.5 | 25.2 |
| Facility consolidation/relocation costs | 2.6 | 1.2 | 1.0 | 1.7 |
| Impairment charges on assets held for sale, net of gains on sales of assets held for sale | – | 64.1 | – | – |
| Total restructuring charges | 46.8 | 79.4 | 11.2 | 68.9 |
| Other costs: | | | | |
| Accelerated depreciation/inventory write-down/other costs (costs of product sold) | 13.5 | 59.2 | 18.1 | 46.1 |
| Asset write-down/other costs/acquisition-related integration costs (selling, general and administrative expenses) | 40.3 | 7.0 | 16.5 | 97.3 |
| Asset impairment (impairment of goodwill and intangible assets) | – | 21.8 | 7.4 | 0.4 |
| Total other costs | 53.8 | 88.0 | 42.0 | 143.8 |
| Total costs incurred to date | $ 100.6 | $ 167.4 | $ 53.2 | $ 212.7 |
| Total Costs Incurred to Date by Reportable Segment: | | | | |
| CWNA | | | | |
| Restructuring charges | $ 23.0 | $ – | $ 7.1 | $ 24.2 |
| Other costs | 42.6 | – | 34.7 | 68.2 |
| Total CWNA | $ 65.6 | $ – | $ 41.8 | $ 92.4 |
| CWAE | | | | |
| Restructuring charges | $ 19.5 | $ 79.4 | $ 4.1 | $ 42.8 |
| Other costs | 6.2 | 88.0 | 7.1 | 72.7 |
| Total CWAE | $ 25.7 | $ 167.4 | $ 11.2 | $ 115.5 |
| Corporate Operations and Other | | | | |
| Restructuring charges | $ 4.3 | $ – | $ – | $ 1.9 |
| Other costs | 5.0 | – | 0.2 | 2.9 |
| Total Corporate Operations and Other | $ 9.3 | $ – | $ 0.2 | $ 4.8 |

*Table continued on next page.*

| (in millions) | Global Initiative | Australian Initiative | Fiscal 2008 Plan | Other Plans |
|---|---|---|---|---|
| **Total expected costs** | | | | |
| Restructuring charges: | | | | |
| Employee termination benefit costs | $ 35.5 | $ 10.5 | $ 8.7 | $ 42.0 |
| Contract termination costs | 8.7 | 3.6 | 1.5 | 25.2 |
| Facility consolidation/relocation costs | 2.9 | 1.2 | 1.0 | 1.7 |
| Impairment charges on assets held for sale, net of gains on sales of assets held for sale | – | 64.1 | – | – |
| Total restructuring charges | 47.1 | 79.4 | 11.2 | 68.9 |
| Other costs: | | | | |
| Accelerated depreciation/inventory write-down/other costs (costs of product sold) | 13.9 | 59.2 | 18.1 | 46.1 |
| Asset write-down/other costs/acquisition-related integration costs (selling, general and administrative expenses) | 42.1 | 7.0 | 16.5 | 97.3 |
| Asset impairment (impairment of goodwill and intangible assets) | – | 21.8 | 7.4 | 0.4 |
| Total other costs | 56.0 | 88.0 | 42.0 | 143.8 |
| Total expected costs | $ 103.1 | $ 167.4 | $ 53.2 | $ 212.7 |
| Total Expected Costs by Reportable Segment: | | | | |
| CWNA | | | | |
| Restructuring charges | $ 23.3 | $ – | $ 7.1 | $ 24.2 |
| Other costs | 44.8 | – | 34.7 | 68.2 |
| Total CWNA | $ 68.1 | $ – | $ 41.8 | $ 92.4 |
| CWAE | | | | |
| Restructuring charges | $ 19.5 | $ 79.4 | $ 4.1 | $ 42.8 |
| Other costs | 6.2 | 88.0 | 7.1 | 72.7 |
| Total CWAE | $ 25.7 | $ 167.4 | $ 11.2 | $ 115.5 |
| Corporate Operations and Other | | | | |
| Restructuring charges | $ 4.3 | $ – | $ – | $ 1.9 |
| Other costs | 5.0 | – | 0.2 | 2.9 |
| Total Corporate Operations and Other | $ 9.3 | $ – | $ 0.2 | $ 4.8 |

## 22. Condensed Consolidating Financial Information:

The following information sets forth the condensed consolidating balance sheets as of February 28, 2011, and February 28, 2010, the condensed consolidating statements of operations for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, and the condensed consolidating statements of cash flows for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, for the Company, the parent company, the combined subsidiaries of the Company which guarantee the Company's senior notes ("Subsidiary Guarantors") and the combined subsidiaries of the Company which are not Subsidiary Guarantors (primarily foreign subsidiaries) ("Subsidiary Nonguarantors"). The Subsidiary Guarantors are wholly owned and the guarantees are full, unconditional, joint and several obligations of each of the Subsidiary Guarantors. Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company, the Subsidiary Guarantors and the Subsidiary Nonguarantors are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting guidance described in Note 2. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

| *(in millions)* | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Condensed Consolidating Balance Sheet at February 28, 2011** | | | | | |
| Current assets: | | | | | |
| Cash and cash investments | $ 0.7 | $ 0.9 | $ 7.6 | $ – | $ 9.2 |
| Accounts receivable, net | 322.8 | 32.3 | 62.3 | – | 417.4 |
| Inventories | 127.5 | 965.3 | 284.3 | (7.8) | 1,369.3 |
| Prepaid expenses and other | 23.1 | 118.2 | 370.9 | (225.1) | 287.1 |
| Intercompany (payable) receivable | (522.3) | 389.7 | 132.6 | – | – |
| Total current assets | (48.2) | 1,506.4 | 857.7 | (232.9) | 2,083.0 |
| Property, plant and equipment, net | 110.3 | 764.8 | 344.5 | – | 1,219.6 |
| Investments in subsidiaries | 6,142.6 | 153.4 | – | (6,296.0) | – |
| Goodwill | – | 1,987.4 | 632.4 | – | 2,619.8 |
| Intangible assets, net | – | 672.1 | 214.2 | – | 886.3 |
| Other assets, net | 36.3 | 256.9 | 72.9 | (7.2) | 358.9 |
| Total assets | $ 6,241.0 | $ 5,341.0 | $ 2,121.7 | $ (6,536.1) | $ 7,167.6 |
| Current liabilities: | | | | | |
| Notes payable to banks | $ 74.9 | $ – | $ 8.8 | $ – | $ 83.7 |
| Current maturities of long-term debt | 12.5 | 3.4 | – | – | 15.9 |
| Accounts payable | 9.7 | 97.1 | 22.4 | – | 129.2 |
| Accrued excise taxes | 10.2 | 1.8 | 2.2 | – | 14.2 |
| Other accrued expenses and liabilities | 354.6 | 137.2 | 155.0 | (226.9) | 419.9 |
| Total current liabilities | 461.9 | 239.5 | 188.4 | (226.9) | 662.9 |
| Long-term debt, less current maturities | 3,117.3 | 19.4 | – | – | 3,136.7 |
| Deferred income taxes | – | 509.0 | 81.3 | (7.2) | 583.1 |
| Other liabilities | 109.9 | 37.0 | 86.1 | – | 233.0 |
| Stockholders' equity: | | | | | |
| Preferred stock | – | 9.0 | 1,130.7 | (1,139.7) | – |
| Common stock | 2.6 | 100.7 | 24.0 | (124.7) | 2.6 |
| Additional paid-in capital | 1,602.4 | 1,394.6 | 1,620.5 | (3,015.1) | 1,602.4 |
| Retained earnings (deficit) | 1,662.3 | 2,991.6 | (1,221.1) | (1,770.5) | 1,662.3 |
| Accumulated other comprehensive income | 188.8 | 40.2 | 211.8 | (252.0) | 188.8 |
| Treasury stock | (904.2) | – | – | – | (904.2) |
| Total stockholders' equity | 2,551.9 | 4,536.1 | 1,765.9 | (6,302.0) | 2,551.9 |
| Total liabilities and stockholders' equity | $ 6,241.0 | $ 5,341.0 | $ 2,121.7 | $ (6,536.1) | $ 7,167.6 |

| (in millions) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Condensed Consolidating Balance Sheet at February 28, 2010** | | | | | |
| Current assets: | | | | | |
| Cash and cash investments | $ 0.3 | $ 3.3 | $ 39.9 | $ – | $ 43.5 |
| Accounts receivable, net | 219.5 | 22.6 | 272.6 | – | 514.7 |
| Inventories | 119.8 | 1,017.5 | 754.0 | (11.4) | 1,879.9 |
| Prepaid expenses and other | 18.5 | 65.2 | 38.0 | 29.3 | 151.0 |
| Intercompany receivable (payable) | (68.6) | (132.1) | 200.7 | – | – |
| Total current assets | 289.5 | 976.5 | 1,305.2 | 17.9 | 2,589.1 |
| Property, plant and equipment, net | 71.8 | 784.4 | 711.0 | – | 1,567.2 |
| Investments in subsidiaries | 6,191.0 | 130.8 | – | (6,321.8) | – |
| Goodwill | – | 1,985.9 | 584.7 | – | 2,570.6 |
| Intangible assets, net | – | 682.8 | 242.2 | – | 925.0 |
| Other assets, net | 104.7 | 236.3 | 108.2 | (6.8) | 442.4 |
| Total assets | $ 6,657.0 | $ 4,796.7 | $ 2,951.3 | $ (6,310.7) | $ 8,094.3 |
| Current liabilities: | | | | | |
| Notes payable to banks | $ 289.3 | $ – | $ 81.9 | $ – | $ 371.2 |
| Current maturities of long-term debt | 172.7 | 1.3 | 13.2 | – | 187.2 |
| Accounts payable | 14.5 | 104.6 | 149.7 | – | 268.8 |
| Accrued excise taxes | 8.3 | – | 35.5 | – | 43.8 |
| Other accrued expenses and liabilities | 190.2 | 85.3 | 201.0 | 25.1 | 501.6 |
| Total current liabilities | 675.0 | 191.2 | 481.3 | 25.1 | 1,372.6 |
| Long-term debt, less current maturities | 3,270.9 | 5.6 | 0.6 | – | 3,277.1 |
| Deferred income taxes | – | 475.5 | 67.5 | (6.8) | 536.2 |
| Other liabilities | 134.8 | 47.7 | 149.6 | – | 332.1 |
| Stockholders' equity: | | | | | |
| Preferred stock | – | 9.0 | 1,430.9 | (1,439.9) | – |
| Common stock | 2.6 | 100.7 | 184.0 | (284.7) | 2.6 |
| Additional paid-in capital | 1,493.2 | 1,323.6 | 1,269.0 | (2,592.6) | 1,493.2 |
| Retained earnings (deficit) | 1,102.8 | 2,611.0 | (1,260.8) | (1,350.2) | 1,102.8 |
| Accumulated other comprehensive income | 587.2 | 32.4 | 629.2 | (661.6) | 587.2 |
| Treasury stock | (609.5) | – | – | – | (609.5) |
| Total stockholders' equity | 2,576.3 | 4,076.7 | 2,252.3 | (6,329.0) | 2,576.3 |
| Total liabilities and stockholders' equity | $ 6,657.0 | $ 4,796.7 | $ 2,951.3 | $ (6,310.7) | $ 8,094.3 |
| **Condensed Consolidating Statement of Operations for the Year Ended February 28, 2011** | | | | | |
| Sales | **$ 726.0** | **$ 1,916.1** | **$ 1,904.7** | **$ (450.1)** | **$ 4,096.7** |
| Less – excise taxes | **(136.9)** | **(96.6)** | **(531.2)** | **–** | **(764.7)** |
| Net sales | **589.1** | **1,819.5** | **1,373.5** | **(450.1)** | **3,332.0** |
| Cost of product sold | **(312.7)** | **(1,173.1)** | **(1,006.6)** | **350.5** | **(2,141.9)** |
| Gross profit | **276.4** | **646.4** | **366.9** | **(99.6)** | **1,190.1** |
| Selling, general and administrative expenses | **(306.9)** | **(262.0)** | **(175.3)** | **103.3** | **(640.9)** |
| Impairment of goodwill and intangible assets | **–** | **(6.9)** | **(16.7)** | **–** | **(23.6)** |
| Restructuring charges | **(1.3)** | **(7.1)** | **(14.7)** | **–** | **(23.1)** |
| Operating (loss) income | **(31.8)** | **370.4** | **160.2** | **3.7** | **502.5** |
| Equity in earnings of equity method investees and subsidiaries | **735.9** | **246.3** | **8.3** | **(746.7)** | **243.8** |
| Interest expense, net | **(213.3)** | **14.6** | **3.4** | **–** | **(195.3)** |
| Loss on write-off of financing costs | **–** | **–** | **–** | **–** | **–** |
| Income before income taxes | **490.8** | **631.3** | **171.9** | **(743.0)** | **551.0** |
| Benefit from (provision for) income taxes | **68.7** | **(251.1)** | **194.1** | **(3.2)** | **8.5** |
| Net income | **$ 559.5** | **$ 380.2** | **$ 366.0** | **$ (746.2)** | **$ 559.5** |

| (in millions) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Condensed Consolidating Statement of Operations for the Year Ended February 28, 2010** | | | | | |
| Sales | $ 689.8 | $ 1,803.9 | $ 2,097.1 | $ (377.8) | $ 4,213.0 |
| Less – excise taxes | (147.4) | (95.0) | (605.8) | – | (848.2) |
| Net sales | 542.4 | 1,708.9 | 1,491.3 | (377.8) | 3,364.8 |
| Cost of product sold | (288.5) | (1,067.6) | (1,150.2) | 286.3 | (2,220.0) |
| Gross profit | 253.9 | 641.3 | 341.1 | (91.5) | 1,144.8 |
| Selling, general and administrative expenses | (251.4) | (236.8) | (282.2) | 87.9 | (682.5) |
| Impairment of goodwill and intangible assets | – | – | (103.2) | – | (103.2) |
| Restructuring charges | (0.8) | (14.9) | (31.9) | – | (47.6) |
| Operating income (loss) | 1.7 | 389.6 | (76.2) | (3.6) | 311.5 |
| Equity in earnings (losses) of equity method investees and subsidiaries | 273.6 | 265.9 | (18.8) | (307.1) | 213.6 |
| Interest expense, net | (257.8) | (1.7) | (5.6) | – | (265.1) |
| Loss on write-off of financing costs | (0.7) | – | – | – | (0.7) |
| Income (loss) before income taxes | 16.8 | 653.8 | (100.6) | (310.7) | 259.3 |
| Benefit from (provision for) income taxes | 82.5 | (278.4) | 32.9 | 3.0 | (160.0) |
| Net income (loss) | $ 99.3 | $ 375.4 | $ (67.7) | $ (307.7) | $ 99.3 |
| **Condensed Consolidating Statement of Operations for the Year Ended February 28, 2009** | | | | | |
| Sales | $ 533.3 | $ 2,492.4 | $ 2,097.9 | $ (400.6) | $ 4,723.0 |
| Less – excise taxes | (71.4) | (440.4) | (556.6) | – | (1,068.4) |
| Net sales | 461.9 | 2,052.0 | 1,541.3 | (400.6) | 3,654.6 |
| Cost of product sold | (225.1) | (1,292.6) | (1,200.6) | 293.7 | (2,424.6) |
| Gross profit | 236.8 | 759.4 | 340.7 | (106.9) | 1,230.0 |
| Selling, general and administrative expenses | (241.2) | (252.3) | (443.8) | 105.3 | (832.0) |
| Impairment of goodwill and intangible assets | – | – | (300.4) | – | (300.4) |
| Restructuring charges | (2.3) | (5.0) | (60.7) | – | (68.0) |
| Operating (loss) income | (6.7) | 502.1 | (464.2) | (1.6) | 29.6 |
| Equity in earnings (losses) of equity method investees and subsidiaries | (111.5) | 252.3 | (78.1) | 123.9 | 186.6 |
| Interest expense, net | (241.9) | (62.2) | (18.9) | – | (323.0) |
| Loss on write-off of financing costs | – | – | – | – | – |
| (Loss) income before income taxes | (360.1) | 692.2 | (561.2) | 122.3 | (106.8) |
| Benefit from (provision for) income taxes | 58.7 | (274.4) | 21.4 | (0.3) | (194.6) |
| Net (loss) income | $ (301.4) | $ 417.8 | $ (539.8) | $ 122.0 | $ (301.4) |

| *(in millions)* | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2011** | | | | | |
| Net cash (used in) provided by operating activities | **$ (108.8)** | **$ 483.5** | **$ 244.6** | **$ –** | **$ 619.3** |
| Cash flows from investing activities: | | | | | |
| Proceeds from sales of businesses, net of cash divested | **(2.3)** | **(3.5)** | **225.5** | **–** | **219.7** |
| Proceeds from notes receivable | **60.0** | **–** | **–** | **–** | **60.0** |
| Proceeds from sales of assets | **–** | **3.4** | **16.1** | **–** | **19.5** |
| Capital distribution from equity method investee | **–** | **–** | **0.3** | **–** | **0.3** |
| Purchases of property, plant and equipment | **(39.4)** | **(31.5)** | **(18.2)** | **–** | **(89.1)** |
| Investments in equity method investees | **–** | **(0.1)** | **(29.6)** | **–** | **(29.7)** |
| Purchases of businesses, net of cash acquired | **–** | **–** | **–** | **–** | **–** |
| Other investing activities | **–** | **7.0** | **0.4** | **–** | **7.4** |
| Net cash provided by (used in) investing activities | **18.3** | **(24.7)** | **194.5** | **–** | **188.1** |
| Cash flows from financing activities: | | | | | |
| Intercompany financings, net | **858.5** | **(459.5)** | **(399.0)** | **–** | **–** |
| Principal payments of long-term debt | **(325.7)** | **(1.7)** | **(1.1)** | **–** | **(328.5)** |
| Purchases of treasury stock | **(300.0)** | **–** | **–** | **–** | **(300.0)** |
| Net (repayment of) proceeds from notes payable | **(214.4)** | **–** | **(75.3)** | **–** | **(289.7)** |
| Payment of financing costs of long-term debt | **(0.2)** | **–** | **–** | **–** | **(0.2)** |
| Proceeds from exercise of employee stock options | **61.0** | **–** | **–** | **–** | **61.0** |
| Proceeds from excess tax benefits from stock-based payment awards | **7.4** | **–** | **–** | **–** | **7.4** |
| Proceeds from employee stock purchases | **4.3** | **–** | **–** | **–** | **4.3** |
| Proceeds from maturity of derivative instrument | **–** | **–** | **–** | **–** | **–** |
| Net cash provided by (used in) financing activities | **90.9** | **(461.2)** | **(475.4)** | **–** | **(845.7)** |
| Effect of exchange rate changes on cash and cash investments | **–** | **–** | **4.0** | **–** | **4.0** |
| Net increase (decrease) in cash and cash investments | **0.4** | **(2.4)** | **(32.3)** | **–** | **(34.3)** |
| Cash and cash investments, beginning of year | **0.3** | **3.3** | **39.9** | **–** | **43.5** |
| Cash and cash investments, end of year | **$ 0.7** | **$ 0.9** | **$ 7.6** | **$ –** | **$ 9.2** |

| (in millions) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2010** | | | | | |
| Net cash (used in) provided by operating activities | $ (139.4) | $ 287.3 | $ 254.6 | $ – | $ 402.5 |
| Cash flows from investing activities: | | | | | |
| Proceeds from sales of businesses, net of cash divested | – | 262.1 | 87.5 | – | 349.6 |
| Proceeds from note receivable | – | – | – | – | – |
| Proceeds from sales of assets | – | 0.4 | 16.8 | – | 17.2 |
| Capital distribution from equity method investee | – | – | 0.2 | – | 0.2 |
| Purchases of property, plant and equipment | (21.7) | (55.4) | (30.6) | – | (107.7) |
| Investment in equity method investee | – | (0.9) | – | – | (0.9) |
| Purchases of businesses, net of cash acquired | – | – | – | – | – |
| Other investing activities | 1.7 | – | (3.5) | – | (1.8) |
| Net cash (used in) provided by investing activities | (20.0) | 206.2 | 70.4 | – | 256.6 |
| Cash flows from financing activities: | | | | | |
| Intercompany financings, net | 663.8 | (491.0) | (172.8) | – | – |
| Principal payments of long-term debt | (769.7) | (2.9) | (8.7) | – | (781.3) |
| Purchases of treasury stock | – | – | – | – | – |
| Net proceeds from (repayment of) notes payable | 222.1 | – | (105.0) | – | 117.1 |
| Payment of financing costs of long-term debt | (11.5) | – | – | – | (11.5) |
| Proceeds from exercise of employee stock options | 12.3 | – | – | – | 12.3 |
| Proceeds from excess tax benefits from stock-based payment awards | 2.7 | – | – | – | 2.7 |
| Proceeds from employee stock purchases | 4.5 | – | – | – | 4.5 |
| Proceeds from maturity of derivative instrument | 33.2 | – | – | – | 33.2 |
| Net cash provided by (used in) financing activities | 157.4 | (493.9) | (286.5) | – | (623.0) |
| Effect of exchange rate changes on cash and cash investments | – | – | (5.7) | – | (5.7) |
| Net (decrease) increase in cash and cash investments | (2.0) | (0.4) | 32.8 | – | 30.4 |
| Cash and cash investments, beginning of year | 2.3 | 3.7 | 7.1 | – | 13.1 |
| Cash and cash investments, end of year | $ 0.3 | $ 3.3 | $ 39.9 | $ – | $ 43.5 |
| **Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2009** | | | | | |
| Net cash (used in) provided by operating activities | $ (131.1) | $ 608.8 | $ 29.2 | $ – | $ 506.9 |
| Cash flows from investing activities: | | | | | |
| Proceeds from sale of business, net of cash divested | (2.4) | 206.6 | – | – | 204.2 |
| Proceeds from note receivable | – | – | – | – | – |
| Proceeds from sales of assets | – | 2.1 | 23.3 | – | 25.4 |
| Capital distributions from equity method investees | – | 20.7 | 0.1 | – | 20.8 |
| Purchases of property, plant and equipment | (5.6) | (41.2) | (81.8) | – | (128.6) |
| Investments in equity method investees | – | (1.0) | (2.2) | – | (3.2) |
| Purchases of businesses, net of cash acquired | (0.6) | 10.9 | (10.2) | – | 0.1 |
| Other investing activities | – | 9.9 | – | – | 9.9 |
| Net cash (used in) provided by investing activities | (8.6) | 208.0 | (70.8) | – | 128.6 |
| Cash flows from financing activities: | | | | | |
| Intercompany financings, net | 907.0 | (806.5) | (100.5) | – | – |
| Principal payments of long-term debt | (564.4) | (9.4) | (3.8) | – | (577.6) |
| Purchases of treasury stock | – | – | – | – | – |
| Net (repayment of) proceeds from notes payable | (240.8) | – | 131.1 | – | (109.7) |
| Payment of financing costs of long-term debt | – | – | – | – | – |
| Proceeds from exercise of employee stock options | 27.1 | – | – | – | 27.1 |
| Proceeds from excess tax benefits from stock-based payment awards | 7.2 | – | – | – | 7.2 |
| Proceeds from employee stock purchases | 5.6 | – | – | – | 5.6 |
| Proceeds from maturity of derivative instrument | – | – | – | – | – |
| Net cash provided by (used in) financing activities | 141.7 | (815.9) | 26.8 | – | (647.4) |
| Effect of exchange rate changes on cash and cash investments | – | – | 4.5 | – | 4.5 |
| Net increase (decrease) in cash and cash investments | 2.0 | 0.9 | (10.3) | – | (7.4) |
| Cash and cash investments, beginning of year | 0.3 | 2.8 | 17.4 | – | 20.5 |
| Cash and cash investments, end of year | $ 2.3 | $ 3.7 | $ 7.1 | $ – | $ 13.1 |

## 23. Business Segment Information:

Prior to May 1, 2010, the Company's internal management financial reporting consisted of two business divisions, Constellation Wines and Crown Imports. In connection with the Company's changes during the first quarter of fiscal 2011 within its internal management structure for its Australian and U.K. business, and the Company's revised business strategy within these markets, the Company changed its internal management financial reporting on May 1, 2010, to consist of four business divisions: Constellation Wines North America, Constellation Wines Australia and Europe, Constellation Wines New Zealand and Crown Imports. However, due to a number of factors, including the size of the Constellation Wines New Zealand segment's operations, the similarity of its economic characteristics and long-term financial performance with that of the Constellation Wines North America business, and the fact that the vast majority of the wine produced by the Constellation Wines New Zealand operating segment is sold in the U.S. and Canada, the Company has aggregated the results of this operating segment with its Constellation Wines North America operating segment to form one reportable segment. Accordingly, beginning May 1, 2010, the Company began reporting its operating results in four segments: Constellation Wines North America (wine and spirits) ("CWNA"), Constellation Wines Australia and Europe (wine) ("CWAE"), Corporate Operations and Other, and Crown Imports (imported beer). As a result of the January 2011 CWAE Divestiture, as of February 1, 2011, the Company is no longer reporting operating results for the CWAE segment. Amounts included in the Corporate Operations and Other segment consist of costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global supply chain. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other reportable segments.

The new business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. The financial information for the years ended February 28, 2010, and February 28, 2009, has been restated to conform to the new segment presentation.

In addition, the Company excludes restructuring charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

For the years ended February 28, 2011, February 28, 2010, and February 28, 2009, restructuring charges and unusual items included in operating income consist of:

| | For the Years Ended | | |
|---|---|---|---|
| *(in millions)* | **February 28, 2011** | **February 28, 2010** | **February 28, 2009** |
| **Cost of Product Sold** | | | |
| Flow through of inventory step-up | **$ 2.4** | $ 8.4 | $ 22.2 |
| Accelerated depreciation | **2.2** | 17.7 | 11.2 |
| Inventory write-downs | **–** | 1.6 | 56.8 |
| Other | **0.1** | 4.7 | 37.1 |
| Cost of Product Sold | **4.7** | 32.4 | 127.3 |
| **Selling, General and Administrative Expenses** | | | |
| Net gains on the CWAE Divestiture and related activities | **(83.7)** | – | – |
| Net (gain) loss on sale of nonstrategic assets/business | **(3.3)** | (11.2) | 8.1 |
| Loss on contractual obligation from put option of Ruffino shareholder | **60.0** | 34.3 | – |
| Acquisition-related integration costs | **0.5** | 0.2 | 8.2 |
| Net (gain) loss on March 2009 sale of value spirits business | **–** | (0.2) | 15.6 |
| Loss on sale of Pacific Northwest Business | **–** | – | 23.2 |
| Other costs | **6.3** | 42.4 | 24.2 |
| Selling, General and Administrative Expenses | **(20.2)** | 65.5 | 79.3 |
| Impairment of Goodwill and Intangible Assets | **23.6** | 103.2 | 300.4 |
| Restructuring Charges | **23.1** | 47.6 | 68.0 |
| Restructuring Charges and Unusual Items | **$ 31.2** | $ 248.7 | $ 575.0 |

For the year ended February 28, 2010, restructuring charges and unusual items included in equity in losses of equity method investees of $25.4 million consist of an impairment loss on the Company's investment in Ruffino. For the year ended February 28, 2009, restructuring charges and unusual items included in equity in losses of equity method investees of $83.3 million consist primarily of impairment losses on the Company's investments in Ruffino and Matthew Clark.

The Company evaluates performance based on operating income of the respective business units. The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting guidance described in Note 2.

Segment information is as follows:

| (in millions) | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| **CWNA** | | | |
| Net sales | $ 2,557.3 | $ 2,434.7 | $ 2,703.4 |
| Segment operating income | $ 631.0 | $ 638.0 | $ 644.3 |
| Equity in earnings of equity method investees | $ 12.7 | $ 11.8 | $ 12.8 |
| Long-lived assets | $ 1,101.7 | $ 1,106.5 | $ 1,126.5 |
| Investment in equity method investees | $ 79.6 | $ 75.6 | $ 91.0 |
| Total assets | $ 6,692.3 | $ 6,476.1 | $ 6,596.1 |
| Capital expenditures | $ 52.1 | $ 56.6 | $ 71.9 |
| Depreciation and amortization | $ 88.8 | $ 103.2 | $ 96.0 |
| **CWAE** | | | |
| Net sales | $ 774.7 | $ 930.1 | $ 951.2 |
| Segment operating income | $ 9.3 | $ 16.9 | $ 47.1 |
| Equity in earnings of equity method investees | $ 5.6 | $ 5.3 | $ 4.8 |
| Long-lived assets | $ – | $ 380.2 | $ 380.7 |
| Investment in equity method investees | $ – | $ 35.7 | $ 30.2 |
| Total assets | $ – | $ 1,228.4 | $ 1,199.2 |
| Capital expenditures | $ 5.3 | $ 13.4 | $ 53.4 |
| Depreciation and amortization | $ 26.1 | $ 39.7 | $ 48.9 |
| **Corporate Operations and Other** | | | |
| Net sales | $ – | $ – | $ – |
| Segment operating loss | $ (106.6) | $ (94.7) | $ (86.8) |
| Long-lived assets | $ 117.9 | $ 80.5 | $ 40.3 |
| Total assets | $ 292.0 | $ 222.6 | $ 104.2 |
| Capital expenditures | $ 31.7 | $ 37.7 | $ 3.3 |
| Depreciation and amortization | $ 18.9 | $ 13.0 | $ 12.1 |
| **Crown Imports** | | | |
| Net sales | $ 2,392.9 | $ 2,256.2 | $ 2,395.4 |
| Segment operating income | $ 453.0 | $ 444.1 | $ 504.1 |
| Long-lived assets | $ 4.8 | $ 5.0 | $ 5.4 |
| Total assets | $ 419.0 | $ 368.9 | $ 324.2 |
| Capital expenditures | $ 1.6 | $ 1.0 | $ 2.0 |
| Depreciation and amortization | $ 1.8 | $ 1.5 | $ 1.1 |
| **Restructuring Charges and Unusual Items** | | | |
| Operating loss | $ (31.2) | $ (248.7) | $ (575.0) |
| Equity in losses of equity method investees | $ (0.6) | $ (25.4) | $ (83.3) |
| **Consolidation and Eliminations** | | | |
| Net sales | $ (2,392.9) | $ (2,256.2) | $ (2,395.4) |
| Operating income | $ (453.0) | $ (444.1) | $ (504.1) |
| Equity in earnings of Crown Imports | $ 226.1 | $ 221.9 | $ 252.3 |
| Long-lived assets | $ (4.8) | $ (5.0) | $ (5.4) |
| Investment in equity method investees | $ 183.3 | $ 167.2 | $ 136.9 |
| Total assets | $ (235.7) | $ (201.7) | $ (187.2) |
| Capital expenditures | $ (1.6) | $ (1.0) | $ (2.0) |
| Depreciation and amortization | $ (1.8) | $ (1.5) | $ (1.1) |
| **Consolidated** | | | |
| Net sales | $ 3,332.0 | $ 3,364.8 | $ 3,654.6 |
| Operating income | $ 502.5 | $ 311.5 | $ 29.6 |
| Equity in earnings of equity method investees | $ 243.8 | $ 213.6 | $ 186.6 |
| Long-lived assets | $ 1,219.6 | $ 1,567.2 | $ 1,547.5 |
| Investment in equity method investees | $ 262.9 | $ 278.5 | $ 258.1 |
| Total assets | $ 7,167.6 | $ 8,094.3 | $ 8,036.5 |
| Capital expenditures | $ 89.1 | $ 107.7 | $ 128.6 |
| Depreciation and amortization | $ 133.8 | $ 155.9 | $ 157.0 |

*Table continued in next column.*

The Company's areas of operations are principally in the U.S. Current operations outside the U.S. are primarily in Canada and New Zealand and are included within the CWNA segment. Prior to the Company's January 2011 CWAE Divestiture, operations outside the U.S. also included Australia and the U.K. and were reported within the CWAE segment. Revenues are attributed to countries based on the location of the selling company.

Geographic data is as follows:

| (in millions) | For the Years Ended February 28, 2011 | February 28, 2010 | February 28, 2009 |
|---|---|---|---|
| **Net Sales** | | | |
| U.S. | $ 2,087.7 | $ 2,001.3 | $ 2,266.1 |
| Non-U.S. | 1,244.3 | 1,363.5 | 1,388.5 |
| Total | $ 3,332.0 | $ 3,364.8 | $ 3,654.6 |
| Significant non-U.S. revenue sources include: | | | |
| U.K. | $ 478.0 | $ 611.5 | $ 631.7 |
| Canada | 410.7 | 379.0 | 378.3 |
| Australia | 278.4 | 294.1 | 296.9 |
| New Zealand | 54.7 | 51.1 | 54.5 |
| Other | 22.5 | 27.8 | 27.1 |
| Total | $ 1,244.3 | $ 1,363.5 | $ 1,388.5 |

| (in millions) | February 28, 2011 | February 28, 2010 |
|---|---|---|
| **Long-lived assets** | | |
| U.S. | $ 896.3 | $ 878.3 |
| Non-U.S. | 323.3 | 688.9 |
| Total | $ 1,219.6 | $ 1,567.2 |
| Significant non-U.S. long-lived assets include: | | |
| Canada | $ 176.2 | $ 167.5 |
| New Zealand | 144.6 | 141.2 |
| Australia | – | 300.1 |
| U.K. | – | 78.7 |
| Other | 2.5 | 1.4 |
| Total | $ 323.3 | $ 688.9 |

## 24. Accounting Guidance Not Yet Adopted:

**INTANGIBLES – GOODWILL AND OTHER** – In December 2010, the FASB issued amended guidance for when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amended guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. Any resulting goodwill impairment upon adoption should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. The Company is required to adopt the guidance for its annual and interim periods beginning March 1, 2011. The adoption of this amended guidance on March 1, 2011, did not have a material impact on the Company's consolidated financial statements.

## 25. Selected Quarterly Financial Information (Unaudited):

A summary of selected quarterly financial information is as follows:

| *(in millions, except per share data)* | Quarter Ended Fiscal 2011<br>May 31, 2010 | August 31, 2010 | November 30, 2010 | February 28, 2011 | Full Year |
|---|---|---|---|---|---|
| Net sales | **$ 787.5** | **$ 862.8** | **$ 966.4** | **$ 715.3** | **$3,332.0** |
| Gross profit | **$ 270.0** | **$ 314.2** | **$ 351.9** | **$ 254.0** | **$1,190.1** |
| Net income (1) | **$ 49.1** | **$ 91.3** | **$ 139.3** | **$ 279.8** | **$ 559.5** |
| Earnings per common share: (2) | | | | | |
| Basic – Class A Common Stock | **$ 0.23** | **$ 0.44** | **$ 0.67** | **$ 1.36** | **$ 2.68** |
| Basic – Class B Convertible Common Stock | **$ 0.21** | **$ 0.40** | **$ 0.61** | **$ 1.24** | **$ 2.44** |
| Diluted – Class A Common Stock | **$ 0.22** | **$ 0.43** | **$ 0.65** | **$ 1.32** | **$ 2.62** |
| Diluted – Class B Convertible Common Stock | **$ 0.21** | **$ 0.40** | **$ 0.60** | **$ 1.21** | **$ 2.40** |

| *(in millions, except per share data)* | Quarter Ended Fiscal 2010<br>May 31, 2009 | August 31, 2009 | November 30, 2009 | February 28, 2010 | Full Year |
|---|---|---|---|---|---|
| Net sales | $ 791.6 | $ 876.8 | $ 987.7 | $ 708.7 | $3,364.8 |
| Gross profit | $ 268.7 | $ 309.6 | $ 344.1 | $ 222.4 | $1,144.8 |
| Net income (loss) (3) | $ 6.5 | $ 99.7 | $ 44.1 | $ (51.0) | $ 99.3 |
| Earnings (loss) per common share: (2) | | | | | |
| Basic – Class A Common Stock | $ 0.03 | $ 0.46 | $ 0.20 | $ (0.23) | $ 0.46 |
| Basic – Class B Convertible Common Stock | $ 0.03 | $ 0.42 | $ 0.18 | $ (0.21) | $ 0.41 |
| Diluted – Class A Common Stock | $ 0.03 | $ 0.45 | $ 0.20 | $ (0.23) | $ 0.45 |
| Diluted – Class B Convertible Common Stock | $ 0.03 | $ 0.41 | $ 0.18 | $ (0.21) | $ 0.41 |

(1) *In Fiscal 2011, the Company recorded certain unusual items consisting of accelerated depreciation associated primarily with the Global Initiative; other cost of product sold related to costs incurred in connection with the sale of nonstrategic assets; net gains on the January 2011 CWAE Divestiture and related activities; net gain on the sale of nonstrategic assets; a loss on the potential settlement of the contractual obligation created by the notification by the 50.1% shareholder of Ruffino to exercise the option to put its entire equity interest to the Company; acquisition-related integration costs associated with the Fiscal 2008 Plan; other selling, general and administrative costs associated primarily with the Global Initiative; impairment of intangible assets associated primarily with the Company's Canadian business; restructuring charges associated primarily with the Global Initiative and the Australian Initiative; other equity method investment loss; and a valuation allowance against deferred tax assets in the U.K. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2011:*

| *(in millions, net of income tax effect)* | Quarter Ended Fiscal 2011<br>May 31, 2010 | August 31, 2010 | November 30, 2010 | February 28, 2011 | Full Year |
|---|---|---|---|---|---|
| Accelerated depreciation | $ 0.6 | $ 0.1 | $ 0.3 | $ 0.4 | $ 1.4 |
| Other cost of product sold costs | $ – | $ – | $ 0.1 | $ – | $ 0.1 |
| Net gains on the CWAE Divestiture and related activities | $ – | $ – | $ – | $ (281.5) | $ (281.5) |
| Net gain on sale of nonstrategic assets | $ (1.0) | $ – | $ (2.3) | $ – | $ (3.3) |
| Loss on contractual obligation from put option of Ruffino shareholder | $ – | $ – | $ – | $ 60.0 | $ 60.0 |
| Acquisition-related integration costs | $ 0.1 | $ 0.1 | $ – | $ 0.1 | $ 0.3 |
| Other selling, general and administrative costs | $ 0.6 | $ 2.0 | $ 1.0 | $ 0.6 | $ 4.2 |
| Impairment of intangible assets | $ – | $ – | $ 4.2 | $ 11.4 | $ 15.6 |
| Restructuring charges | $ 4.3 | $ 13.2 | $ (1.4) | $ 3.5 | $ 19.6 |
| Other equity method investment loss | $ 0.5 | $ 0.1 | $ – | $ – | $ 0.6 |
| Deferred tax assets valuation allowance | $ 28.1 | $ 2.0 | $ – | $ – | $ 30.1 |

(2) *The sum of the quarterly earnings per common share in Fiscal 2011 and Fiscal 2010 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.*

(3) *In Fiscal 2010, the Company recorded certain unusual items consisting of accelerated depreciation associated primarily with the Global Initiative and the Fiscal 2007 Wine Plan; inventory write-downs associated primarily with the Global Initiative; other cost of product sold primarily related to the Fiscal 2007 Wine Plan; a loss on the March 2009 sale of the Company's value spirits business; a loss on the contractual obligation created by the notification by the 9.9% shareholder of Ruffino to exercise the option to put its entire equity interest to the Company; a gain on the sale of the Company's nonstrategic U.K. cider business; acquisition-related integration costs associated primarily with the Fiscal 2008 Plan; other selling, general and administrative costs associated primarily with the Global Initiative; impairment of intangible assets associated primarily with the Company's Australian business; restructuring charges associated primarily with the Global Initiative and the Australian Initiative; an impairment loss of the Company's equity method investment in Ruffino; and a loss on the write-off of financing costs. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2010:*

| | Quarter Ended Fiscal 2010 | | | | |
|---|---|---|---|---|---|
| *(in millions, net of income tax effect)* | May 31, 2009 | August 31, 2009 | November 30, 2009 | February 28, 2010 | Full Year |
| Accelerated depreciation | $ 2.6 | $ 7.6 | $ 1.1 | $ 1.3 | $ 12.6 |
| Inventory write-downs, restructuring activities | $ 0.3 | $ 0.5 | $ 0.3 | $ 0.1 | $ 1.2 |
| Other cost of product sold costs | $ 1.2 | $ 1.1 | $ 0.8 | $ 0.7 | $ 3.8 |
| Loss on March 2009 sale of value spirits business | $ 37.3 | $ 0.1 | $ – | $ – | $ 37.4 |
| Loss on contractual obligation from put option of Ruffino shareholder | $ – | $ – | $ 34.3 | $ – | $ 34.3 |
| Gain on sale of nonstrategic U.K. cider business | $ – | $ – | $ – | $ (14.0) | $ (14.0) |
| Acquisition-related integration costs | $ – | $ – | $ 0.1 | $ – | $ 0.1 |
| Other selling, general and administrative costs | $ 8.9 | $ 6.9 | $ 7.9 | $ 5.6 | $ 29.3 |
| Impairment of intangible assets | $ – | $ – | $ – | $ 97.9 | $ 97.9 |
| Restructuring charges | $ 14.3 | $ 2.5 | $ 5.2 | $ 18.5 | $ 40.5 |
| Impairment of equity method investment | $ – | $ – | $ 25.4 | $ – | $ 25.4 |
| Loss on write-off of financing costs | $ – | $ – | $ – | $ 0.4 | $ 0.4 |

# MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Constellation Brands, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of February 28, 2011.

The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. and subsidiaries (the Company) as of February 28, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellation Brands, Inc. and subsidiaries as of February 28, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Constellation Brands, Inc.'s internal control over financial reporting as of February 28, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2011 expressed an unqualified opinion on the effectiveness of Constellation Brands, Inc.'s internal control over financial reporting.

KPMG LLP

Rochester, New York
April 29, 2011

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited Constellation Brands, Inc.'s (the Company) internal control over financial reporting as of February 28, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Constellation Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Constellation Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 28, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2011, and our report dated April 29, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
April 29, 2011

# METHODS OF DISTRIBUTION

In North America, the Company's products are primarily distributed by wholesale distributors as well as state and provincial alcoholic beverage control agencies. As is the case with all other beverage alcohol companies, products sold through state or provincial alcoholic beverage control agencies are subject to obtaining and maintaining listings to sell the Company's products in that agency's state or province. State and provincial governments can affect prices paid by consumers of the Company's products. This is possible either through the imposition of taxes or, in states and provinces in which the government acts as the distributor of the Company's products through an alcohol beverage control agency, by directly setting retail prices for the Company's products. In New Zealand, the Company's products are primarily distributed either directly to retailers or through wholesalers and importers with the distribution channels dominated by a small number of industry leaders.

# COMMON STOCK PRICES AND DIVIDENDS

The Company's Class A Common Stock (the "Class A Stock") and Class B Common Stock (the "Class B Stock") trade on the New York Stock Exchange® ("NYSE") under the symbols STZ and STZ.B, respectively. There is no public trading market for the Company's Class 1 Common Stock. The following tables set forth for the periods indicated the high and low sales prices of the Class A Stock and the Class B Stock as reported on the NYSE.

| | Class A Stock | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| Fiscal 2010 | | | | |
| High | $ 13.50 | $ 15.20 | $ 17.56 | $ 17.46 |
| Low | $ 10.72 | $ 11.62 | $ 14.36 | $ 14.60 |
| **Fiscal 2011** | | | | |
| **High** | **$ 18.87** | **$ 17.56** | **$ 21.01** | **$ 22.52** |
| **Low** | **$ 15.06** | **$ 14.97** | **$ 16.64** | **$ 18.84** |

| | Class B Stock | | | |
|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
| Fiscal 2010 | | | | |
| High | $ 13.53 | $ 15.12 | $ 17.50 | $ 17.22 |
| Low | $ 10.50 | $ 11.75 | $ 14.62 | $ 14.75 |
| **Fiscal 2011** | | | | |
| **High** | **$ 18.74** | **$ 17.44** | **$ 20.94** | **$ 22.29** |
| **Low** | **$ 15.00** | **$ 15.03** | **$ 16.82** | **$ 18.50** |

At April 19, 2011, the number of holders of record of Class A Stock and Class B Stock of the Company were 904 and 178, respectively. There were no holders of record of Class 1 Common Stock.

With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends on its common stock since its initial public offering in 1973. In addition, the Company's senior credit facility limits the cash dividends that can be paid by the Company on its common stock to an amount determined in accordance with the terms of the 2006 Credit Agreement (as defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report under the caption "Financial Liquidity and Capital Resources – Debt – Senior Credit Facility"). Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on common stock.

# DIRECTORS AND EXECUTIVE OFFICERS

**(As of April 30, 2011)**

## Directors

**Richard Sands**
Chairman of the Board,
Constellation Brands, Inc.

**Robert Sands**
President and Chief Executive Officer,
Constellation Brands, Inc.

**Jerry Fowden** (2)
Chief Executive Officer,
Cott Corporation

**Barry A. Fromberg** (1)
Chief Financial Officer,
Hospitalists Now, Inc.

**Jeananne K. Hauswald** (2) (3)
Managing Partner, Solo Management Group, LLC;
Retired from The Seagram Company Ltd.

**James A. Locke III** (3)
Senior Counsel to the law firm of Nixon Peabody LLP

**Paul L. Smith** (1) (3)
Retired from Eastman Kodak Company

**Mark Zupan** (1)
Dean, William E. Simon Graduate School of
Business Administration, University of Rochester

## Executive Officers

**Richard Sands**
Chairman of the Board,
Constellation Brands, Inc.

**Robert Sands**
President and Chief Executive Officer,
Constellation Brands, Inc.

**F. Paul Hetterich**
Executive Vice President, Business Development,
Corporate Strategy and International,
Constellation Brands, Inc.

**Thomas J. Mullin**
Executive Vice President and General Counsel,
Constellation Brands, Inc.

**Robert Ryder**
Executive Vice President and Chief Financial Officer,
Constellation Brands, Inc.

**W. Keith Wilson**
Executive Vice President and
Chief Human Resources and
Administrative Officer,
Constellation Brands, Inc.

**John A. (Jay) Wright***
President,
Constellation Wines North America

Additional biographical information about the Directors is included in the Proxy Statement relating to the Company's 2011 annual meeting distributed with this Annual Report and posted on the Company's web site.

*(1) Member of Audit Committee*
*(2) Member of Human Resources Committee*
*(3) Member of Corporate Governance Committee*

**Mr. Wright is employed by Constellation Brands, Inc.*

# CONSTELLATION BRANDS PRODUCTION FACILITIES
**(As of April 30, 2011)**

## United States:

***California***
Bedford Winery (Napa)

Clos du Bois Winery (Geyserville)

Dunnewood Vineyards (Ukiah)

Estancia Winery (Soledad – Monterey County)

Franciscan Oakville Estates (Rutherford)

Gonzales Winery (Gonzales – Monterey County)

Mission Bell Winery (Madera)

Mt. Veeder Winery (Napa)

Ravenswood Wineries (Sonoma)

Robert Mondavi Winery (Oakville)

Simi Winery (Healdsburg)

Turner Road Vintners Wineries (Lodi/Woodbridge)

Wild Horse Winery (Templeton)

Woodbridge Winery (Acampo)

***New York***
Canandaigua Winery (Canandaigua)

***Washington***
The Hogue Cellars (Prosser)

## Canada:

***Alberta***
The Black Velvet Distilling Co. (Lethbridge)

***British Columbia***
Inniskillin Okanagan Winery (Oliver)

See Ya Later Ranch (Okanagan Falls)

Sumac Ridge Estate Winery & Vineyard (Summerland)

Vincor Production Facility (Oliver)

***Ontario***
Inniskillin Winery & Vineyard (Niagara-on-the-Lake)

Jackson-Triggs Estate Winery (Niagara-on-the-Lake)

Le Clos Jordanne (Jordan, Niagara Peninsula)

Niagara Cellars (Niagara Falls)

***Quebec***
Vincor Quebec (Rougemont)

## New Zealand:

Corner 50 Winery (Hawkes Bay, North Island)

Drylands Winery (Marlborough, South Island)

Kim Crawford Winery – Riverlands Winery (Blenheim, Marlborough, South Island)

Nobilo Winery (Huapai, West Auckland, North Island)

## Wine Kits:

RJ Spagnol's (Delta, British Columbia)

RJ Spagnol's (Kitchener, Ontario)

# INVESTOR INFORMATION

## Corporate Headquarters

Constellation Brands, Inc.
207 High Point Drive
Building 100
Victor, NY 14564
585.678.7100
888.724.2169
www.cbrands.com
Investor Center: 888.922.2150

## Stock Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
877.810.2237 (toll free, within the U.S. and Canada)
201.680.6578 (outside the U.S. and Canada)
www.bnymellon.com/shareowner/equityaccess

## Common Stock Trading

The Company's Class A and Class B Common Stock trade on the New York Stock Exchange (NYSE) under the ticker symbols STZ and STZ.B, respectively. There is no public market for the Company's Class 1 Common Stock. As of April 30, 2011, there were 901 and 177 holders of record of Class A and Class B Common Stock, respectively, and no holders of Class 1 Common Stock.

## Dividend Policy

With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividend on its common stock since its initial public offering in 1973. Additional information is provided in this report under the heading "Common Stock Prices and Dividends."

## Information Regarding Forward-Looking Statements

The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2011.

## Copies of Form 10-K

The Annual Report on Form 10-K may be obtained by writing Constellation Brands, Inc.'s Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our Constellation Brands website at www.cbrands.com, as well as on the Securities and Exchange Commission's internet site at www.sec.gov.

## Annual Stockholders' Meeting

The annual meeting is scheduled to be held at 11:00 a.m., Eastern time, on Thursday, July 21, 2011, at the Callahan Theater at the Nazareth College Arts Center, 4245 East Avenue, Rochester, New York. The Nazareth College Arts Center is located in the Town of Pittsford, New York.

# ABOUT CONSTELLATION BRANDS

**Constellation Brands is the world's leading premium wine company** that achieves success through an unmatched knowledge of wine consumers, storied brands that suit varied lives and tastes, and talented employees worldwide. With a broad portfolio of widely admired premium products across the wine, beer and spirits categories, Constellation's brand portfolio includes Robert Mondavi, Clos du Bois, Blackstone, Arbor Mist, Estancia, Ravenswood, Jackson Triggs, Kim Crawford, Corona Extra, Black Velvet Canadian Whisky and SVEDKA Vodka.

Constellation Brands (NYSE: STZ and STZ.B) is an S&P 500 Index and Fortune 1000® company with more than 100 brands in our portfolio, sales in about 125 countries and operations in approximately 30 facilities. The Company believes that industry leadership involves a commitment to our brands, to the trade, to the land, to investors and to different people around the world who turn to our products when celebrating big moments or enjoying quiet ones. We express this commitment through our vision: ***to elevate life with every glass raised***. To learn more about Constellation, visit the Company's website at **www.cbrands.com**.


Constellation Brands
2011-2012 BRAND PORTFOLIO
Constellation Brands
Enjoy Responsibly
www.cbrands.com

## ABOUT CONSTELLATION BRANDS

Constellation Brands is the world's leading premium wine company that achieves success through an unmatched knowledge of wine consumers, storied brands that suit varied lives and tastes, and talented employees worldwide. With a broad portfolio of widely admired premium products across the wine, beer and spirits categories, Constellation's brand portfolio includes Robert Mondavi, Clos du Bois, Blackstone, Arbor Mist, Estancia, Ravenswood, Jackson Triggs, Kim Crawford, Corona Extra, Black Velvet Canadian Whisky and SVEDKA Vodka.

Constellation Brands (NYSE: STZ and STZ.B) is an S&P 500 Index and Fortune 1000® company with more than 100 brands in our portfolio, sales in about 125 countries and operations in approximately 30 facilities. The company believes that industry leadership involves a commitment to our brands, to the trade, to the land, to investors and to different people around the world who turn to our products when celebrating big moments or enjoying quiet ones. We express this commitment through our vision: ***to elevate life with every glass raised.*** To learn more about Constellation, visit the company's website at *www.cbrands.com.*

# BRAND PORTFOLIO

## WINES

**AUSTRALIA**
Alice White
Banrock Station ✦
Cliff 79
Hardys ✦
Wallaroo Trail

**NEW ZEALAND**
Drylands
Kim Crawford
Monkey Bay
Nobilo
Selaks
The People's

**EUROPE**
blüfeld
Cadet d'Oc ✤
Mezzomondo ✦
Mouton Cadet ✤
Red Guitar
Rioja Vega ✤
Ruffino ✦

**SOUTH AMERICA**
Caballero
Diseño
Escudo Rojo ✤
Marcus James

**CANADA**
Entre-Lacs
Inniskillin
Jackson Triggs
L'Ambiance
Le Clos Jordanne
Naked Grape
Nicolas Laloux
Nk'Mip Cellars ✪
Notre Vin Maison
Open
Osoyoos Larose ✪
Sawmill Creek
See Ya Later Ranch
Sola-Nero
Sumac Ridge Estate

**UNITED STATES**
Black Box
Blackstone
Clos du Bois

**UNITED STATES (cont.)**
Estancia
Franciscan Estate
Hayman & Hill
Hogue Cellars
Manischewitz
Mendocino Vineyards
Mount Veeder Winery
Night Harvest by RH Phillips
Paso Creek
Primal Roots
Ravenswood
Rex Goliath
Robert Mondavi Private Selection
Robert Mondavi Winery
Simi
Simply Naked
The Dreaming Tree
Toasted Head
Vendange
Widmer
Wild Horse
Woodbridge by Robert Mondavi

## SPARKLING

Cook's
Great Western
J. Roget
Ruffino Prosecco ✦
Woodbridge by Robert Mondavi

## SPECIALTIES

Arbor Mist
Inniskillin Icewine
Jackson Triggs Icewine
Richard's Wild Irish Rose
Taylor Fortified Wine

## READY TO DRINK

Growers Cider
Vex

## BEER†

Corona Extra
Corona Light
Modelo Especial
Negra Modelo
Pacifico
St. Pauli Girl
Tsingtao
Victoria

## SPIRITS

Black Velvet Canadian Whisky
Paul Masson Grande Amber Brandy
SVEDKA Vodka

✤ *Agent Relationship*
✪ *Joint Venture (JV)*
✦ *Minority Interest*

*† Crown Imports is a 50/50 JV with Grupo Modelo.*

*This is only a partial list of our brands. For a complete list, please visit www.cbrands.com. Products listed in this portfolio are current as of June 10, 2011.*


SVEDKA
VODKA
ArborMist
WHITE ZINFANDEL
Exotic Fruits
CLOS DU BOIS
Constellation Brands
2011-2012 BRAND PORTFOLIO
Corona
Extra
Estancia
PINOT NOIR
MONTEREY COUNTY
RESERVE

PULL AND SAVE FOR FUTURE REFERENCE

# SELECTION OF CONSTELLATION'S TOP SCORES:

## UNITED STATES

**95 pts** 2007 Robert Mondavi Winery Cabernet Sauvignon Reserve, Napa Valley (WA+WS)
**95 pts** 2007 Ravenswood Single Vineyard Designate Zinfandel, Old Hill Vineyard, Sonoma Valley (WE)
**94 pts** 2007 Franciscan Cabernet Sauvignon, Napa Valley (WE)
**94 pts** 2005 Simi Landslide Vineyard Cabernet Sauvignon, Alexander Valley (WE)
**94 pts** 2007 Ravenswood Single Vineyard Designate Zinfandel, Belloni Vineyard, Russian River Valley (WE)
**93 pts** 2007 Wild Horse Unbridled Pinot Noir, Santa Barbara (W&S)
**92 pts** 2007 Clos du Bois Calcaire Chardonnay, Russian River Valley (WE)
**92 pts** 2008 Robert Mondavi Winery Fume Blanc Reserve, Napa Valley (WE)
**91 pts** 2007 Hogue Reserve Chardonnay, Columbia Valley (WA)
**90 pts** 2009 Estancia Sauvignon Blanc, Monterey County (WE)

## NEW ZEALAND

**90 pts** 2010 Drylands Sauvignon Blanc, Marlborough (WS)
**90 pts** 2009 Nobilo Icon Sauvignon Blanc, Marlborough (WE)
**90 pts** 2009 Nobilo Icon Pinot Noir, Marlborough (WS)

## CANADA

**94 pts** 2006 Inniskillin Riesling Icewine, Niagara Peninsula (WS)
**91 pts** 2006 Inniskillin Vidal, Niagara Peninsula (WS)
**90 pts** 2006 Jackson Triggs Proprietor's Reserve Vidal, Niagara Peninsula (WS)

## ITALY

**96 pts** 2007 Ruffino Modus, Toscana IGT (WS)
**90 pts** 2006 Ruffino Riserva Ducale Oro (WS)

WA – Wine Advocate WS – Wine Spectator
WE – Wine Enthusiast W&S – Wine & Spirits

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Constellation | Constellation Brands, Inc., 207 High Point Drive, Building 100, Victor, New York 14564
1.888.724.2169 www.cbrands.com